SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated April 11, 2008 regarding matters to be approved at the annual general meeting of the Registrant (the “Annual General Meeting”) to be held on May 6, 2008.

1.2	Form of proxy for use at the Annual General Meeting.

1.3	2008 Voting Instruction Card for holders of American Depositary Shares.

1.4	2007 Annual Report.

1.5	Announcement dated April 11, 2008 providing notice of the Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

PROPOSED RE-ELECTION OF DIRECTORS

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

PROPOSED REFRESHMENT OF PLAN MANDATE LIMIT OF, AND

PROPOSED AMENDMENTS TO,

2004 SHARE OPTION PLAN OF PARTNER COMMUNICATIONS COMPANY LTD.

AND

NOTICE OF ANNUAL GENERAL MEETING

The notice convening an annual general meeting of the Company to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 6 May 2008 at 2:30 p.m. or any adjournment thereof to approve the matters referred to in this circular is set out on pages 18 to 22 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjournment thereof should you so wish.

11 April 2008

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“2004 Partner Share Option Plan”	the share option plan adopted by Partner in 2004 as amended and approved by the Company at the general meeting held on 16 May 2006 and further amended by the board of directors of Partner on 26 March 2008;

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares;

“Annual General Meeting”	the annual general meeting of the Company to be held on 6 May 2008 or any adjournment thereof;

“Articles of Association”	articles of association of the Company;

“Board”	board of Directors;

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on New York Stock Exchange, Inc.;

“Directors”	directors of the Company;

“Group”	the Company and its subsidiaries;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Issue Mandate”	the general and unconditional mandate to the Directors to exercise all the powers of the Company to allot, issue and otherwise deal with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

“Latest Practicable Date”	5 April 2008, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Memorandum”	amended and restated memorandum of association of the Company;

“NIS”	New Israeli Shekel, the lawful currency of Israel;

DEFINITIONS

“Partner”	Partner Communications Company Ltd., a company incorporated in Israel whose shares are listed on the Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ, and an indirect non wholly-owned subsidiary of the Company;

“Partner Shares”	the ordinary shares of NIS0.01 each in the issued share capital of Partner;

“Plan Amendment Proposal”	the proposal to amend the 2004 Partner Share Option Plan as described in this circular;

“Plan Mandate Limit”	the maximum number of Partner Shares which may be issued upon the exercise of all options to be granted under the 2004 Partner Share Option Plan and any other share option scheme(s) of Partner, being 10% of the Partner Shares in issue as at the date on which the 2004 Partner Share Option Plan was first approved by the Shareholders or the date of approving the plan mandate limit, as appropriate;

“Plan Mandate Limit Refreshment Proposal”	the proposal to refresh the Plan Mandate Limit by up to 8,142,000 Partner Shares, as described in this circular;

“PRC”	the People’s Republic of China;

“Repurchase Mandate”	the general and unconditional mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

“Retiring Directors”	the Directors retiring at the Annual General Meeting and, being eligible, are offering themselves for re-election at the Annual General Meeting, both in accordance with the Articles of Association;

“SFO”	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Share(s)”	ordinary share(s) in the issued share capital of the Company with a par value of HK$0.25 each;

“Shareholder(s)”	holder(s) of Shares; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

LETTER FROM THE BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:	Registered office:
Mr. LUI Dennis Pok Man	Cricket Square
Mr. Tim PENNINGTON	Hutchins Drive
Mr. CHAN Ting Yu	P.O. Box 2681
(also Alternate to Mr. Lui Dennis Pok Man)	Grand Cayman KY1-1111
Mr. WONG King Fai, Peter	The Cayman Islands

Non-executive Directors:	Head office and principal place of business:
Mr. FOK Kin-ning, Canning (Chairman)
Mrs. CHOW WOO Mo Fong, Susan	22nd Floor
(also Alternate to Mr. Fok Kin-ning, Canning	Hutchison House
and Mr. Frank John Sixt)	10 Harcourt Road
Mr. Frank John SIXT	Hong Kong

Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

Alternate Directors:
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)
Mr. MA Lai Chee, Gerald
(Alternate to Mr. Wong King Fai, Peter)

11 April 2008

To the Shareholders

Dear Sir or Madam,

PROPOSED RE-ELECTION OF DIRECTORS

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

PROPOSED REFRESHMENT OF PLAN MANDATE LIMIT OF, AND

PROPOSED AMENDMENTS TO,

2004 SHARE OPTION PLAN OF PARTNER COMMUNICATIONS COMPANY LTD.

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information on matters to be dealt with at the Annual General Meeting. These are: (i) re-election of Directors; (ii) grant of the Issue Mandate and the Repurchase Mandate; (iii) the Plan Mandate Limit Refreshment Proposal; and (iv) the Plan Amendment Proposal.

LETTER FROM THE BOARD

PROPOSED RE-ELECTION OF DIRECTORS

In accordance with Articles 86(3) and 87(1) of the Articles of Association, Mrs. Chow Woo Mo Fong, Susan, Messrs. Chan Ting Yu, Wong King Fai, Peter, Frank John Sixt, John W. Stanton and Kevin Westley will retire at the Annual General Meeting and, being eligible, will offer themselves for re-election. Information on the Retiring Directors as required to be disclosed under the Listing Rules is set out in Appendix I to this circular.

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the annual general meeting of the Company held on 8 May 2007, ordinary resolutions were passed to grant general mandates to the Directors (i) to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of approving the relevant resolution plus the aggregate nominal amount up to a maximum of 10% of the Company’s then issued share capital repurchased by the Company; and (ii) to repurchase Shares, the aggregate nominal amount of which shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of approving the relevant resolution.

These general mandates will lapse at the conclusion of the Annual General Meeting. At the Annual General Meeting, an ordinary resolution will be proposed to grant the Issue Mandate to the Directors to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Issue Mandate to provide flexibility to the Company to raise funds by issue of Shares efficiently.

At the Annual General Meeting, it is also proposed to grant to the Directors the Repurchase Mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Repurchase Mandate.

If the Repurchase Mandate is granted, a further ordinary resolution will be proposed at the Annual General Meeting providing that any Shares repurchased under the Repurchase Mandate will be added to the total number of Shares which may be allotted and issued under the Issue Mandate.

With respect to the Issue Mandate and the Repurchase Mandate, the Directors wish to state that they have no present intention of exercising the Issue Mandate to issue any Shares for fund raising purposes or the Repurchase Mandate to repurchase any Shares.

An explanatory statement as required by the relevant provisions of the Listing Rules concerning the regulation of repurchases by companies of their own securities on the Stock Exchange is set out in Appendix II to this circular.

PROPOSED REFRESHMENT OF PLAN MANDATE LIMIT OF THE 2004 PARTNER SHARE OPTION PLAN

Under the existing Plan Mandate Limit, Partner is authorised to grant options to subscribe for up to 15,313,600 Partner Shares, being 10% of the Partner Shares in issue as at the date on which the 2004 Partner Share Option Plan was first approved and adopted by the Shareholders. Apart from the 2004 Partner Share Option Plan, Partner had three other share option plans, all of which were terminated on 26 March 2008. As at the Latest Practicable Date, Partner had granted options to subscribe for a total of 15,241,389 Partner Shares, representing approximately 99.5% of the existing Plan Mandate Limit.

LETTER FROM THE BOARD

Under the Listing Rules, the Company may seek approval from the Shareholders in general meeting to refresh the Plan Mandate Limit provided that the total number of Partner Shares which may be issued upon exercise of all options to be granted under all share option plans of Partner as “refreshed” must not exceed 10% of the Partner Shares in issue as at the date of the approval of the “refreshed” Plan Mandate Limit. In addition, the limit on the number of the Partner Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under all share option plans of Partner must not exceed 30% of the relevant class of securities of Partner in issue from time to time.

On the basis of 156,836,853 Partner Shares in issue as at the Latest Practicable Date and assuming no Partner Shares will be issued or repurchased by Partner prior to the Annual General Meeting, the Plan Mandate Limit may be “refreshed” to enable grant of further options to subscribe for up to 15,683,685 Partner Shares.

Given the depletion of the existing Plan Mandate Limit and in order that Partner may grant further options under the 2004 Partner Share Option Plan, the Directors have resolved to seek approval from the Shareholders in general meeting to (1) “refresh” the Plan Mandate Limit by up to 8,142,000 Partner Shares to be issued pursuant to the 2004 Partner Share Option Plan, representing approximately 5.19% of Partner Shares in issue as at the Latest Practicable Date; and (2) amend the 2004 Partner Share Option Plan by increasing the total number of Partner Shares reserved for issuance upon exercise of options to be granted under the 2004 Partner Share Option Plan by 8,142,000 Partner Shares, details of which are set out in paragraph (1) of Appendix III to this circular. The Directors consider the proposed refreshment of the Plan Mandate Limit and the corresponding amendments to the 2004 Partner Share Option Plan would enable Partner to attract and retain employees having appropriate qualifications and experience and would accordingly be in the interest of the Company and the Shareholders as a whole.

Partner, being a subsidiary of the Company, has also become a subsidiary of Hutchison Whampoa Limited (“HWL”) since 14 June 2007 when the Company became a subsidiary of HWL. As such, the proposed refreshment of the Plan Mandate Limit is also subject to, and conditional upon, the approval in general meeting of the shareholders of HWL.

PROPOSED AMENDMENTS TO THE 2004 PARTNER SHARE OPTION PLAN

The Directors have also resolved to seek approval from the Shareholders in general meeting on the following additional amendments to the 2004 Partner Share Option Plan as recommended by the board of directors of Partner:

(i)	to introduce provisions allowing acceleration in vesting of unvested options or the exercise of vested options in the event of change in control or voluntary winding up of Partner; and

(ii)	to allow, upon compliance with conditions specified therein, cashless exercise of vested options under the 2004 Partner Share Option Plan.

Details of the aforesaid amendments are set out in paragraphs (2) and (3) of Appendix III to this circular. The aforesaid amendments are conditional upon relevant approvals being obtained from the shareholders of Partner, the Company and HWL respectively.

Partner’s board of directors proposes to effect the amendments summarised in paragraph (i) above to provide for an acceleration of (1) the vesting of unvested options in the event of change in control of Partner, or (2) the exercisability of vested options in the event of a voluntary winding up of Partner. Partner’s board of directors further proposes the amendments summarised in paragraph (ii) above to allow cashless exercise of vested options thereby bringing in line Partner’s scheme with those of other leading Israeli companies.

LETTER FROM THE BOARD

The Directors consider the amendments summarised in paragraphs (i) and (ii) above would enable Partner to attract and retain employees having appropriate qualifications and experience, both being in the interests of the Company and the Shareholders as a whole.

Copies of the 2004 Partner Share Option Plan and the draft 2004 Partner Share Option Plan incorporating the amendments of the Plan Amendment Proposal are available for inspection at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong during normal business hours up to and including the date of the Annual General Meeting and will also be available for inspection at the Annual General Meeting.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting is set out on pages 18 to 22 of this circular. A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you intend to be present at the Annual General Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time fixed for holding the Annual General Meeting. Completion of the form of proxy and its return to the Company will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

Pursuant to the Articles of Association, a poll may be demanded in relation to any resolution put to the vote of the Annual General Meeting, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the chairman of the meeting; or

(b)	by at least five Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATIONS

The Board considers (i) the re-election of the Directors as described in the section headed “Proposed Re-election of Directors” above; (ii) the granting of the Issue Mandate and the Repurchase Mandate; (iii) the Plan Mandate Limit Refreshment Proposal; and (iv) the Plan Amendment Proposal all to be in the interests of the Company and the Shareholders, and accordingly recommends you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

LETTER FROM THE BOARD

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully

By Order of the Board

Fok Kin-ning, Canning

Chairman

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

The following is the information, as at the Latest Practicable Date, required to be disclosed under the Listing Rules on the Retiring Directors proposed to be re-elected at the Annual General Meeting:

(1)	CHAN Ting Yu, LLB, BA, PCLL

Mr. Chan, aged 57, has been Executive Director of the Company since 3 January 2008, a position he previously held from 2004 to 2005. He is currently, and has been since December 2005, Alternate Director to Mr. Lui Dennis Pok Man, Executive Director and Chief Executive Officer of the Company. He holds a Bachelor of Arts degree, a Bachelor of Laws degree, a Postgraduate Certificate in Laws and a Diploma of Teaching.

He is director of Partner Communications Company Ltd. (“Partner”, whose shares are listed on the Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ and formerly traded on the London Stock Exchange). Prior to joining the Hutchison Whampoa group in 1994, Mr. Chan practised international commercial and investment law in Hong Kong and Australia. Mr. Chan was appointed deputy managing director of HTI (1993) Holdings Limited in January 1996 with responsibility for Hutchison Whampoa group’s telecommunications investments in a number of markets including India, Israel, South East Asia and South America. He has 14 years of experience in the telecommunications industry. Save as disclosed above, Mr. Chan does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Chan had personal interests in 100,000 Shares and in share options to subscribe for 3,333,333 Shares at an exercise price of HK$1.95 each (representing an aggregate of approximately 0.0717% of the issued share capital of the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Chan for his appointment as Executive Director of the Company for an initial term ending on the date of the Company’s next annual general meeting, subject to possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association. Mr. Chan is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time), being determined at the same rate as the other Directors of the Company. The emoluments of Mr. Chan specified in the service agreement entered into between Mr. Chan and a wholly-owned subsidiary of the Company was HK$2,591,640 per annum (which included his basic salary entitlement but excluded any discretionary bonus which the Company may decide to pay). Such emoluments are determined by reference to the Company’s performance and profitability, as well as remuneration benchmarks in the industry and prevailing market conditions.

Save as disclosed above, there are no matters concerning Mr. Chan that are required to be disclosed pursuant to paragraphs (h) to (v) of Listing Rule 13.51(2), nor any other matters and information need to be brought to the attention of the Shareholders or required to be disclosed pursuant to any of the requirements of Listing Rule 13.51(2).

(2)	WONG King Fai, Peter, MSc, FHKIE

Mr. Wong, aged 59, has been Executive Director of the Company since 3 January 2008. He holds a Master’s degree in Telecommunications from the University of Birmingham, the United Kingdom and is a Fellow of The Hong Kong Institution of Engineers.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

He is currently, and has been since March 2004, executive director of Hutchison Global Communications Holdings Limited (“HGCH”, whose shares were formerly listed on the Main Board of the Stock Exchange). He joined the Hutchison Whampoa group in 1996 as technical director of Hutchison Telecommunications (Hong Kong) Limited (“HTHK”), and was promoted to the position of fixed network director of HTHK in 1998 where he was responsible for the establishment of infrastructure, service and market development of its fixed network business. He was chief executive officer of Hutchison Global Communications Limited from 2000 to 2005, and is currently chief executive officer of HTHK. Mr. Wong also holds directorships in certain companies controlled by the Company and a substantial shareholder of the Company. Before joining HTHK, Mr. Wong gained extensive telecommunications experience with Cable & Wireless Hongkong Telecom through various senior roles. Save as disclosed above, Mr. Wong does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Wong had personal interests in share options to subscribe for 2,666,667 Shares at an exercise price of HK$1.95 each (representing approximately 0.0557% of the issued share capital of the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Wong for his appointment as Executive Director of the Company for an initial term ending on the date of the Company’s next annual general meeting, subject to possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association. Mr. Wong is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time), being determined at the same rate as the other Directors of the Company. The emoluments of Mr. Wong specified in the employment contract entered into between Mr. Wong and a wholly-owned subsidiary of the Company was HK$2,708,952 per annum (which included his basic salary entitlement but excluded any discretionary bonus which the Company may decide to pay). Such emoluments are determined by reference to the Company’s performance and profitability, as well as remuneration benchmarks in the industry and prevailing market conditions.

Save as disclosed above, there are no matters concerning Mr. Wong that are required to be disclosed pursuant to paragraphs (h) to (v) of Listing Rule 13.51(2), nor any other matters and information need to be brought to the attention of the Shareholders or required to be disclosed pursuant to any of the requirements of Listing Rule 13.51(2).

(3)	CHOW WOO Mo Fong, Susan, BSc

Mrs. Chow, aged 54, has been Non-executive Director of the Company since 3 January 2008, a position she previously held from 2004 to 2005. She is currently, and has been since December 2005, Alternate Director to Mr. Fok Kin-ning, Canning, Chairman and Non-executive Director of the Company, and since September 2006, Alternate Director to Mr. Frank John Sixt, Non-executive Director of the Company. She is a solicitor and holds a Bachelor’s degree in Business Administration.

She is deputy group managing director of Hutchison Whampoa Limited (“HWL”, a company whose shares are listed on the Main Board of the Stock Exchange). In addition, she is executive director of Cheung Kong Infrastructure Holdings Limited (“CKI”, whose shares are listed on the Main Board of the Stock Exchange), Hutchison Harbour Ring Limited (whose shares are listed on the Main Board of the Stock Exchange) and Hongkong Electric Holdings Limited (“HKE”, whose shares are listed on the Main Board of the Stock Exchange), non-executive director of TOM Group Limited (“TOM”, whose shares are listed on the Main Board of the Stock Exchange), director of Hutchison Telecommunications

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

(Australia) Limited (“HTAL”, whose shares are listed on the Australian Stock Exchange), Partner and HGCH, and alternate director of TOM Online Inc. (“TOI”, whose shares were formerly listed on the Growth Enterprise Market of the Stock Exchange).

Mrs. Chow is director of Hutchison International Limited (“HIL”), Ommaney Holdings Limited (“OHL”) and Hutchison Telecommunications Investment Holdings Limited (“HTIHL”), all of which and HWL are substantial shareholders of the Company within the meaning of Part XV of the SFO. She also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, Mrs. Chow does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mrs. Chow had personal interests in 250,000 Shares (representing approximately 0.0052% of the issued share capital of the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mrs. Chow for her appointment as Non-executive Director of the Company for an initial term ending on the date of the Company’s next annual general meeting, subject to possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association. Mrs. Chow is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of her directorship for an incomplete year and subject to review by the Board from time to time), being determined at the same rate as the other Non-executive Directors of the Company.

Save as disclosed above, there are no matters concerning Mrs. Chow that are required to be disclosed pursuant to paragraphs (h) to (v) of Listing Rule 13.51(2), nor any other matters and information need to be brought to the attention of the Shareholders or required to be disclosed pursuant to any of the requirements of Listing Rule 13.51(2).

(4)	Frank John SIXT, MA, LLL

Mr. Sixt, aged 56, has been Non-executive Director of the Company since 2004. He holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

He is group finance director of HWL, chairman of TOM and TOI, executive director of CKI and HKE, non-executive director of Cheung Kong (Holdings) Limited (“CKH”, the shares of which are listed on the Main Board of the Stock Exchange), and director of HTAL, Partner and Husky Energy Inc. (whose shares are listed on the Toronto Stock Exchange). In addition, he is director of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, HIL, OHL and HTIHL, all of which and CKH and HWL are substantial shareholders of the Company within the meaning of Part XV of the SFO. He also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, Mr. Sixt does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

As at the Latest Practicable Date, Mr. Sixt had personal interest in 17,000 ADSs (representing 255,000 Shares, approximately 0.0053% of the issued share capital in the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Sixt for his appointment as Non-executive Director of the Company for a term of 12 months, subject to renewal and possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association. He is entitled to a director’s fee of US$35,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time) being determined at the same rate as the other Non-executive Directors of the Company.

Save as disclosed above, there are no matters concerning Mr. Sixt that are required to be disclosed pursuant to paragraphs (h) to (v) of Listing Rule 13.51(2), nor any other matters and information need to be brought to the attention of the Shareholders or required to be disclosed pursuant to any of the requirements of Listing Rule 13.51(2).

(5)	John W. STANTON, BA, MBA

Mr. Stanton, aged 52, has been Independent Non-executive Director of the Company since 2004. He is a member of the Audit Committee of the Company. He holds a Bachelor of Arts in Political Science from Whitman College and received his MBA from Harvard Business School.

He is managing director of Trilogy Partners, a board member of Columbia Sportswear, and a trustee of Whitman College. He was director of Alltel Corporation from 2006 to 2007. He was the chairman and chief executive officer of Western Wireless Corporation from 1994 until the company was sold to Alltel in 2005. From 1991 to 1994, he was chairman and chief executive officer of both Pacific Northwest Cellular and General Cellular Corporation, each a predecessor of Western Wireless Corporation. From 1995 to 2001, he also served as chairman and chief executive officer of VoiceStream Wireless, which was spun off from Western Wireless Corporation in May 1999. He served as chairman of the Cellular Telecommunications Industry Association serving two terms from 1998 to 1999 and from 2000 to 2001. Save as disclosed above, Mr. Stanton does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Stanton had joint interests with his spouse in 7,000 ADSs (representing 105,000 Shares, approximately 0.0022% of the issued share capital in the Company) within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Stanton for his appointment as Independent Non-executive Director of the Company for a term of 12 months, subject to renewal and possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association. He is entitled to a director’s fee of US$70,000 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmarks in the industry and the prevailing market conditions.

Save as disclosed above, there are no matters concerning Mr. Stanton that are required to be disclosed pursuant to paragraphs (h) to (v) of Listing Rule 13.51(2), nor any other matters and information need to be brought to the attention of the Shareholders or required to be disclosed pursuant to any of the requirements of Listing Rule 13.51(2).

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

(6)	Kevin WESTLEY, BA, FCA

Mr. Westley, aged 59, has been Independent Non-executive Director of the Company since 2004. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. He holds a Bachelor of Arts (Honours) degree in History and is a Fellow member of the Institute of Chartered Accountants in England and Wales.

He is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. Mr. Westley assumed the position of non-executive chairman in late 2007 of Interpharma Investments Limited, the holding company for a group of companies engaged in the distribution of pharmaceutical products within the Asian region. He was previously non-executive director of this company. He is deputy chairman of Ocean Park Corporation, a member of the Committee on Real Estate Investment Trusts and the Share Registrars Disciplinary Committee and a former chairman of the Takeovers and Mergers Panel of Hong Kong. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. Save as disclosed above, Mr. Westley does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Westley does not have interests in any Shares within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Westley for his appointment as Independent Non-executive Director of the Company for a term of 12 months, subject to renewal and possible re-election in accordance with the provisions of the Listing Rules and the Articles of Association. He is entitled to a director’s fee of US$82,500 per annum (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmarks in the industry and the prevailing market conditions.

Save as disclosed above, there are no matters concerning Mr. Westley that are required to be disclosed pursuant to paragraphs (h) to (v) of Listing Rule 13.51(2), nor any other matters and information need to be brought to the attention of the Shareholders or required to be disclosed pursuant to any of the requirements of Listing Rule 13.51(2).

APPENDIX II	EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(1)	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 4,785,579,542 Shares. On the basis that no further Shares will be issued or repurchased prior to the Annual General Meeting, the exercise in full of the proposed Repurchase Mandate can result in up to 478,557,954 fully paid Shares being repurchased by the Company during the course of the period ending on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required to be held by law and the date upon which such authority is revoked or varied.

(2)	REASONS FOR REPURCHASES

The Directors believe that it is in the interests of the Company and its Shareholders to seek a general authority from the Shareholders to enable the Directors to repurchase Shares in the market. Such repurchases will only be made when the Directors consider that it will benefit the Company and its Shareholders in terms of enhanced net asset value per Share and/or improved earnings per Share.

(3)	FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and all applicable laws of the Cayman Islands. Pursuant to the Repurchase Mandate, the Company may repurchase Shares out of funds legally permitted to be utilised for this purpose, including profits of the Company or the proceeds of a fresh issue of shares made for the purpose of the repurchase, under the Memorandum and Articles of Association and all applicable laws of the Cayman Islands.

To the extent that repurchase is funded entirely from the Company’s available cashflow or working capital facilities, there might be an adverse impact on the working capital and/or gearing position of the Company as compared with the position disclosed in its latest published audited accounts for the year ended 31 December 2007 in the event that the Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(4)	SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months and the period from 1 April 2008 to 3 April 2008, the trading day immediately preceding the Latest Practicable Date were as follows:

	Price per Share
	Highest	Lowest
	HK$	HK$
2007
April	16.38	15.10
May	17.40	15.68
June	17.26	10.00
July	10.30	9.23
August	10.60	9.00
September	11.00	10.00
October	11.56	9.81
November	12.70	10.70
December	11.98	10.80

2008
January	12.00	10.12
February	11.48	10.50
March	11.72	10.06
April (up to 3 April 2008)	11.52	10.80

(5)	DIRECTORS AND THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate if the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

(6)	UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules, all applicable laws of the Cayman Islands and the Memorandum and Articles of Association of the Company.

(7)	REPURCHASES MADE BY THE COMPANY

The Company did not purchase any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

APPENDIX III	PROPOSED AMENDMENTS TO THE 2004 PARTNER SHARE OPTION PLAN

This Appendix sets out the proposed amendments to the 2004 Partner Share Option Plan.

1.	To increase the total number of Partner Shares reserved for issuance upon exercise of all options granted under the 2004 Partner Share Option Plan

The existing Section 3.1 of the 2004 Partner Share Option Plan provides as follows:–

“3.1	Shares Available for Options. The total number of authorised and unissued Ordinary Shares reserved for issuance under the Plan shall not exceed 5,775,000 Ordinary Shares, representing approximately 3.15% of the total issued share capital of the Company as at the Effective Date. Such number of Ordinary Shares shall be subject to adjustment as required for the implementation of the provisions of the Plan, in accordance with Section 3.2 below. In the event an Option granted to any Participant expires or otherwise terminates hereunder, shares reserved for issuance upon the exercise of such Option shall become available for issuance upon the exercise of any other Options which the Company may grant under the Plan.”

It is proposed that such existing Section 3.1 be deleted in its entirety and be replaced with the following:–

“3.1	Shares Available for Options. On the Effective Date, the total number of authorised and unissued Ordinary Shares reserved for issuance upon exercise of all Options granted under the Plan was not to exceed 5,775,000 Ordinary Shares, which represented approximately 3.15% of the total issued share capital of the Company as at the Effective Date. Conditional upon applicable approvals having been obtained, the aforesaid limit shall be increased by 8,142,000 Ordinary Shares to not exceeding a total of 13,917,000 Ordinary Shares which represents approximately 8.84% of the total issued share capital of the Company as of 31 March 2008. The total number of Ordinary Shares reserved for issuance under the Plan shall be subject to adjustment as required for the implementation of the provisions of the Plan, in accordance with Section 3.2 below. In the event an Option granted to any Participant expires or otherwise terminates hereunder, shares reserved for issuance upon the exercise of such Option shall become available for issuance upon the exercise of any other Options which the Company may grant under the Plan.”

“Effective Date” is defined to mean 12 July 2004, the date on which the Board of Directors of Partner first approved the 2004 Partner Share Option Plan.

2.	To introduce provisions allowing acceleration in vesting of unvested options or the exercise of vested options in the event of change in control or voluntary winding up of Partner

It is proposed that a new Section 6 be added to the 2004 Partner Share Option Plan as follows:

“6. Acceleration in the Event of a Change in Control; Winding Up

6.1	Acceleration in the Event of a Change in Control. In the event that within six months after a Change in Control of the Company a Participant’s employment with or service to the Company is terminated by or a Participant receives a notice of termination from the Company for any reason (other than termination for Cause), the Options granted to such Participant whether vested or not shall

APPENDIX III	PROPOSED AMENDMENTS TO THE 2004 PARTNER SHARE OPTION PLAN

be automatically and immediately accelerated so that all such Options shall become vested and exercisable within thirty (30) days after the date of termination of employment or service.

All outstanding Options so vested in the manner as aforesaid which are not exercised within the thirty (30) days after the date of termination of employment or service shall terminate and cease to be outstanding upon the expiry of the aforesaid thirty-day period.

For the purpose of this Section 6.1, “Change in Control” shall mean

(i)	the acquisition which results in holding, directly or indirectly, of (a) the power to control at least 50% of the Company’s share capital; or (b) the power (exercisable alone or together in concert with others) to direct or cause the direction of the management and policies of the Company, whether through the ownership of Ordinary Shares, by law, contract or otherwise; or (c) the power (exercisable alone or together in concert with others) to elect or appoint at least 50% of the Board of Directors of the Company;

(ii)	a merger, consolidation or similar transaction (including an arrangement) of the Company following which the Company is not a surviving corporation;

(iii)	a merger, consolidation or similar transaction (including an arrangement) following which the holders of voting securities of that other company holding, in aggregate, 50% or more of all outstanding Ordinary Shares of the Company (including a merged or successor company) resulting from such merger, consolidation or similar transaction; or

(iv)	the sale, lease or exchange of all or substantially all of the property of the Company, other than in the ordinary course of business of the Company or to its subsidiary;

Provided that any event or transaction contemplated in sub-paragraph (i), (ii) or (iii) shall not constitute a Change in Control for purposes of this Plan if following such event or transaction, 50% or more of voting securities of the Company remain held directly or indirectly by the ultimate shareholder prior to such event or transaction (the “Ultimate Shareholder”) or any company or other person controlled directly or indirectly in any matter whatever whether through the ownership of voting securities or otherwise in fact by the Ultimate Shareholder.

6.2	Acceleration in the Event of winding up. In the event of an effective resolution being proposed for the voluntary winding-up of the Company, any Participant may, subject to the provisions of all applicable laws, by notice in writing to the Company at any time prior to the date on which such resolution is passed, exercise his vested Options (to the extent not already exercised) either to its full extent or to the extent specified in such Notice of Exercise (in accordance with the provisions of Section 8.5) and shall accordingly be entitled, in respect of the Ordinary Shares to be issued upon the exercise of his or her vested Option, to participate in the distribution of the assets of the Company available in liquidation pari passu with the holders of the Ordinary Shares in issue on the date prior to the date of such resolution.”

APPENDIX III	PROPOSED AMENDMENTS TO THE 2004 PARTNER SHARE OPTION PLAN

3.	To allow, upon compliance with conditions specified therein, cashless exercise of vested options

It is proposed that a new Section 8.6 be added to the 2004 Partner Share Option Plan as follows:

“8.6	Cashless Exercise – The Board of Directors of the Company may, at its discretion, resolved from time to time to allow Participants to exercise their vested Options through a cashless exercise procedure during a fixed period pursuant to which each vested Option will entitle its holder, with the right to purchase Ordinary Shares (subject to the adjustments described in Section 3.2 above), in accordance with the following formula (“Cashless Options”):

(A x B) – (A x C)

B

A =	the number of vested Options the Participant requests to exercise as written in the Notice of Exercise;
B =	the fair market value of an Ordinary Share on the Notice Date (as defined in this Section 8.6) determined in accordance with the terms set out in Section 8.1 above;
C =	the Option Exercise Price;

During the period when Cashless Exercise is allowed, the Participant may elect to exercise vested Options by signing and delivering to the Company at its principal office, to the attention of its Secretary (or to the Trustee, if the Option is held in trust), an exercise notice (“Notice of Exercise”) in such form and substance as may be prescribed by the Committee and pay the nominal value of the Ordinary Shares in the manner as specified in Section 8.5.

The Committee or someone designated by it and/or the Trustee will make all applicable calculations with respect to the Option Exercise Price and determine the amount of Ordinary Shares issued or to be issued upon exercise of the vested Options, all in accordance with the Plan on the date on which the Notice of Exercise has been delivered (as specified in Section 8.5, and if such date is not a business day, the first business day following such date) (“Notice Date”) including the applicable exchange rate in effect on the Notice Date and such calculation will be binding on the Participants.

Fractional Shares will be rounded down to the nearest whole number of Ordinary Shares.”

NOTICE OF ANNUAL GENERAL MEETING

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Telecommunications International Limited will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 6 May 2008 at 2:30 p.m. for the purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2007;

2.	To re-elect directors of the Company and to authorise the board of directors to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors to fix its remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A)	“THAT:

(a)	subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip

NOTICE OF ANNUAL GENERAL MEETING

dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution,

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

(B)	“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, Shares including any form of depositary shares representing the right to receive such Shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(c)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)	“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

5.	As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT, conditionally on the approval of the same by the shareholders of Hutchison Whampoa Limited (the ultimate holding company of the Company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited), (i) the existing plan mandate limit in respect of the granting of options to subscribe for shares (the “Partner Shares”) in Partner Communications Company Ltd. (“Partner”, an indirect non wholly-owned subsidiary of the Company whose shares are listed on Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ) under the share option plans of Partner be refreshed and renewed to the extent and provided that the total number of Partner Shares which may be allotted and issued pursuant to the exercise of the options to be granted under the 2004 Partner Share Option Plan as defined in the circular to shareholders of the Company dated 11 April 2008 (excluding options previously granted, outstanding, cancelled, lapsed or exercised under all share option plans of Partner) shall be increased by 8,142,000 Partner Shares; and (ii) the 2004 Partner Share Option Plan be amended by increasing the total number of Partner Shares reserved for issuance upon exercise of options to be granted under the 2004 Partner Share Option Plan by 8,142,000 Partner Shares.”

NOTICE OF ANNUAL GENERAL MEETING

6.	As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT, with effect from the conclusion of the meeting at which this resolution is passed, the proposed amendments to the 2004 Partner Share Option Plan (as defined in the circular to shareholders of the Company dated 11 April 2008 (the “Circular”) of Partner Communications Company Ltd. (“Partner”, an indirect non wholly-owned subsidiary of the Company whose shares are listed on Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ) as described in the Circular and more particularly set out in the amended 2004 Partner Share Option Plan (a copy of which has been produced to the meeting and marked “A”), and conditionally on the approval of the same by the shareholders of Partner and Hutchison Whampoa Limited (the ultimate holding company of the Company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited), be and they are hereby approved, subject to such modifications of the relevant amendments to the 2004 Partner Share Option Plan as the Directors of the Company may consider necessary, taking into account the requirements of the relevant regulatory authorities, including without limitation, The Stock Exchange of Hong Kong Limited, and that the Directors be authorised to do all such acts and things as may be necessary to carry out such amendments and (if any) modifications into effect.”

The register of members of the Company will be closed from Thursday, 1 May 2008 to Tuesday, 6 May 2008, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 11 April 2008

Notes:

1.	In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 30 April 2008.

2.	Only members are entitled to attend and vote at the meeting.

3.	A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

4.	At the meeting, the chairman of the meeting will exercise his power under Article 66 of the Articles of Association of the Company to put each of the above resolutions to the vote by way of a poll.

NOTICE OF ANNUAL GENERAL MEETING

5.	With respect to Ordinary Resolution No.4(A), the directors of the Company wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No.4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.	A circular containing the information regarding, inter alia, the proposed re-election of directors, general mandates to issue and repurchase shares of the Company, the proposed refreshment of plan mandate limit of and amendments to the 2004 Partner Share Option Plan is being sent to the shareholders of the Company together with the Company’s 2007 Annual Report, both of which are also available online at the Company’s website www.htil.com.

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

I/We (note 1)

of

being the registered holder(s) of (note 2)                                                         shares of HK$0.25 each in the share capital of HUTCHISON

TELECOMMUNICATIONS INTERNATIONAL LIMITED (the “Company”), hereby appoint (note 3)

of

or, failing him, the Chairman of the Meeting, as my/our proxy to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held on Tuesday, 6 May 2008 at 2:30 p.m. (the “Meeting”) and to vote for me/us as directed below or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS		FOR (note 4)	AGAINST (note 4)
1.	To receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2007.

2.	(a) To re-elect Mr. CHAN Ting Yu as a director.
(b) To re-elect Mr. WONG King Fai, Peter as a director.
(c) To re-elect Mrs. CHOW WOO Mo Fong, Susan as a director.
(d) To re-elect Mr. Frank John SIXT as a director.
(e) To re-elect Mr. John W. STANTON as a director.
(f) To re-elect Mr. Kevin WESTLEY as a director.
(g) To authorise the board of directors to fix the directors’ remuneration.

3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors to fix its remuneration.

4.	(A) Ordinary resolution on item 4(A) of the Notice of the Meeting (To grant a general mandate to the directors of the Company to issue additional shares)
(B) Ordinary resolution on item 4(B) of the Notice of the Meeting (To grant a general mandate to the directors of the Company to repurchase shares of the Company)
(C) Ordinary resolution on item 4(C) of the Notice of the Meeting (To extend the general mandate to the directors of the Company to issue additional shares)

5.	Ordinary resolution on item 5 of the Notice of the Meeting (To approve the proposed refreshment of plan mandate limit of the 2004 Share Option Plan of Partner Communications Company Ltd.)

6.	Ordinary resolution on item 6 of the Notice of the Meeting (To approve the proposed amendments to the 2004 Share Option Plan of Partner Communications Company Ltd.)

Dated 2008	Signature (note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares of HK$0.25 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, PLEASE TICK IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, PLEASE TICK IN THE RELEVANT BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting. If you wish to vote part of your shares for and part of your shares against any of the resolutions in the event that a poll is called, please insert the number of shares in the relevant box.

5.	The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.

6.	Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Meeting, but if more than one of such joint holders be present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

7.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjourned meeting (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should you so wish, and in such event, the form of proxy shall be deemed to be revoked.

10.	Any alteration made to this form of proxy must be initialled by the person who signs it.

11.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which he is the holder.

Exhibit 1.3

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on April 29, 2008 for action to be taken.

2008 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Hutchison Telecommunications International Limited (the “Company”)

ADS CUSIP No.:	44841T107.

ADS Record Date:	April 4, 2008.

Meeting Specifics:	Annual General Meeting - May 6, 2008 at 2:30 P.M. (local time) at the Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of October 15, 2004.

Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of the Company.

Custodian(s):	Citibank, N.A. - Hong Kong Office.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) (“ADR(s)”) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Company’s Notice of Meeting enclosed and hereby irrevocably authorises and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

As set forth in the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADR Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADRs evidenced by ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at a Meeting of Shareholders.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorised to give the Voting Instructions contained herein.

1.	Approval to receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2007.

2.	(a)	Approval to re-elect Mr. CHAN Ting Yu as a director.

	(b)	Approval to re-elect Mr. WONG King Fai, Peter as a director.

	(c)	Approval to re-elect Mrs. CHOW WOO Mo Fong, Susan as a director.

	(d)	Approval to re-elect Mr. Frank John SIXT as a director.

	(e)	Approval to re-elect Mr. John W. STANTON as a director.

	(f)	Approval to re-elect Mr. Kevin WESTLEY as a director.

	(g)	Approval to authorise the board of directors to fix the directors’ remuneration.

3.	Approval to re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors to fix its remuneration.

Ordinary Resolutions

4.	(A)	Approval to grant a general mandate to the directors of the Company to issue additional shares, as set forth in the Company’s Notice of Meeting enclosed herewith.

	(B)	Approval to grant a general mandate to the directors of the Company to repurchase shares of the Company, as set forth in the Company’s Notice of Meeting enclosed herewith.

	(C)	Approval to extend the general mandate to the directors of the Company to issue additional shares, as set forth in the Company’s Notice of Meeting enclosed herewith.

5.	Approval of the proposed refreshment of plan mandate limit of the 2004 Share Option Plan of Partner Communications Company Ltd., as set forth in the Company’s Notice of Meeting enclosed herewith.

6.	Approval of the proposed amendments to the 2004 Share Option Plan of Partner Communications Company Ltd., as set forth in the Company’s Notice of Meeting enclosed herewith.

A Issues

	For	Against	Abstain		For	Against	Abstain

Resolution 1	☐	☐	☐	Resolution 3	☐	☐	☐

Resolution 2(a)	☐	☐	☐	Resolution 4(A)	☐	☐	☐

Resolution 2(b)	☐	☐	☐	Resolution 4(B)	☐	☐	☐

Resolution 2(c)	☐	☐	☐	Resolution 4(C)	☐	☐	☐

Resolution 2(d)	☐	☐	☐	Resolution 5	☐	☐	☐

Resolution 2(e)	☐	☐	☐	Resolution 6	☐	☐	☐

Resolution 2(f)	☐	☐	☐

Resolution 2(g)	☐	☐	☐

B Authorised Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorised officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

/ /

Exhibit 1.4

Annual Report 2007

delivering

transforming

growing

Hutchison Telecommunications International Limited

(SEHK Stock Code: 2332 / NYSE Ticker: HTX)

Corporate Information

BOARD OF DIRECTORS

Chairman

FOK Kin-ning, Canning, BA, DFM, CA (Aus)

Executive Directors

LUI Dennis Pok Man, BSc

Chief Executive Officer

Tim Lincoln PENNINGTON, BA

Chief Financial Officer

CHAN Ting Yu, LLB, BA, PCLL

    (also Alternate to Lui Dennis Pok Man)

WONG King Fai, Peter, MSc, FHKIE

Non-executive Directors

CHOW WOO Mo Fong, Susan, BSc

(also Alternate to Fok Kin-ning, Canning

and Frank John Sixt)

Frank John SIXT, MA, LLL

Independent Non-executive Directors

KWAN Kai Cheong, BA, CA (Aus)

John W STANTON, BA, MBA

Kevin WESTLEY, BA, FCA

Alternate Directors

WOO Chiu Man, Cliff, BSc

Chief Technology Officer

    (Alternate to Tim Lincoln Pennington)

MA Lai Chee, Gerald, BCom, MA

    (Alternate to Wong King Fai, Peter)

AUDIT COMMITTEE

Kevin WESTLEY (Chairman)

KWAN Kai Cheong

John W STANTON

REMUNERATION COMMITTEE

FOK Kin-ning, Canning (Chairman)

KWAN Kai Cheong

Kevin WESTLEY

COMPANY SECRETARY

Edith SHIH, BSE, MA, MA, EdM, Solicitor, FCS, FCIS

QUALIFIED ACCOUNTANT

Nicky Chi Hung LEE, BA, CPA (HK)

AUDITOR

PricewaterhouseCoopers

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited

Standard Chartered Bank (Hong Kong) Limited

Contents

2	Overview

3	Financial Highlights

4	Chairman’s Statement

10	Milestones

12	The Board and Management

Operations Review

18	The Group

22	Indonesia

25	Vietnam

26	Hong Kong and Macau

32	Israel

34	Thailand

36	Sri Lanka

40	Staff and Community

41	Management Discussion and Analysis

64	Directors’ Report

83	Corporate Governance Report

Consolidated Financial Statements and Supplementary Information

93	Independent Auditor’s Report

94	Consolidated Income Statement

95	Consolidated Balance Sheet

96	Consolidated Cash Flow Statement

98	Consolidated Statement of Recognised Income and Expense

99	Notes to the Accounts

163	Principal Subsidiaries

164	Five-year Financial Summary

Overview

Hutchison Telecom is a leading provider of fixed and mobile communications services focussing on dynamic telecom markets. The Group has a long history in building successful operations and delivering value. Today we continue to focus on creating value for shareholders, as well as leveraging our advantageous position as one of the best-capitalised telecommunications companies in the Asian region to achieve profitable expansion.

The Group operates 2G and 3G mobile communications services. We are in seven dynamic markets: Indonesia, Vietnam, Hong Kong, Macau, Israel, Thailand and Sri Lanka. At the end of 2007 the Group had approximately 10 million mobile customers, with 17.3% of them being 3G customers. In Hong Kong and Israel we also operate fixed-line telecommunications services.

A transformational year

2007 witnessed a landmark transformation for Hutchison Telecom. The Company completed a major strategic sale, delivering a profit of HK$69 billion. From part of the proceeds we paid a special dividend which represents a return in less than three years of over 100% to shareholders who invested at the time of our IPO.

In parallel we launched businesses in two high growth markets in Asia in 2007, namely Indonesia and Vietnam. The favourable economic and demographic fundamentals in these markets provide an ideal platform for the Company to implement its winning strategies to deliver growth.

We accelerated our transformation in the second half of 2007, increasing our focus on executing strategic priorities such as speeding up network rollout in Indonesia and Sri Lanka, reinforcing the Group’s vision to become a leading player in high growth markets.

Winning business model

Our business model involves growing our emerging market businesses through support from the Group’s strong, profitable and cash generative operations. We aim to implement the Group’s four operational principles in the early stage of our businesses in order to quickly lay a solid foundation. The principles include having management control not only on corporate development issues but also on day-to-day operations; establishing a low operating cost set up; building a high quality network; and differentiating ourselves through the Group’s outstanding branding strategy. These have become the cornerstone to the proven track record in the Group’s over 20 years of success. We will continue this strategy to deliver attractive value and returns to our shareholders.

Sharpening competitive edges

Hutchison Telecom commits to shaping the future in markets where communications is more than basic voice services. We lead the market by continuously steering service innovations and enhancing customer experience. Hutchison Telecom, being a subsidiary of Hutchison Whampoa Limited, enjoys unique accessibility to most of the world’s best technology innovators and service pioneers, enabling us to bring forth a broad spectrum of next generation communications services to our customers.

In Hutchison Telecom, we take pride to delivering returns to our shareholders. We also commit to providing the best value service catering for the diverse needs of our customers in each of the markets where we operate.

2	Hutchison Telecommunications International Limited Annual Report 2007

Financial Highlights

Customers

millions

10.0
8.0
6.0
4.0
2.0
0
5.5
6.3
9.9
2005
2006
2007

Turnover

HK$ millions

21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
14,360
17,923
20,401
2005
2006
2007

Operating profit/(loss) before disposal of investments and others

HK$ millions

1,500
1,200
900
600
300
0
-300
-600
(357)
1,373
1,027
2005
2006
2007

Profit/(loss) for the year

HK$ millions

70,000
54,000
38,000
22,000
6,000
0
-300
(150)
1,576
67,776*
2005
2006
2007

* Includes a one-time gain of HK$69,343 million

Customers

millions

10.0 9.9

Turnover

HK$ millions

21,000 20,401

8.0

6.0

5.5

6.3

18,000

15,000

12,000

14,360

17,923

4.0

9,000

2.0

6,000

3,000

0

2005 2006 2007

0

2005 2006 2007

Operating profit/(loss) before disposal of investments and others HK$ millions

Profit/(loss) for the year

HK$ millions

1,500

1,373

70,000 67,776*

1,200

900

1,027

54,000

600

38,000

300

22,000

0

-300

6,000

1,576

-600

(357)

2005 2006 2007

0

-300

(150)

2005 2006 2007

* Includes a one-time gain of HK$69,343 million

Hutchison Telecommunications International Limited Annual Report 2007	3

Chairman’s Statement

In 2007 we have positioned the Group to face the mounting challenges in the global market place and to be prepared for the opportunities that such challenges present. In the first half we announced the launch of operations in Indonesia and Vietnam and the completion of the sale of CGP Investments (Holdings) Limited (“CGP”) which held through various subsidiaries all our interests in India. We have further strengthened the Group’s positioning by obtaining approval in Vietnam to convert our CDMA network to GSM in 2008; by entering into a Memorandum of Understanding in Thailand which, if approved and implemented, will reposition the Thai business; and through the sale of the business in Ghana.

We entered 2008 with cash available for investments of HK$35 billion which puts us in a commanding position as one of the region’s best capitalised telecom groups allowing us to take advantage of opportunities to expand our operations.

During the year our core operations performed well, providing the platform to continue our push into new growth markets. In Indonesia we expanded our coverage to most of Java and into Sumatra and as a result were able to end the year with more than 2 million users. Through a series of tower sharing transactions we plan to expand even more rapidly in 2008, again committing substantial capital expenditure to the development of the business, with the objective of doubling the size of the network by the end of 2008. We also plan to double the size of our network in Sri Lanka in 2008 having exceeded the one million customer mark in September 2007.

2007 was also the year where we started to see significant momentum from our 3G investments in Israel and Hong Kong. Operating profits grew by 25.4% and 81.0% respectively mostly through an increase in 3G customers revenue from both increased voice usage and a higher proportion of data and content usage.

In 2007 the Group has adopted International Financial Reporting Standards (“IFRS”) in reporting its financial results. As the Group has operations in multiple countries and has a diverse international shareholder base, we believe the adoption of IFRS would allow the accounts to be better understood by stakeholders and is a further move towards greater transparency.

Results

The Group’s profit attributable to equity holders for the year was HK$66.9 billion compared to a profit last year of HK$201 million. This represented HK$14.01 in basic earnings per share, compared to HK$0.04 per share in 2006.

Dividends

During the year the Company paid a special dividend of HK$6.75 per share as set out in the interim statement. The Board did not recommend a final dividend for the year ended 31 December 2007.

Group Review

Financial results for the year ended 31 December 2007

Turnover from continuing operations for the year increased by 13.8% to HK$20,401 million compared with HK$17,923 million in 2006 reflecting growth in the global mobile customer base, increased data and content usage and favourable foreign currency exchange rates. During the year the customer base grew 57% to approximately 9.9 million due principally to the strong market entry of our operations in Indonesia.

4	Hutchison Telecommunications International Limited Annual Report 2007

Chairman’s Statement

Earnings before interest, tax, depreciation and amortisation (“EBITDA”) increased to HK$5,253 million broadly in line with last year as strong performances in Israel and Hong Kong supported the start up losses from Indonesia and Vietnam. EBITDA is after non cash share-based compensation charges of HK$223 million, inclusive of an additional charge arising from the exercise price adjustment of employee stock options resulting from the payment of a special dividend approved by shareholders at the Extraordinary General Meeting held on 8 May 2007. As a percentage of turnover, EBITDA was 25.7% compared to 28.9% last year. Excluding the start up operations the Group’s EBITDA margin would have been 29.4%.

Operating losses were HK$2,819 million after incurring a one-off impairment charge of HK$3,854 million in respect of the Thailand operations. Excluding the impairment charge and a small profit on disposals for continuing operations, the operating profit was HK$1,027 million, 25.2% lower than 2006 due to the first year losses from the start up operations in 2007.

The treasury operations, which manage the retained cash balance, generated interest income of HK$1,555 million, broadly achieving a return in line with US$ LIBID. As a result the Group generated net interest income of HK$284 million compared to a net interest expense of HK$1,586 million in 2006.

The loss before tax was HK$2,535 million compared to a loss of HK$170 million in 2006.

“ During the year our core operations performed well, providing the platform to continue our push into new growth markets.”

After tax, the loss from continuing operations was HK$2,726 million largely as a result of the impairment charge in respect of the Thailand operations. Excluding the net impact of the impairment charge, there was a profit from continuing operations of HK$707 million compared to a loss from continuing operations of HK$823 million in 2006.

During 2007 the Group recognised a one-time gain on disposal of HK$69,343 million whilst the profit from discontinued operations to the date of disposal was HK$1,159 million making a total profit from discontinued operations of HK$70,502 million.

Largely as a result of the profit on disposal the Group recorded a profit for the year of HK$67,776 million compared with a profit of HK$1,576 million in 2006.

Operations Review

Indonesia

The Indonesian operations were launched in the first half of 2007 under the global “3” brand. During 2007, network coverage continued to be expanded with coverage of Java, Bali, Lombok and Batam and, in October, Sumatra was launched, extending coverage to all the major cities. In December 2007, in order to further rapidly expand the network, it was announced that the Company intended to lease base station towers from PT Excelcomindo Pratama Tbk. Agreement had also been entered into to sell up to 3,692 base station towers to PT Profesional Telekomunikasi Indonesia for a cash consideration of up to HK$3,882 million in a sale and leaseback transaction. This transaction will allow the Group to not only release capital for the continued investment in the business but allow the Group to focus more sharply on the market opportunity. With these two developments together with continued focus on the network rollout, the operations will be well placed and allow the Group to fast become one of the major nationwide network operators in Indonesia.

By the end of 2007 the Group had over two million users. This commendable achievement was realised through strong branding, an attractive proposition, a rapidly expanding network and a retail presence through 80,000 outlets.

Turnover for Indonesia for the first time in 2007 of HK$117 million was recognised with the vast majority of turnover being airtime revenue from prepaid customers.

Loss before interest, taxation, depreciation and amortisation (“LBITDA”) was HK$475 million, compared to LBITDA of HK$123 million in 2006. An operating loss of HK$626 million compared to HK$124 million in 2006 was recorded.

Hutchison Telecommunications International Limited Annual Report 2007	5

Chairman’s Statement

Capital expenditure on fixed assets in 2007 was HK$1,794 million. This was less than the target set out in our interim statement however the contractual commitments and the scale of the network development of the Group were largely in line with the target.

At the end of 2007 there was a total of HK$3,723 million invested in the Indonesian business of which HK$2,495 million was invested in 2007. Of the total investment HK$1,807 million has been debt financed under the vendor financing facility with the remaining HK$1,916 million contributed by shareholder funding of which the Group’s contribution at the end of 2007 was HK$977 million with a further HK$445 million injected in early 2008.

Vietnam

Operations in Vietnam were launched during 2007 using a specially designed “HT Mobile” brand. Vietnam is one of the most vibrant and high growth economies in the region. It has a large young population with mobile service penetration well below the regional average making it an attractive market.

HT Mobile launched using CDMA-2000 technology. The vast majority of the customers in the market, however, use GSM technology which is not compatible with CDMA. As a result there are significant operating difficulties when it comes to competing within a market dominated by GSM. Reflecting the difficulty of competing with GSM the Group and its partner, Hanoi Telecommunications Joint Stock Company, have been granted an Investment Certificate from The People’s Committee of Hanoi City permitting HT Mobile to convert its CDMA network to GSM. The Investment Certificate is for a period of 15 years from 8 March 2008 and contains a rollout requirement to have 3,000 base station tower sites by March 2009.

In the second half of 2007, pending the conversion approval, HT Mobile moderated its promotion activity and as a result the closing 2007 customer base of 152,000 was little changed from the first half year. Turnover for the year was HK$40 million reflecting this as well as the presence of fiercely competitive promotional activity. It is also reflected in lower capital expenditure on fixed assets which at HK$799 million was below the initial forecasts.

LBITDA was HK$228 million, compared to LBITDA of HK$44 million in 2006 reflecting the first full year of operations. After depreciation and amortisation, which was expensed for the first time in 2007, the operating loss was of HK$279 million.

Hong Kong and Macau

The Group is one of the leading mobile and fixed-line telecommunications operators in Hong Kong.

Combined turnover from the Group’s fixed-line and mobile businesses in Hong Kong and Macau was HK$7,211 million compared to HK$6,605 million in 2006. EBITDA from the Hong Kong and Macau operations was HK$2,476 million in 2007, with an EBITDA margin of 34.3%.

Hong Kong Mobile

The 3G customer growth continued to drive turnover higher during 2007. Turnover increased 13.7% to HK$4,775 million compared with HK$4,199 million in 2006. In the year there were 288,000 net additions to the customer base almost entirely to 3G services. There was continued higher level of Average Revenue Per User (“ARPU”) from the 3G customers with increased turnover coming from data and content services. In addition, there was an increase in both inbound and outbound roaming in 2007. Excluding revenue from mobile telecommunications products which was largely from the sale of handsets and other accessories and which was 8.4% higher at HK$465 million, mobile telecommunications services revenues increased by 14.3% to HK$4,310 million.

“ The 3G customer growth continued to drive turnover higher during 2007.”

EBITDA was 16.5% higher at HK$1,572 million, compared with HK$1,349 million in 2006 which represented an EBITDA margin of 32.9%, slightly improved from 32.1% in 2006. Excluding revenue from mobile telecommunications products such as from handset and accessories the underlying EBITDA margin based on mobile telecommunications services was 36.5%.

Depreciation and amortisation were broadly in line with 2006 reflecting the full build-out of the network. As a result of this solid operational improvement, operating profit increased to HK$447 million compared with HK$247 million in 2006.

6	Hutchison Telecommunications International Limited Annual Report 2007

Chairman’s Statement

In 2007, capital expenditure on fixed assets increased to HK$475 million reflecting expenditure on the 3G network in Macau. Even with this investment capital expenditure was maintained at less than 10% of sales.

The operation continued to retire debt, reducing net debt by HK$491 million to HK$4,471 million during the year.

Hong Kong Fixed

Turnover was HK$2,436 million compared with HK$2,406 million in 2006. Excluding the reclassification of intra-group service revenues, like for like turnover growth was 11.8%.

The international and carrier business is the largest business segment by turnover, comprising mainly international private leased circuit, data and international direct dial (“IDD”) services, registered a strong upturn in 2007 as increased traffic occurred through our network. Turnover increased by 7% to HK$1,035 million in the international and carrier business.

The corporate and business market, to which the Group provides mainly leased lines, voice, data, broadband and IDD services, continued to register strong volume growth especially in data and broadband as more bandwidth demanding applications were deployed by the users which resulted in a 25% increase in revenue to HK$704 million.

The residential market, to which the Group provides voice, broadband and IDD services, experienced heavy competition. However, there were gradually improving ARPUs in residential broadband and IDD despite limited volume growth, leading to an 8.4% increase in revenue to HK$668 million.

EBITDA was HK$904 million compared with HK$874 million in 2006. This represented an EBITDA margin of 37.1%, showing a steady improvement when compared with 36.3% in 2006.

With a higher depreciation and amortisation charge reflecting higher levels of fixed assets plus additional amortisation charges in respect of capitalised costs, the operating profit stood at HK$242 million in 2007 compared with HK$259 million in 2006.

In 2007, capital expenditure on fixed assets was HK$463 million in line with HK$466 million in 2006.

Israel

Partner Communications Company Ltd. (“Partner Communications”) reported strong financial and operating results for 2007.

Turnover increased to HK$11,650 million, an increase of 18.9% from HK$9,796 million in 2006. Turnover growth benefited from favourable currency movements between the New Israeli Shekel and the Hong Kong dollar; in local currency there was a 9.0% growth in turnover, reflecting the growth and improvement in the quality of the customer base, higher minutes of use, as well as an increase in content and data revenues. The growth of the 3G customer base played an increasingly important role in the turnover growth and increased profitability.

EBITDA was 18.4% higher at HK$3,765 million compared with HK$3,179 million in 2006. The EBITDA margin was 32.3% compared to 32.5% in 2006. Excluding revenue from mobile telecommunications products such as from handset and accessories the underlying EBITDA margin based on mobile telecommunications services revenue was 37.1%.

As a result of this stronger operating performance, the operating profit increased to HK$2,197 million compared with HK$1,752 million in 2006.

Partner Communications continued to invest in its network in 2007, with capital expenditure on fixed assets increasing 16.2% to HK$985 million from HK$848 million in 2006.

Sri Lanka

The Sri Lankan operations performed well in 2007, once again doubling its customer base to end the year with 1.1 million customers.

Turnover increased by 52.4% to HK$189 million in 2007. Benefiting from the rapid growth in the customer base, EBITDA was HK$93 million, representing an EBITDA margin of 49.2%, compared to HK$61 million in 2006.

As a result of this stronger operating performance, the operating profit increased to HK$64 million in 2007 compared with HK$35 million in 2006.

Hutchison Telecommunications International Limited Annual Report 2007	7

Chairman’s Statement

“ The Group capitalised on the opportunity to crystallise a significant return on the Group’s investment, return substantial cash to shareholders and leave the Group with cash resources for future investment.”

Thailand

In November 2007 the signing of a non binding Memorandum of Understanding (“MOU”) with CAT Telecom Public Company Limited (“CAT”) was announced to combine the Thai operations network with that of CAT to create a nationwide CDMA network. Implementation of the MOU is subject to execution of formal contracts, regulatory and government approval but is seen as a key step by both parties to move the business to sustained levels of profitability.

In the absence of a nationwide network the Group sees limited opportunities for the business; as a consequence it has continued the strategy to limit the Group’s exposure to the operations in Thailand. During the year the Group has repaid substantially all of the external debt replacing it with inter-company loans. Furthermore in January, the Group announced the decision to take an impairment charge in 2007 of HK$3,854 million to write off our investment in Thailand. As a result our Thailand operations now represent 4.8% of the Group’s turnover and 1.0% of the Group’s total assets.

The Group’s strategy is firmly focussed on the development of the MOU whilst limiting its future exposure in the absence of a sound business case for further investment.

Turnover fell to HK$973 million, a decrease of 4.3% from HK$1,017 million in 2006. Whilst Thailand continued to make gains in its customer base, increasing the base by 250,000 to 978,000 by year end, those gains were primarily in the prepaid segment at the expense of postpaid where customers typically have a higher ARPU.

LBITDA was HK$14 million compared with EBITDA of HK$57 million in 2006. The EBITDA was lower in the second half than the first half largely as a result of a provision in respect of a claim for licence fees from CAT of approximately HK$60 million. Excluding this provision the EBITDA would have been HK$46 million.

In 2007, an impairment charge of HK$3,854 million was recognised in connection with the Thailand operations, which include writing off the fixed assets, telecommunications licences and other intangible assets, in accordance with IAS 36 “Impairment of Assets”.

As a result of this impairment charge, lower turnover and the provision in respect of a licence fee claim, the operating loss increased to HK$4,462 million compared with HK$501 million in 2006.

Capital expenditure on fixed assets was reduced to HK$41 million compared to HK$112 million last year. As a result of the provision in respect of the licence fee claim by CAT the key target for the Thai operation of EBITDA to cover capital expenditure was not achieved in 2007.

Ghana

On 17 January 2008, an agreement was signed to sell Kuwata Limited which indirectly holds the Group’s equity and loan and other interests in the Ghana operations to EGH International Limited for a cash consideration of HK$583.5 million before costs and expenses.

India – Discontinued operations

To 8 May 2007, India contributed HK$70,502 million to the profit for the period. This was made up of HK$1,159 million from operating activities and HK$69,343 million being a one-off gain on disposal.

The Group sold its entire interests in CGP for approximately HK$86.6 billion which after certain costs and expenses resulted in a net cash inflow of approximately HK$84.9 billion. In addition approximately HK$15.6 billion of net debt was transferred as part of the transaction. As a result the Group transitioned from having net debt of HK$37,369 million as at 31 December 2006 to having a net cash balance of HK$25,591 million as at 31 December 2007, having paid a special dividend of HK$32,234 million to shareholders.

8	Hutchison Telecommunications International Limited Annual Report 2007

Chairman’s Statement

Outlook

In 2007 we positioned to prepare the Group for the challenges ahead. The Group capitalised on the opportunity to crystallise a significant return on the Group’s investment, return substantial cash to shareholders and leave the Group with cash resources for future investment. With the conversion to a GSM business in Vietnam in 2008, reorganisation of the Group’s operations in Thailand and the sale of the operations in Ghana, the Group has taken positive action to address the most pressing challenges facing the Group. Meanwhile the Group’s 3G investments in Hong Kong and Israel are beginning to deliver whilst the rapid expansion of networks in Indonesia and Sri Lanka is sowing the seeds for the Group’s future growth momentum.

“ Hutchison Telecom has an attractive balance between businesses that offer excellent cash generation and those that offer attractive growth prospects.”

A significant proportion of the Group’s balance sheet is in cash at the present time. In view of the uncertainties in the global markets the Group believes that it is appropriate to be well capitalised. The Group will, however, seek to develop opportunities in emerging telecoms markets to deploy the cash in operations that meet our criteria to create long-term value for shareholders. In the event that such opportunities do not exist the Board will review the appropriate capital structure for the Group at the end of 2008.

In the meantime, with its group of businesses, Hutchison Telecom has an attractive balance between businesses that offer excellent cash generation and those that offer attractive growth prospects. This will require continued investment in the expansion of our businesses with capital expenditure in 2008 to be approximately HK$7.0 billion.

I would like to thank the Board of Directors and all the Group’s employees around the world for their continued hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 18 March 2008

Hutchison Telecommunications International Limited Annual Report 2007	9

Milestones

January

Hutchison Telecom Hong Kong launched the X-Series services ushering in a new era of mobile broadband convergence.

Hutchison Telecom launched mobile operations in Vietnam.

August

orangeTM our brand in Israel was named the leading telecom brand for the fifth year in a row by Israel’s leading financial newspaper Globes.

March

Hutchison Telecom launched mobile operations in Indonesia.

September

Hutchison CP Telecom’s SMS promotion won the silver award in the Telecommunications, Electronic and Computer Category of the Pinasthika Award organised by the Association of Indonesian Advertising Agency.

April

Hutchison CAT and CAT Telecom announced CDMA nationwide roaming service in Thailand.

October

Hutchison Telecom Macau launched 3G

services.

Hutchison Telecom Lanka surpassed one million customers.

Hutchison CP Telecom entered Sumatra island by launching 3 in Palembang and Lampung.

10 Hutchison Telecommunications International Limited Annual Report 2007

10	Hutchison Telecommunications International Limited Annual Report 2007

Milestones

July

May

Hutchison Telecom completed the sale of CGP Investments (Holdings) Limited.

Hutchison Telecom declared a special dividend of HK$6.75 per share.

November

Hutchison Global Communications Limited was named the Best Partner of International Data Services in Asia Pacific by China Telecom.

Hutchison Telecom signed a non-binding Memorandum of

Understanding with CAT Telecom.

June

Hutchison Telecom Hong Kong won the Most Innovative Mobile Operator Service Award in the Asian Mobile News Award

2007.

December

Hutchison CP Telecom signed a site sharing Memorandum of Understanding with Excelcomindo to speed up network rollout in Indonesia.

July

Partner Communications’ “orange day” marketing campaign was named the Best 2006 Marketing Campaign in Effie Award in Israel.

Hutchison Telecom Lanka launched a country-first electronic peer-to- peer reload service “Me2U”, offering customers the convenience to transfer funds over the air among friends and families.

Hutchison Telecommunications International Limited Annual Report 2007 11

Hutchison Telecommunications International Limited Annual Report 2007	11

The Board and Management

FOK Kin-ning, Canning, aged 56, has been Chairman and Non-executive Director of the Company since 2004. He is also the Chairman of the Remuneration Committee of the Company. He is group managing director of Hutchison Whampoa Limited, chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Hongkong Electric Holdings Limited and co-chairman of Husky Energy Inc. He is also deputy chairman of Cheung Kong Infrastructure Holdings Limited. In addition, he is non-executive director of Cheung Kong (Holdings) Limited, and director of Hutchison International Limited and Ommaney Holdings Limited. The aforementioned three companies and Hutchison Whampoa Limited are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He holds a Bachelor of Arts degree and a Diploma in Financial Management, and is a member of the Australian Institute of Chartered Accountants.

LUI Dennis Pok Man, aged 57, has been Executive Director and Chief Executive Officer of the Company since 2004. He is director of Partner Communications Company Ltd. Mr Lui first joined Hutchison Paging Limited in 1986 and became its managing director in 1993. He was managing director of Hutchison Telecommunications (Hong Kong) Limited in charge of the mobile telecommunications, fixed-line, multi-media, Internet and paging businesses in Hong Kong, China, Taiwan and Macau from 1996 to April 2000. He rejoined the Hutchison Whampoa group in May 2001. Prior to taking up the position with the group, he was group managing director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of HTI group. He holds a Bachelor of Science degree.

Tim Lincoln PENNINGTON, aged 47, has been Executive Director and Chief Financial Officer of the Company since 2004. He joined the Hutchison Whampoa group as finance director of Hutchison 3G UK Limited in the United Kingdom in July 2001. Prior to that, Mr Pennington was a managing director at HSBC Investment Bank within the Corporate Finance and Advisory Department from 1999 to July 2001, having joined that company in 1996. In that capacity he was involved in advising and financing telecommunications and technology companies. Prior to that he was director in the Specialised Financing Department at Samuel Montagu & Co. Limited between 1990 and 1996, having joined that company in 1990. He holds a Bachelor of Arts (Honours) degree in Economics and Social Studies.

12	Hutchison Telecommunications International Limited Annual Report 2007

The Board and Management

CHAN Ting Yu, aged 57, was appointed as Executive Director of the Company on 3 January 2008, a position he previously held from 2004 to 2005. He is currently, and has been since December 2005, Alternate Director to Mr Lui Dennis Pok Man, Executive Director and Chief Executive Officer of the Company. He is director of Partner Communications Company Ltd. Prior to joining the Hutchison Whampoa group in 1994, Mr Chan practised international commercial and investment law in Hong Kong and Australia. Mr Chan was appointed deputy managing director of HTI (1993) Holdings Limited in January 1996 with responsibility for Hutchison Whampoa group’s telecommunications investments in a number of markets including India, Israel, South East Asia and South America. He has 14 years of experience in the telecommunications industry. Mr Chan holds a Bachelor of Arts degree, a Bachelor of Laws degree, a Postgraduate Certificate in Laws and a Diploma of Teaching.

WONG King Fai, Peter, aged 59, was appointed as Executive Director of the Company on 3 January 2008. He is currently, and has been since March 2004, executive director of Hutchison Global Communications Holdings Limited (a subsidiary of the Company). He joined the Hutchison Whampoa group in 1996 as technical director of Hutchison Telecommunications (Hong Kong) Limited (“HTHK”), and was promoted to the position of fixed network director of HTHK in 1998 where he was responsible for the establishment of infrastructure, service and market development of its fixed network business. He was chief executive officer of Hutchison Global Communications Limited from 2000 to 2005, and is currently chief executive officer of HTHK. Before joining HTHK, Mr Wong gained extensive telecommunications experience with Cable & Wireless Hongkong Telecom through various senior roles. He holds a Master’s degree in Telecommunications from the University of Birmingham, United Kingdom and is a Fellow of The Hong Kong Institution of Engineers.

CHOW WOO Mo Fong, Susan, aged 54, was appointed as Non-executive Director of the Company on 3 January 2008, a position she previously held from 2004 to 2005. She is currently, and has been since December 2005, Alternate Director to Mr Fok Kin-ning, Canning, Chairman and Non-executive Director of the Company and since September 2006, Alternate Director to Mr Frank John Sixt, Non-executive Director of the Company. She is deputy group managing director of Hutchison Whampoa Limited, executive director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hongkong Electric Holdings Limited and director of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd., and non-executive director of TOM Group Limited. In addition, she is director of Hutchison International Limited, Ommaney Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, all of which and Hutchison Whampoa Limited are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. She is a solicitor and holds a Bachelor’s degree in Business Administration.

Hutchison Telecommunications International Limited Annual Report 2007	13

The Board and Management

Frank John SIXT, aged 56, has been Non-executive Director of the Company since 2004. He is group finance director of Hutchison Whampoa Limited, chairman of TOM Group Limited, executive director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, non-executive director of Cheung Kong (Holdings) Limited, and director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc. In addition, he is director of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, Hutchison International Limited, Ommaney Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, all of which and Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

KWAN Kai Cheong, aged 58, has been Independent Non-executive Director of the Company since 2004. He is a member of the Audit Committee and the Remuneration Committee of the Company. He is independent non-executive director of Hutchison Harbour Ring Limited, Henderson Sunlight Asset Management Limited, SPG Land (Holdings) Limited, Win Hanverky Holdings Limited, Soundwill Holdings Limited and JF Household Furnishings Limited. He is currently president of Morrison & Company Limited, which is a business consultancy firm, and non-executive director of China Properties Group Limited and China Medical and Bio Science Limited. He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was president for its Asia Pacific region. He was also previously joint managing director of Pacific Concord Holding Limited. He holds a Bachelor of Accountancy (Honours) degree and is a member of the Hong Kong Institute of Certified Public Accountants, a member of the Institute of Chartered Accountants in Australia and a Fellow of the Hong Kong Institute of Directors. He completed the Stanford Executive Program in 1992.

John W STANTON, aged 52, has been Independent Non-executive Director of the Company since 2004. He is a member of the Audit Committee of the Company. He is managing director of Trilogy Partners, a board member of Columbia Sportswear, and a trustee of Whitman College. He was the chairman and chief executive officer of Western Wireless Corporation from 1994 until the company was sold to Alltel in 2005. From 1991 to 1994, he was chairman and chief executive officer of both Pacific Northwest Cellular and General Cellular Corporation, each a predecessor of Western Wireless Corporation. From 1995 to 2001, he also served as chairman and chief executive officer of VoiceStream Wireless, which was spun off from Western Wireless Corporation in May 1999. He served as chairman of the Cellular Telecommunications Industry Association serving two terms from 1998 to 1999 and from 2000 to 2001. He holds a Bachelor of Arts in Political Science from Whitman College and received his MBA from Harvard Business School.

14	Hutchison Telecommunications International Limited Annual Report 2007

The Board and Management

Kevin WESTLEY, aged 59, has been Independent Non-executive Director of the Company since 2004. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. He is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. Mr Westley assumed the position of non-executive chairman in late 2007 of Interpharma Investments Limited, the holding company for a group of companies engaged in the distribution of pharmaceutical products within the Asian region. He was previously non-executive director of this company. He is a member of the Committee on Real Estate Investment Trusts, chairman of the Takeovers and Mergers Panel of Hong Kong, a member of the Share Registrars Disciplinary Committee and deputy chairman of Ocean Park Corporation. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. He holds a Bachelor of Arts (Honours) degree in History and is a Fellow member of the Institute of Chartered Accountants in England and Wales.

WOO Chiu Man, Cliff, aged 54, is currently, and has been since December 2005, Alternate Director to Mr Tim Lincoln Pennington, Executive Director and Chief Financial Officer of the Company. He joined the Company as Chief Technology Officer in September 2004 and was previously Executive Director of the Company. Prior to joining the Company, Mr Woo had been deputy managing director and wireless network director of Hutchison Telecommunications (Hong Kong) Limited since 2000, a company which Mr Woo joined in 1998. He holds a Bachelor degree in Electronics and a Diploma in Management for Executive Development. He is a Chartered Engineer and is also a Member of The Institution of Engineering and Technology and The Hong Kong Institution of Engineers.

MA Lai Chee, Gerald, aged 40, was appointed as Alternate Director to Mr Wong King Fai, Peter, Executive Director of the Company, on 3 January 2008. He joined Cheung Kong (Holdings) Limited (a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance) in February 1996 and is currently Director, Corporate Strategy Unit and Chief Manager, Corporate Business Development. Mr Ma is also director of AMTD Financial Planning Limited, iBusiness Corporation Limited, CK Communications Limited, Beijing Net- Infinity Technology Development Company Limited, mReferral Corporation (HK) Limited and Silk Telecom Pty Limited. He is also non-executive director of The Ming An (Holdings) Company Limited and ARA Asset Management (Prosperity) Limited. He has over 17 years of experience in banking, investment and portfolio management, real estate development and marketing as well as managing IT related ventures and services. Mr Ma holds a Bachelor of Commerce degree in Finance and a Master of Arts degree in Global Business Management.

Hutchison Telecommunications International Limited Annual Report 2007	15

Delivering

We capitalised on the opportunity to realise a significant return on the

Group’s investment, delivered substantial dividend to shareholders and positioned the Group with cash resources for future investment.

Operations Review

The Group

2007 was a landmark year for Hutchison Telecom. It was a year of successful transformation with record returns and in which we launched services in two emerging high growth markets.

Global mobile customers nearly 10 million

Total turnover from continuing operations HK$20,401 million

In 2007 Hutchison Telecom took important steps to position the Company for profitable growth.

New Hutchison Telecom built on new markets and new growth areas

In 2007 Hutchison Telecom completed a major strategic sale. From part of the proceeds we paid a special dividend that represents a return of more than 100% to shareholders who invested at the time of listing at the end of 2004. Hutchison Telecom is now one of the best-capitalised telecom companies in the Asian region, well-positioned to seize new growth opportunities.

We launched mobile communications services in Indonesia and Vietnam during 2007 as we continued with our ‘investing for growth’ strategy. Both markets boast healthy economic and demographic fundamentals, coupled with growing demand for communications. We have put in place from the outset the Group’s proven business models. At the core of our model is leveraging the Group’s and our parent company Hutchison Whampoa Group’s global resources to achieve the best cost and resources synergies. These have given us a solid start in Indonesia. We now turn to accelerate network rollout to underpin the growth momentum.

Further strengthening our established operations

We continued to strengthen our operations in markets where we have established presence through service innovations and technology leadership. The Group’s Hong Kong and Israeli operations cemented their roles as leading mobile data services providers. Through our High Speed DownLink Packet Access (“HSDPA”) networks in these two markets and our leading 3G customer base we are uniquely positioned as the mobile platform of choice for global content and service providers to deploy their PC-based solutions to 3G handsets. These deliver next-level customer experiences that drive mobile data and content usage.

18 Hutchison Telecommunications International Limited Annual Report 2007

18	Hutchison Telecommunications International Limited Annual Report 2007

Operations Review

In Sri Lanka the focus is on delivering communications services to first-time users. The strong foundation we have laid in Sri Lanka steered a doubling of the customer base for the second successive year. In 2007 we accelerated the network rollout in Sri Lanka and launched strategies to encourage existing customers to draw on the benefits of data services. Sri Lanka continues to offer great promise for the Group.

Hutchison Telecom continued to exploit economies of scale and buying power to maximise benefits for its operations. These included global handset purchase, product and service innovations as well as customer services and IT systems development. Into 2008 we target our efforts to strengthen all our businesses that together will form a solid foundation for growth and profitability.

Charting the way forward

In the latter part of 2007 and into 2008 Hutchison Telecom undertook several initiatives to improve the foundation for the way forward. These included converting our network technology in Vietnam to GSM, setting a course in Thailand towards restructuring our partnership and business with CAT Telecom, and the sale of our operations in Ghana.

These strategic steps each has its significance on the Group’s journey towards value creation and growth delivery. As we advance into the next phase Hutchison Telecom will build on its tradition of profitable success to execute on plans that bring the best possible value and returns to its shareholders.

Our Mission: To be a leading telecommunications operator focussed on dynamic mobile markets

Hutchison Telecommunications International Limited Annual Report 2007	19

Transforming

Operations Review

We are well-positioned to face the mounting challenges in the global market and capture opportunities that such challenges present. Having launched new operations in high growth markets and increased focus on executing strategic priorities in established markets in 2007, we reinforce the Group’s vision to become a leading global telecom group.

Hutchison Telecommunications International Limited Annual Report 2007	21

Operations Review

Indonesia

Our Indonesian operations received strong market acceptance in 2007, attracting two million customers in less than one year of operations.

Mobile customers

2 million

Our Indonesian operations PT. Hutchison CP Telecommunications (‘HCPT’) launched services in the first half of 2007 targeting the large underserved population. It offers high quality and value for money services. HCPT, leveraging the Group’s strong 3 brand captured significant recognition in an overcrowded market in just a few months. Exceeding our initial targets, we surpassed the first million customers within three months after launch and the total number of HCPT’s users grew rapidly to two million by the end of 2007.

HCPT takes pride to enter the market with the biggest network at launch in Indonesia. Our network now covers about 75% of the population of Java islands and major parts of Sumatra. We intend to accelerate coverage in 2008 and towards achieving this we have undertaken a number of important moves on mobile cell site towers. We believe that these strategic steps will greatly fast track our network rollout and enable us to achieve nationwide coverage within 2008.

22	Hutchison Telecommunications International Limited Annual Report 2007

Operations Review

Since launch we have constantly promoted affordability and value for money. We introduced monthly new offers which the market had not seen. Through this and other innovations, HCPT attained strong and favourable corporate positioning and brand image.

Our service was available in around 50,000 retail outlets initially and grew to 80,000 by the end of 2007, demonstrating the Company’s uncompromising efforts in serving the mass market. On top of the number of point of presence, we invested to address our sales and distribution partners’ unique operational needs, resulting in tight collaborations and positive sales momentum.

Hutchison Telecommunications International Limited Annual Report 2007	23

Operations Review

Indonesia

Last but not least, a critical element is its strong branding. Our strategic focus on simplicity and affordability has been in all our marketing and advertising approaches, leading to a high level of customer brand awareness.

3 achieved high customer mindshare in the first few months of operations, rising to 92% at the end of 2007.

24	Hutchison Telecommunications International Limited Annual Report 2007

Operations Review

Vietnam

HT Mobile entered the market with full effort.

In partnership with Hanoi Telecommunications Joint Stock Company we launched HT Mobile in the first quarter of 2007 with coverage in all provinces in Vietnam. While we offered a superior network the market uptake was greatly hampered by the lack of affordable CDMA handsets, in particular those with the Vietnamese language option, coupled with the trend of leading manufacturers to scale back handset development for this market.

On 8 March 2008 we received government approval to convert from CDMA technology to GSM. As a result, HT Mobile will transit its customers to an advanced nationwide GSM network intended to be launched within 2008. With this milestone development we will be competing vigorously to turn this young and dynamic market into a profitable one for Hutchison Telecom.

Hutchison Telecommunications International Limited Annual Report 2007	25

Operations Review

Hong Kong and Macau

The Group is one of the leading telecommunications service providers in Hong Kong and Macau. In 2007 we continued to pioneer market development through the launch of many new products and service innovations that use the power of our 3.5G HSDPA mobile networks and fibre-to-the-building fixed network.

3G mobile customers

over 1 million

Hong Kong mobile

In a seemingly limited growth market with a mobile penetration of over 100% the Group’s mobile operations in Hong Kong continued to set itself apart in 2007 by reporting strong growth particularly in the 3G customer segment. We ended the year with over one million 3G customers. According to the data from industry source we believe we have over 50% share in the 3G market.

Playing to our strength

We believe that one of the most important growth strategies in a mature market is through technology leadership and products innovations. We partnered with more than 280 content and data services providers to launch a gallery of industry-leading data and content services via our multi-media open mobile platform. The pillar offering in 2007 was the X-Series, a service that “mobilises” the Internet for our customers, enabling them to access TV- and PC-based applications and to use a host of web services anytime anywhere. The service has brought together over a dozen of leading Internet players including MSN, Yahoo, Google, Skype and eBay and almost all of the world’s major handset manufacturers. It has also been a significant step towards

26	Hutchison Telecommunications International Limited Annual Report 2007

Operations Review

providing “anytime, anywhere” services for customers. Our strength in product and service innovation has become our enduring competitive advantage, positioning us to capture growth as the market and customer behaviour evolve, and to maintain a loyal and satisfied customer base. The X-Series received many accolades for bringing major Internet applications to the handset. It also grew customer stickiness as more and more peer-to-peer interactions are conducted via social networking applications which are now friendly-to-use on our mobile platform.

Enabling growth through customer care

On the customer service front in 2007 we introduced two innovative tariff plans. The first was a flat rate monthly data plan for unlimited usage, enabling customers to enjoy mobile data services free from the worry of usage costs. Secondly we launched a flexi data plan which automatically recommends the best suitable data plan to customers according to their usage on a monthly basis. These customer-centric services won widespread positive responses and led to encouraging growth in usage.

Hong Kong and Macau mobile operations

Hutchison Telecommunications International Limited Annual Report 2007	27

Operations Review

HGC owns one of the largest fibre-to-the-building networks

Collaborations unlock value

Our 3G platform has been recognised as an effective aggregation and provisioning platform for mobile business. Particularly we saw more and more exclusive mobile advertising campaigns launched on our platform with advertisers knowing their marketing messages will be sent directly to their targeted customers through their personal devices — their 3G phones. We have by far the biggest 3G customer base in Hong Kong with an attractive demographic profile and usage pattern; this positions our mobile platform to be an ideal arena for mobile e-commerce, further fostering satisfaction for our customers while generating potential for our business partners.

Hong Kong fixed-line

The Group’s fixed-line operations Hutchison Global Communications Limited or HGC owns and operates what we believe to be one of the largest fibre-to-the-building or FTTB telecommunications networks in Hong Kong, with over 950,000 kilometres of fibre-optic cable. Fibre-optic networks are able to support a higher volume of traffic at faster transmission speeds for Internet and data communications compared to traditional copper cable networks. Using this fibre-optic network we have been able to gain a firm foothold in the local fixed network industry. Building on this local infrastructure we established an extensive international network connecting Hong Kong

28	Hutchison Telecommunications International Limited Annual Report 2007

Operations Review

with most parts of the world. Through this international network HGC provides global connectivity to overseas carriers and cross-border communications solutions to multi- national customers.

Capturing growth in corporate and business segment

In 2007 our fixed-line operations continued to focus on growth from the corporate and business market. Our FTTB infrastructure has emerged as an increasingly competitive advantage for HGC in this segment as most of the customers today require not only scalable bandwidth but also speedy provision backed by dedicated expertise. We surpassed our competitors in many cases in these aspects. Together with our project management skills and swiftness in catering to customers’ needs, HGC in 2007 made significant headway in new businesses with contracts awarded by many new customers ranging from government departments, banking corporations and multi-national institutions.

Hong Kong also witnessed an uptake of IP-based IT and communications services by the corporate and business sector in 2007, with more and more companies rushing to benefit from the business efficiency and productivity that come from IP-based solutions. In this regard HGC is favourably poised to serve the market with abundant, reliable and scalable bandwidth flexibly meeting the diverse needs of different type of customers

Hutchison Telecommunications International Limited Annual Report 2007	29

Operations Review

during the different stages of their business development. Our professional sale forces offer integrated consultant services to customers, not only answering their requirement in connectivity but also assisting them in solution integration and deployment. In 2007 according to industry data we believe that HGC had the highest proportion of Dedicated Internet Access customers in the market. These customers generally look for mission-critical support and dedicated high bandwidth connection for multi-point locations.

Our data centre business continued to capture new business in 2007 with organisations choosing Hong Kong for their China and regional data storage. HGC offer sophisticated data hosting in a communications hub centrally located in one of the fastest growing regions in the world.

HGC continued its role as one of the major wholesale connectivity providers for mobile operators. In 2007 the volume of business that came from local mobile operators maintained an upward trend as they demanded higher bandwidth between their mobile switching centres for the transmission of more data.

A preferred choice in the region

In the international front HGC further strengthened its position as an international fixed connectivity carrier in 2007. Our FTTB network in Hong Kong connects directly with most of the major landing ports in the world, enabling us to provide cross-country access and network services to other bandwidth resellers or facilities-based providers of local, long distance, wireless and Internet, data and other telecommunications services around the world. We were awarded the Best Partner of International Data Services in Asia Pacific by China Telecom in 2007 which is one of the many success stories signalling HGC’s contribution in delivering growth to the Company and its partners. In the beginning of 2007 HGC made significant contribution to the timely restoration of

30	Hutchison Telecommunications International Limited Annual Report 2007

Operations Review

international communications traffic post the undersea earthquake happened near Taiwan in the end of 2006. This not only brought revenue growth in immediate terms but also opened up new business opportunities for HGC.

Ready to serve the surfers

HGC provides a wide range of bandwidth offerings and voice services to its residential customers in Hong Kong. We offer 100MB connectivity in addition to 30MB and 50MB bandwidth. Nonetheless with our FTTB infrastructure HGC is ready to serve its customers as and when the requirement truly emerges.

Macau mobile

Mobile customers of Macau

283,000

Macau experienced rapid social and economic development in 2007. The establishment of several leading casinos and convention facilities during the year, together with the influx of a large number of business and leisure visitors into Macau propelled a strong growth in roaming services and prepaid business.

In 2007 the arrival of more and more multinational companies increased the adoption of mobile data services by the business sector. This drove revenue growth in a mobile market where voice penetration rate has surpassed 100%. Hutchison Telecom Macau is ready to capture the growth with its HSDPA network and dedicated and professional corporate sales force.

In October 2007 we launched 3.5G HSDPA services in the market, providing our customers with a full array of multi-media services through our high speed platform. Leveraging the Group’s technology leadership and years of experience in developing 3G services Hutchison Telecom Macau presented a suite of 3G services catering for all aspects of life. While we saw major acceptance in the news, finance and weather services in the first few months of our 3G operations we also found other infotainment services such as music and games becoming popular among the youth segment.

Hutchison Telecommunications International Limited Annual Report 2007	31

Operations Review

Israel

For the fifth consecutive year Partner Communications’ brand orangeTM was the leading telecom brand and the second most popular consumer brand in Israel.

Mobile customers nearly 2.9 million

Partner Communications, the Group’s operations in Israel saw another record year with solid operational and financial performance. In a market where the mobile communications penetration rate is over 100% Partner Communications continued to execute well on its concerted marketing and operations strategies resulting in over 191,000 customers net additions in 2007, with a strong trend to higher take-up of 3G services. Partner Communications’ leadership in 3.5G is also evidenced by what we believe to be the highest data and content revenues in the Israeli mobile market in 2007.

In a seemingly saturated mobile market Partner Communications energised growth through launching 3G and subsequently 3.5G network and services. It was the first operator to launch 3G and next generation multi-media services in the market, providing residential and business customers a dazzling array of applications and content previously available only on computers or TV. Partner Communications currently uses its open and applications-adaptive mobile platform to provide over 100 TV channels, various instant messaging services such as ICQ and Messenger, a uniquely large music library, GPS and location-based services as well as news, finance, sports and many more.

In 2007 one of the special endeavours of Partner Communications was to create extra value for its customers. For the first time in Israel’s mobile communications history Partner Communications launched a unique service that helped its customers to optimise their tariff plans based on their usage pattern. This innovative customer initiative together with Partner Communications’ data and content services have

32	Hutchison Telecommunications International Limited Annual Report 2007

Operations Review

reaffirmed Partner Communications’ position as one of the leading mobile communications service providers in the country.

For the fifth consecutive year Partner Communications’ brand orangeTM was elected to be the leading telecom brand and the second most popular consumer brand in Israel. This is the results of Partner Communications’ continued commitment to deliver customer satisfactions, fairness, simplicity and values. Facing the introduction of mobile number portability, Partner Communications believes that its leading mobile data and content services and branding will continue to foster customer loyalty and usage growth and thus to maintain its leadership in the mobile communications market.

Partner Communications took a strategic step in 2006 to achieve cost efficiency and create extra value via non-mobile transmission services. It acquired MED-1, a fibre optic network which used to provide transmission services to communications operators and large enterprises. In doing so Partner Communications not only derives significant cost advantages, it also obtains an additional competitive edge to cross sell the enterprise segment by providing them with value-added high bandwidth transmission services.

Into 2008 Partner Communications intends to step up its drive in innovation especially mobile data and content services and also strengthen its position in the non-cellular market. Together with its leading telecom brand position Partner Communications will continue to delight its customers and deliver value to its shareholders.

Note:

The Group has consolidated Partner Communications’ results since April 2005. The turnover and EBITDA shown above represent the turnover and EBITDA for the years ended 31 December 2005 to 2007.

Hutchison Telecommunications International Limited Annual Report 2007	33

Operations Review

Thailand

We continued to reset our business in Thailand in 2007. Through improvement in services and the launch of nationwide roaming service we generated customer growth in a difficult market.

Hutchison CAT implemented several focussed steps to strengthen the sales and distribution function during the year. In revising our in-shop handset distribution strategy and operational procedures we improved the sales environment for our agents and distributors, resulting in widened distribution reach and uptake in sales through third party dealers. We have also concentrated our efforts in new customers’ acquisition through telesales network. Through sales calls we are able to provide convenience and time efficiency to new customers enabling them to join the network.

Mobile customers 978,000

34	Hutchison Telecommunications International Limited Annual Report 2007

Operations Review

Leveraging the support from Hutchison Telecom Group’s global handset team, we introduced a number of value handsets to the market in 2007. One of them, a sub-2,000 Thai baht handset tapped into the value-driven prepaid market and received an encouraging response. This handset continued to generate momentum in sales throughout the second half of 2007. Riding on our local market knowledge and accessibility to quality CDMA handset manufacturers around the world, we will continue these collaborative efforts to ensure our customers are provided with the best available choice of devices.

Due to increasingly challenging market conditions and one-off charges our Thailand operations was unable to meet the key target of EBITDA positive in 2007.

Hutchison Telecommunications International Limited Annual Report 2007	35

Operations Review

Sri Lanka

Hutchison Telecom Lanka reported an exceptional year-on-year increase of 104% in customer base, passing the one million mark in 2007.

Hutch

Mobile customers

1.1 million

Hutchison Telecom Lanka provides 2G GSM prepaid services using the brand Hutch. In 2007 we doubled the size of our network extending our population coverage to more than 40%. This together with our continued focus on customer acquisition through providing value services took our customer base to over 1.1 million at the end of 2007. We intend to aggressively speed up our network rollout in 2008, turning Hutchison Telecom Lanka into a nationwide service provider.

Sri Lanka’s mobile communications market is dominated by the prepaid segment and the majority of the underserved customers seek voice services with good value. Hutchison Telecom Lanka started off with a tight cost structure to establish an operational and financial framework that allowed for the provision of mass appeal monthly service plans. This strategy successfully positioned us as an operator with emphasis on value, simplicity and relevancy. In 2007 we maintained this position by further offering innovative call plans that bring extra benefits to customers making calls during off-peak hours. Hutchison Telecom Lanka’s industry-leading tariff approach not only received support from users but also set a new trend in the market.

36	Hutchison Telecommunications International Limited Annual Report 2007

Operations Review

2007 also saw enhancement in our sales and distribution system. We have continued to expand to ensure Hutchison Telecom Lanka’s service is available via one of the largest sales and electronic reload networks in Sri Lanka, totalling over 14,000 points of presence. We have also strengthened our communication with the retail dealers via the implementation of a revamped dealer network management process. This has greatly contributed to the impressive customer growth and minutes sold.

We endeavour to enhance Sri Lankan’s quality of life through improved mobile communication services. With this spirit we launched ‘Me2U’ an electronic peer-to-peer reload service in 2007, enabling peer-to-peer funds transfer over the air among friends and loved ones. This new and innovative value-added service offers flexibility and convenience that customers genuinely require.

Our brand is a key asset to our success and this was even more evident in 2007. Our brand Hutch, being one of the strongest telecom brands and consumer brands in Sri Lanka stands clearly for trust, simplicity and relevancy. We reinforced our brand position through dynamic advertising campaigns in 2007, greatly enhancing our brand recall.

Hutchison Telecommunications International Limited Annual Report 2007	37

Growing

From its position as one of the best-capitalised telecom operators in the Asian region, Hutchison Telecom commits to delivering profitable growth through strategic expansion.

  Staff and Community

Staff

We operate in dynamic telecommunications markets charting the course through leadership in product and service development. Our employees are the core to our success in towards achieving this vision.

Currently the Group has approximately 9,400 dedicated staff contributing to the Group’s operational excellence. Our staff members come from diverse cultural background with varied expertise and local market insights and experience. Hutchison Telecom promotes synergies and competence sharing among its global staff force. Staff members of the Group are exposed to ample opportunities to exchange best practice and collaborate on strategic planning and initiatives, greatly broadening their horizon and personal and career development.

Each operation devises its own training and development programmes to meet specific market challenges.

Community

We embrace our corporate citizenship through supporting and initiating a number of appropriate social responsibility programmes. In established markets where the Group’s HSDPA networks are in action we joined hands to launch community awareness programmes through sending out multi-media messages to our customers. Riding on the strength of our advanced network we turn these programmes into interactive campaigns where targeted recipients are encouraged to respond to the call of social responsibility.

In developing markets we are involved in community projects that accelerate social and IT development, particularly in the youth segments.

Other than participating in social responsibility projects on company level our staff are encouraged to organise numerous volunteer projects for the welfare of the community.

40	Hutchison Telecommunications International Limited Annual Report 2007

Management Discussion and Analysis

Overview

The following discussion should be read in conjunction with the Company’s consolidated accounts and the related notes included elsewhere in this annual report. With effect from the year ended 31 December 2007, the Group prepared the consolidated accounts in accordance with International Financial Reporting Standards (“IFRS”); and compiled the comparative accounts for the year ended 31 December 2006 in accordance with IFRS in the attached consolidated accounts. The Company’s consolidated accounts were prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) in previous years. The Group believes that the adoption of IFRS will allow its accounts to be more easily understood by its shareholders, potential investors, the capital markets and other stakeholders and users.

The Group undertook a number of transactions since the beginning of 2007 that affected its results for the year or will affect its results going forward. These include:

■	In the first half of 2007, the Group launched nationwide mobile telecommunications services in Vietnam under the brand name “HT Mobile”. HT Mobile operates a CDMA2000 1X network under an investment licence granted to a co-operation partnership, Business Cooperation Contract (“BCC”), between the Group’s Vietnam operations and Hanoi Telecommunications Joint Stock Company. On 30 January 2008, the parties to the BCC applied to The People’s Committee of Hanoi City for the BCC project to convert from CDMA to GSM technology. The application was approved on 8 March 2008 and an Investment Certificate was granted by The People’s Committee of Hanoi City for a period of 15 years from 8 March 2008.

■	In the first half of 2007, the Group launched GSM and 3G mobile telecommunications services in Indonesia under the “3” brand through PT. Hutchison CP Telecommunications (“HCPT”), a joint venture company between the Group’s Indonesia operations and the Charoen Pokphand Group.

■	On 11 February 2007, the Company entered into an agreement to sell its entire interests in CGP Investments (Holdings) Limited (“CGP”), a company which held through various subsidiaries, the direct and indirect equity and loan interests in Hutchison Essar Limited (now known as “Vodafone Essar Limited”) (“Hutchison Essar”) and its subsidiaries to Vodafone International Holdings B.V. (“Vodafone”), a wholly owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11.1 billion (approximately HK$86.6 billion) (the “Transaction”). Accordingly, the results pertaining to the Indian mobile telecommunications operations were presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held For Sale and Discontinued Operations”. Largely as a result of the Transaction, the Group went from having net debt of HK$37,369 million as at 31 December 2006 to having a net cash balance of HK$25,591 million as at 31 December 2007.

■	In the fourth quarter of 2007, the Group’s Thailand operations signed a non-binding memorandum of understanding with CAT Telecom Public Company Limited (“CAT Telecom”) to create a nationwide network in Thailand. The Group’s operations in Thailand, which serve the 25 provinces around Bangkok, would be merged with CAT Telecom’s operations in the remaining 51 provinces. The completion of this reorganisation is subject to the execution of formal contracts and receipt of government and regulatory approvals.

■	On 16 January 2008, the Company announced that it would recognise a non-cash impairment charge of HK$3,854 million in its 2007 consolidated accounts in connection with the Group’s Thailand operations and a deferred tax credit of HK$421 million in connection with the recognition of the impairment charge.

■	On 17 January 2008, Hutchison Telecommunications International (Cayman) Holdings Limited, a wholly owned subsidiary of the Company, entered into an agreement to sell all of the direct and indirect equity and loan interests and intellectual property held through subsidiaries, in Kasapa Telecom Limited, the Ghana operations, to EGH International Limited, for a cash consideration of HK$583.5 million.

■	On 6 February 2008, Partner Communications Company Ltd. (“Partner Communications”) announced a share buy-back plan throughout 2008, in an amount of up to NIS 600 million, subject to appropriate market conditions.

■	On 18 March 2008, the Group’s 60%-owned subsidiary, HCPT, entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration, assuming completion of all towers, of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period. Concurrent with completion of the first tranche assets, HCPT and Protelindo will enter into a master lease agreement pursuant to which HCPT will have (i) right to access, occupy and use the capacity reserved for HCPT on such of the base station towers and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) options to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price. On the bases that the sale is treated as a sale of all the 3,692 base station tower sites and the lease is treated as an operating lease, the Group expects to realise a disposal gain, subject to audit, of approximately US$236 million (approximately HK$1,832 million) from the sale.

Hutchison Telecommunications International Limited Annual Report 2007	41

Management Discussion and Analysis

Basis of Preparation of Accounts

With effect from the year ended 31 December 2007, the Company prepared its consolidated accounts in accordance with IFRS. The Company’s consolidated accounts were prepared in accordance with HKFRS in previous years. See Note 4 to the Company’s consolidated accounts for a description of the impact of the change to IFRS on the accounts.

The Group’s subsidiaries are grouped into the following six segments for financial reporting purposes, based on their geographic area of operation and principal business line:

■	Hong Kong mobile

■	Hong Kong fixed-line

■	Israel

■	Thailand

■	Indonesia

■	Others

The results of operations of subsidiaries and associates acquired or disposed of during the year are included in the Company’s consolidated accounts commencing from the effective dates of their acquisition or up to the effective dates of their disposal, as the case may be.

As a result of the Group’s sale of CGP on 8 May 2007, the results pertaining to the Indian mobile telecommunications operations have been presented in the Company’s consolidated accounts as discontinued operations in accordance with IFRS 5. In accordance with this presentation, the results of the discontinued operations are excluded from the totals used in the discussion of operating results as at and for the years ended 31 December 2006 and 2007.

The results of operations of the Group’s Macau mobile telecommunications business are aggregated with the Group’s Hong Kong mobile telecommunications business because the Macau operating company is a subsidiary of the Group’s Hong Kong mobile operating company, shares the same management and is significantly smaller in terms of turnover and customer numbers.

“Others” is comprised of the Group’s operations in Vietnam, Sri Lanka, Ghana, operations of the Group’s corporate office, and the Group’s subsidiary PowerCom Network Hong Kong Limited.

42	Hutchison Telecommunications International Limited Annual Report 2007

Management Discussion and Analysis

Results of Operations

The following table presents, for the years indicated, the major line items in the Group’s consolidated income statement, including such amounts expressed as a percentage of its total turnover:

	Year ended 31 December
	2006		2007
	HK$ millions, except percentages
Consolidated income statement
		%		%
Continuing operations:
Turnover	17,923	100.0	20,401	100.0
Cost of inventories sold	(2,164)	(12.1)	(2,671)	(13.1)
Staff costs	(1,897)	(10.5)	(2,295)	(11.2)
Depreciation and amortisation	(3,804)	(21.2)	(4,226)	(20.7)
Other operating expenses	(8,685)	(48.5)	(10,182)	(49.9)

	1,373	7.7	1,027	5.1
Impairment charge for Thailand segment	—	0.0	(3,854)	(18.9)
Profit on disposal of investments and others, net	44	0.2	8	0.0

Operating profit/(loss)	1,417	7.9	(2,819)	(13.8)
Interest income	66	0.4	1,619	7.9
Interest and other finance costs	(1,652)	(9.2)	(1,335)	(6.5)
Share of results of associates	(1)	0.0	—	—

Loss before taxation	(170)	(0.9)	(2,535)	(12.4)
Taxation	(653)	(3.7)	(191)	(1.0)

Loss for the year from continuing operations	(823)	(4.6)	(2,726)	(13.4)

Discontinued operations:
Profit from discontinued operations	2,399	13.4	70,502	345.6

Profit for the year	1,576	8.8	67,776	332.2

Attributable to:
Equity holders of the Company:
- continuing operations	(1,191)	(6.6)	(3,147)	(15.5)
- discontinued operations	1,392	7.7	70,031	343.3

Profit attributable to equity holders of the Company	201	1.1	66,884	327.8
Minority interest:
- continuing operations	368	2.1	421	2.1
- discontinued operations	1,007	5.6	471	2.3

Profit attributable to minority interest	1,375	7.7	892	4.4

Profit for the year	1,576	8.8	67,776	332.2

Hutchison Telecommunications International Limited Annual Report 2007	43

Management Discussion and Analysis

Year ended 31 December 2007 compared with year ended 31 December 2006

Group results

The following discussion covers both of the Group’s continuing and discontinued operations.

Turnover

The Group’s turnover from continuing operations in 2007 was HK$20,401 million, an increase of 13.8% from HK$17,923 million in 2006. Growth mainly came from strong revenue growth in the Group’s Israel and Hong Kong operations.

Turnover in the Group’s Hong Kong mobile and Israel operations in 2007 grew by 13.7% and 18.9%, respectively, compared to 2006, and together accounted for most of the Group’s total turnover growth in 2007. The Group’s Thailand operations experienced a 4.3% decrease in turnover to HK$973 million in 2007 compared with HK$1,017 million in 2006.

The Group’s customer base grew by 57% to 9.9 million as at 31 December 2007, compared with 6.3 million at the end of 2006 (excluding those customers in India, where the Group discontinued its operations in 2007). Growth in the Group’s customer base was primarily the result of launching its services in Indonesia and Vietnam, as well as significant customer growth in Sri Lanka and Thailand. The Group’s customer base in Hong Kong and Israel also grew by 13.5% and 7.2%, respectively, with approximately 409,000 2G customers upgrading to 3G in these two markets. This resulted in a combined 3G customer base in Hong Kong and Israel of 1.7 million at the end of 2007, an increase of 67.5% from 1.0 million at the end of 2006.

Operating expenses

The following table presents a breakdown of the Group’s operating expenses from continuing operations for the years indicated and the percentage change from year to year:

	Year ended 31 December
	2006 HK$ millions	2007 HK$ millions	Change %
Cost of inventories sold	2,164	2,671	23.4
Staff costs	1,897	2,295	21.0
Depreciation and amortisation	3,804	4,226	11.1
Other operating expenses	8,685	10,182	17.2

Total operating expenses	16,550	19,374	17.1

The Group’s operating expenses in 2007 increased 17.1% to HK$19,374 million compared to HK$16,550 million in 2006. The increase in operating expenses was primarily attributable to higher operating expenses incurred in the Group’s operations in Vietnam and Indonesia, which commenced operations in 2007. Excluding the costs of HK$1,062 million related to the launch of operations in Indonesia and Vietnam, in 2007 the Group’s operating expenses increased by 11.8% compared to a 12.9% increase in turnover excluding turnover generated by its operations in Indonesia and Vietnam.

As a percentage of turnover, the Group’s operating expenses increased from 92.3% of turnover in 2006 to 94.9% in 2007.

Cost of inventories sold increased by 23.4% to HK$2,671 million, from HK$2,164 million in 2006, mainly due to higher sales, particularly 3G sales, where the cost of the handset is typically higher than for 2G sales. The Group’s cost of inventories sold primarily consists of handsets sold by its operations in Hong Kong and Israel.

Staff costs increased by 21.0% to HK$2,295 million in 2007 from HK$1,897 million in 2006. As a percentage of total turnover, staff costs increased to 11.2% of turnover in 2007 from 10.5% in 2006. The increase in staff costs was partly due to a share-based compensation charges of HK$223 million which increased as a result of the adjustment of the exercise price of the Company’s employee stock options subsequent to the payment of a special dividend of HK$6.75 per share on 29 June 2007. It was also due to a 10.1% increase in the Group’s total number of employees, which expanded primarily to support the launch of its operations in Vietnam and Indonesia and general growth in its business activities, as well as a payment of a retirement bonus for the former CEO of Partner Communications.

44	Hutchison Telecommunications International Limited Annual Report 2007

Management Discussion and Analysis

Depreciation and amortisation increased 11.1% to HK$4,226 million in 2007 from HK$3,804 million in 2006. Increases in depreciation were primarily attributable to rollout of services in Indonesia and Vietnam. The increase in amortisation was also partly due to the full-year amortisation in 2007 of the transmission business of Med-1 I.C.1 (1999) Ltd, in Israel, which the Company acquired in July 2006, as well as additional amortisation charges on capitalised operating expenses.

The following table presents a breakdown of the Group’s other operating expenses from continuing operations:

	Year ended 31 December
	2006 HK$ millions	2007 HK$ millions	Change %
Cost of services provided	5,706	6,668	16.9
General administrative and distribution costs	1,435	1,711	19.2
Operating leases in respect of buildings, hire of plant and machinery	1,233	1,392	12.9
Others	311	411	32.2

Other operating expenses	8,685	10,182	17.2

The Group’s other operating expenses increased 17.2% to HK$10,182 million in 2007 from HK$8,685 million in 2006. The main component of the Group’s other operating expenses is the cost of services provided (consisting of interconnection, roaming, international termination charges and network operating costs), which increased by 16.9% to HK$6,668 million in 2007 from HK$5,706 million in 2006. The increase in interconnection, roaming and international termination charges was mainly due to growth in the Group’s customer base and usage, while the increase in network costs was primarily attributable to the expansion of its networks in Indonesia, Vietnam, Sri Lanka and Macau. As a result of these network expansions, the Group’s mobile network grew by 40.1% in 2007 in terms of the number of on-air base stations, as compared with 2006, and this resulted in a significant increase in costs of network operation and maintenance, transmissions, cell site rentals and lease-lines rentals.

The increase in the Group’s other operating expenses was also partly due to a 19.2% increase in general administrative and distribution costs to HK$1,711 million in 2007 from HK$1,435 million in 2006. The increase in general administrative and distribution costs was driven mainly by increased customer acquisition and retention programs in Israel and Hong Kong, the launch of services in Vietnam and Indonesia and the launch of 3G service in Macau. In 2007, operating leases in respect of buildings, hire of plant and machinery increased by 12.9% to HK$1,392 million, compared to HK$1,233 million in 2006 mainly as a result of the expansion of the Group’s Macau operations and Hong Kong fixed line operations.

Other operating expenses represented 49.9% of the Group’s total turnover in 2007, an increase of 1.4% from 48.5% in 2006. This increase was primarily as a result of increases in operating expenses associated with the launch of operations in Indonesia and Vietnam.

Impairment charge

In 2007, the Group recognised an impairment charge of HK$3,854 million in connection with the Group’s investments in its mobile telecommunications business in Thailand. The Group’s Thailand operations continued to suffer losses in 2007, and its cash flow forecasts for this segment indicated that the carrying values of certain non-current assets were not expected to be recoverable from future operating cash flow of the current business. The Group therefore recognised an impairment charge in respect of network equipment, telecommunications licences and certain non-current assets, in accordance with IAS 36 “Impairment of Assets.”

Profit on disposal of investments and others, net

The Group’s profit on disposal of investments and others decreased to HK$8 million in 2007 from HK$44 million in 2006.

Operating profit/(loss)

As a result of the foregoing, in 2007 the Group recorded an operating loss of HK$2,819 million compared to an operating profit of HK$1,417 million in 2006.

Hutchison Telecommunications International Limited Annual Report 2007	45

Management Discussion and Analysis

Interest and other finance costs, net

The Group recorded interest income from interest earned on cash balances of HK$1,619 million in 2007 compared to HK$66 million in 2006. The higher level of interest income in 2007 was primarily due to interest it earned on cash balances resulting from its sale of CGP. Interest and other finance costs decreased 19.2% to HK$1,335 million in 2007 from HK$1,652 million in 2006, primarily due to lower levels of gross debt in the Group’s Israel, Hong Kong and Thailand operations. Interest and other finance costs were principally related to the Group’s debt and changes in fair value of derivative instruments.

Interest income from treasury operations amounted to HK$1,555 million (HK$ nil in 2006) as the Group’s cash balance increased substantially as a result of the sale of CGP.

Loss before taxation

As a result of the foregoing, the Group recorded a loss before taxation of HK$2,535 million in 2007, compared to a loss of HK$170 million in 2006.

Taxation

The Group’s taxation charge in 2007 was HK$191 million, a 70.8% decrease from a charge of HK$653 million in 2006. The charge for 2007 was comprised of a current taxation charge of HK$690 million and a deferred taxation credit of HK$499 million. The increase in the Group’s current taxation charge in 2007 was mainly attributable to increased taxable income from the Group’s Israel operations. The higher net deferred taxation credit was primarily due to reversal of cumulative deferred tax liability charges that reflected temporary differences that had arisen between the base asset value for tax purposes and the carrying value for financial statement purposes of the Group’s impaired non-current assets in Thailand.

Loss from continuing operations

The Group’s loss from continuing operations in 2007 was HK$2,726 million, compared to a loss of HK$823 million in 2006, primarily due to the HK$3,854 million impairment charge in respect of the Group’s Thailand operations. Excluding the impairment charge in Thailand, which had a net impact of HK$3,433 million after the reversal of HK$421 million in deferred tax credits, the Company would have recorded a profit from continuing operations of HK$707 million.

Profit from discontinued operations

On 11 February 2007, the Company entered into an agreement to sell its entire interests in CGP, a company which held through various subsidiaries, the direct and indirect equity and loan interests in Hutchison Essar and its subsidiaries to a wholly owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11.1 billion (approximately HK$86.6 billion). Accordingly, the results pertaining to the Indian mobile telecommunications operations were presented as discontinued operations in accordance with IFRS 5.

The Group’s discontinued operations contributed HK$70,502 million to its profit for 2007. This amount comprised of HK$1,159 million from operating activities through 8 May 2007 and HK$69,343 million from the gain on disposal of CGP.

Profit attributable to equity holders

Profit attributable to the equity holders of the Company in 2007 was HK$66,884 million, or earnings per share of HK$14.01. The Group recorded a loss of HK$3,147 million, or loss per share of HK$0.66, from continuing operations and a profit of HK$70,031 million from discontinued operations.

46	Hutchison Telecommunications International Limited Annual Report 2007

Management Discussion and Analysis

Results of the Group’s operating companies

The following table presents a breakdown of turnover from the Group’s continuing operations by segment and the percentage of total turnover accounted for by each segment:

	Year ended 31 December
	2006		2007
	HK$ millions	%	HK$ millions	%
Israel	9,796	54.7	11,650	57.1
Hong Kong mobile	4,199	23.4	4,775	23.4
Hong Kong fixed-line	2,406	13.4	2,436	11.9
Thailand	1,017	5.7	973	4.8
Indonesia	—	0.0	117	0.6
Others:
Ghana	130	0.7	194	1.0
Sri Lanka	124	0.7	189	0.9
Vietnam	—	0.0	40	0.2
Others	251	1.4	27	0.1

Total others:	505	2.8	450	2.2

Turnover	17,923	100.0	20,401	100.0

The following table presents a breakdown of operating expenses for the years indicated by segment and the percentage of operating expenses accounted for by each segment:

	Year ended 31 December
	2006		2007
	HK$ millions	%	HK$ millions	%
Israel	8,088	48.9	9,461	48.8
Hong Kong mobile	3,952	23.9	4,328	22.3
Hong Kong fixed-line	2,147	13.0	2,194	11.3
Thailand	1,518	9.2	1,581	8.2
Indonesia	124	0.7	743	3.8
Others:
Ghana	174	1.0	214	1.1
Sri Lanka	89	0.5	125	0.7
Vietnam	46	0.3	319	1.7
Others	412	2.5	409	2.1

Total others:	721	4.3	1,067	5.6

Operating expenses	16,550	100.0	19,374	100.0

Hutchison Telecommunications International Limited Annual Report 2007	47

Management Discussion and Analysis

The following table presents, for the years indicated, a breakdown of operating profit/(loss) by segment, impairment charges, profit on disposal of investments and others, net, and the percentage of total operating profit accounted for by each segment:

	Year ended 31 December
	2006		2007
	HK$ millions	%	HK$ millions	%
Israel	1,708	124.4	2,189	213.1
Hong Kong mobile	247	18.0	447	43.5
Hong Kong fixed-line	259	18.9	242	23.6
Thailand	(501)	(36.5)	(608)	(59.2)
Indonesia	(124)	(9.0)	(626)	(61.0)
Others:
Ghana	(44)	(3.2)	(20)	(1.9)
Sri Lanka	35	2.5	64	6.2
Vietnam	(46)	(3.4)	(279)	(27.2)
Others	(161)	(11.7)	(382)	(37.1)

Total others	(216)	(15.8)	(617)	(60.0)

Operating profit before disposal of investments and others	1,373	100.0	1,027	100.0

Impairment charge for Thailand segment	—		(3,854)

Profit on disposal of investments and others, net	44		8

Operating profit/(loss)	1,417		(2,819)

■	Israel. The Group’s Israel operations accounted for 57.1% of total turnover in 2007 compared with 54.7% of total turnover in 2006. Turnover in the Group’s Israel operations grew by 18.9% to HK$11,650 million in 2007 compared with HK$9,796 million in 2006. Turnover growth was primarily due to customer growth, especially in 3G customers, who typically have a higher ARPU, and business customers, higher average minutes of use per user and an increase in content and data revenues. This higher level of turnover was partially offset by a decrease in average revenue per minute caused by regulatory measures mandating a reduction of approximately 10% in interconnect tariffs and a new regulation restricting the Group’s ability to charge for calls directed to voice mail. The growth in turnover also benefited from favourable exchange rates for the New Israeli Shekel against the Hong Kong Dollar; in local currency terms, turnover growth was 9.0%. At the end of 2007, the Group’s Israel operations customer base increased by 7.2% to 2.9 million from 2.7 million at the end of 2006. As at 31 December 2007, the 3G customer base of the Group’s Israel operations represented 22.1% of the Group’s total customer base in Israel.

Operating expenses increased by 17.0% to HK$9,461 million in 2007 from HK$8,088 million in 2006, primarily due to higher distribution and commission expenses and increased provisions for doubtful accounts from receivables on handset sales and service revenues. In addition, there were significant expenses in respect of a retirement bonus for the former CEO of Partner Communications offset by a reduction in interconnection rates and royalty charges.

As a result of the factors discussed above, operating profit from the Group’s Israel operations increased 28.2% to HK$2,189 million in 2007, compared to HK$1,708 million in 2006.

■	Hong Kong mobile. The Group’s Hong Kong mobile operations accounted for 23.4% of total turnover in 2007, the same percentage as in 2006. Turnover from the Group’s mobile operations in Hong Kong increased by 13.7% to HK$4,775 million in 2007 from HK$4,199 million in 2006. Turnover growth was primarily due to customer growth, especially in 3G customers, and higher ARPU as a result of more 3G customers, higher data and content revenues and increased roaming revenues. The Group’s customer base in Hong Kong and Macau increased by 13.5% to 2.4 million at year-end 2007 from 2.1 million at the end of 2006. At the end of 2007, the Group had approximately 2.1 million customers in Hong Kong and 283,000 in Macau. As at 31 December 2007, the Group’s 3G customer base of 1.1 million represented 44.5% of the total customer base in Hong Kong and Macau and compared with 0.7 million at the end of 2006.

48	Hutchison Telecommunications International Limited Annual Report 2007

Management Discussion and Analysis

Operating expenses increased by 9.5% to HK$4,328 million in 2007 from HK$3,952 million 2006, due in part to the share-based payment charge related to the adjustment of the exercise price of the Company’s employee stock options subsequent to the payment of a special dividend on 29 June 2007, a portion of which was allocated to employees of the Group’s Hong Kong mobile operations. The Group’s Hong Kong mobile operations also incurred higher customer acquisition and retention costs and a corresponding increase in the amortisation of capitalised customer acquisition and retention costs. Higher network and IT operating expenses were incurred in rolling out the 3G network in Macau.

As a result of the factors discussed above, operating profit from the Group’s Hong Kong mobile operations increased by 81.0% to HK$447 million in 2007, compared to HK$247 million in 2006.

■	Hong Kong fixed-line. The Group’s fixed-line operations accounted for 11.9% of total turnover in 2007, compared with 13.4% in 2006. Turnover in Hong Kong fixed-line operations increased 1.2% to HK$2,436 million in 2007 from HK$2,406 million in 2006. The Group’s fixed-line operations in Hong Kong are grouped into three segments: international and carrier business, corporate and business market, and residential market. During 2007, all three of these segments experienced growth in turnover.

Operating expenses increased by 2.2% to HK$2,194 million in 2007 from HK$2,147 million in 2006, due in part to the share-based payment charge related to the adjustment of the exercise price of the Company’s employee stock options subsequent to the payment of a special dividend on 29 June 2007, a portion of which was allocated to employees of the Group’s Hong Kong fixed-line operations. The Group’s Hong Kong fixed-line operations also incurred higher outsourcing costs associated with network outsourcing activities and an increase in the amortisation charge of capitalised costs as a result of a change in the estimated customer contract life.

As a result of the factors discussed above, operating profit from the Group’s Hong Kong fixed-line operations decreased by 6.6% to HK$242 million in 2007 from HK$259 million in 2006.

■	Thailand. The Group’s Thailand operations accounted for 4.8% of total turnover in 2007, compared with 5.7% in 2006. Turnover in the Group’s Thailand operations decreased to HK$973 million in 2007 from HK$1,017 million in 2006. The decrease in turnover was mainly a result of the change in customer mix towards more prepaid customers and a decline in blended ARPU. As at 31 December 2007, the Group’s Thailand operations’ customer base had risen to 978,000, an increase of 34.3% compared with 728,000 at the end of 2006. The increase in customer base was due to a 45.3% increase in prepaid customers and a 19.6% increase in postpaid customers. At the end of 2007, the Group’s prepaid customer base represented 62.0% of the Group’s total customer base in Thailand, compared to 57.3% at the end of 2006. Prepaid customers generally have lower ARPU than postpaid customers.

Operating expenses increased by 4.2% to HK$1,581 million in 2007 from HK$1,518 million in 2006, primarily due to the appreciation of the Thai Baht and increases in outsourcing and advertising costs, as well as higher customer acquisition and retention costs. During the second half of 2007, the Group’s Thailand operations took a provision of HK$60 million in respect of certain flow-through charges for regulatory licence fees levied on CAT Telecom and which CAT Telecom passed on to the Group.

The operating loss from the Group’s Thailand operations was HK$4,462 million in 2007, compared to HK$501 million in 2006. The loss was primarily a result of an impairment charge of HK$3,854 million that the Company recognised in 2007, relating to its non-current assets in Thailand in accordance with IAS 36.

■	Indonesia. The Group’s launched operations in Indonesia in the first half of 2007 and recorded turnover of HK$117 million for the year. The Group’s customer base in Indonesia grew to 2.0 million by the end of 2007, with more than 99.8% of the customer base in the prepaid segment. The Group’s business in Indonesia is still in the initial expansion phase, where it is working to expand service coverage and is offering heavily discounted promotions to support initial growth in the customer base.

Hutchison Telecommunications International Limited Annual Report 2007	49

Management Discussion and Analysis

Operating expenses increased to HK$743 million in 2007 from HK$124 million in 2006. With the launch of operations, the Group commenced recognising depreciation and amortisation expenses, which amounted to HK$151 million in 2007. Depreciation expenses were recognised on the network and other assets and amortisation expenses were recorded in respect of the 3G licence, which has been capitalised under IAS 32 “Financial Instruments: Presentation” as an intangible asset and was amortised on a straight line basis over the life of the licence. In addition, the Group’s Indonesia operations incurred costs resulting from the first year of operations since the date of launch in 2007, including higher rental and transmission costs for base station sites, higher market and advertising costs associated with the launch of the service, and higher sales and distribution costs, including costs associated with customer acquisition and subsidies.

Operating loss from the Group’s Indonesia operations increased to HK$626 million in 2007 from HK$124 million in 2006. These losses were primarily a result of costs related to the launch of service in 2007.

■	Other operations.

Ghana. Turnover in the Group’s Ghana operations increased by 49.2% to HK$194 million in 2007 from HK$130 million in 2006. The strong growth for the year was mainly driven by the growth in the customer base, which more than offset lower ARPU. The Group’s Ghana operations’ customer base increased to approximately 289,000 at the end of 2007, 44.5% higher than the customer base of approximately 200,000 at the end of 2006, mainly due to improvements in the quality of handsets the Group offered and its implementation of new marketing strategies. The lower ARPU was primarily a result of declining minutes of use per user.

Operating expenses were HK$214 million in 2007, a 23.0% increase from HK$174 million in 2006. The growth in operating costs was partially due to higher network and operating costs as a result of the increase in the size of its network, higher marketing and advertising costs and higher customer acquisition costs, as well as higher general and administrative expenses.

As a result of the factors discussed above, operating losses from the Group’s Ghana operations decreased by 54.5% to HK$20 million in 2007 from HK$44 million in 2006.

Sri Lanka. Turnover increased 52.4% to HK$189 million in 2007 from HK$124 million in 2006. The growth was driven by a 104.1% increase in the Group’s Sri Lanka operations’ customer base to 1.1 million compared with 559,000 in 2006. The higher number of customers was offset in part by a decline in ARPU in 2007, mainly due to lower minutes of use per user. The decline in minutes of use per user was primarily due to the imposition of a mobile service levy, as well as high inflation in Sri Lanka during 2007.

The Group’s Sri Lanka operations recorded operating expenses of HK$125 million in 2007, a 40.4% increase over operating costs of HK$89 million in 2006. The increase in operating expenses was primarily a result of increased costs associated with customer acquisitions and a value added tax charge for promotional discounts of HK$6.5 million, which represented 5.2% of the Group’s Sri Lanka operations’ total operating costs.

As a result of the factors discussed above, operating profit from the Group’s Sri Lanka operations increased by 82.9% to HK$64 million in 2007 from HK$35 million in 2006.

Vietnam. The Group launched its Vietnam operations in the first half of 2007 and recorded turnover of HK$40 million for the year. During the second half of the year, the Group applied to change its operating licence in order to switch from CDMA to GSM service. The Group was granted an Investment Certificate from the People’s Committee of Hanoi City on 8 March 2008 permitting the Group’s Vietnam operations, HT Mobile, to convert its CDMA network to GSM. The Investment Certificate is for a period of 15 years and contains a rollout requirement to have 3,000 base station tower sites by March 2009.

The Group thereby experienced a slow-down in customer acquisition and promotional activity in the second half of 2007 due to the application to change operating licence and to severe competition. As at 31 December 2007, the Group’s Vietnam operations had a customer base of 152,000 users, of which 93.4% were prepaid customers.

50	Hutchison Telecommunications International Limited Annual Report 2007

Management Discussion and Analysis

Operating expenses increased to HK$319 million in 2007 from HK$46 million in 2006. With the launch of operations in 2007, the Group’s Vietnam operations commenced the recognition of depreciation and amortisation expenses, which amounted to HK$51 million in 2007. In addition, the Group’s Vietnam operations incurred costs resulting from the first year of operations since the date of launch in 2007, including higher rental and transmission costs for base station sites, higher market and advertising costs, and higher sales and distribution costs, including costs associated with customer acquisition and handset subsidies.

Operating loss from the Group’s Vietnam operations increased to HK$279 million in 2007 from HK$46 million in 2006. These losses were primarily a result of costs related to the launch of service in 2007.

Others. Turnover in the Group’s other operations decreased to HK$27 million in 2007 from HK$251 million in 2006. In 2007, other operations primarily included the results of the Company’s subsidiary PowerCom Network Hong Kong Limited. In 2006, other operations also included the results of Vanda IT Solutions & Systems Management Limited (“Vanda IT Solutions”), which the Group sold in 2006. The sale of Vanda IT Solutions in 2006 was the primary reason for the decline from 2006 to 2007.

The Group’s other operating expenses decreased slightly to HK$409 million from HK$412 million in 2006. The primary component of the Group’s other operating expenses was a share-based payment charge related to the adjustment of the exercise price of the Company’s employee stock options subsequent to the payment of a special dividend of HK$6.75 per share on 29 June 2007.

As a result of the factors discussed above, operating loss from the Group’s other operations increased to HK$382 million in 2007 from HK$161 million in 2006.

Liquidity and Capital Resources

Requirements

The Group’s liquidity and capital requirements relate principally to the following:

■	capital expenditures for the build-out and expansion of networks in the markets where the Group operates, including purchases of fixed assets and licences; this includes the substantial expenditures for its rollout of operations in Indonesia and Vietnam;

■	costs and expenses relating to the operation of the businesses, including ongoing costs related to network operations, sales and distribution expenses and customer services;

■	payments of the principal and interest on debt and dividends;

■	costs associated with the Group’s expansion of operations into any new markets in which it may decide to invest.

As at 31 December 2007, the Group had net cash of HK$25,591 million compared to net debt of HK$37,369 million as at 31 December 2006. This net cash position as at 31 December 2007 was composed of gross debt of HK$11,020 million and cash and cash equivalents of HK$36,611 million.

Hutchison Telecommunications International Limited Annual Report 2007	51

Management Discussion and Analysis

Capital expenditure

The Group’s total capital expenditure for continuing operations was HK$5,436 million in 2007 compared to HK$3,930 million in 2006, an increase of 38.3%. The increase was primarily due to increased expenditures in Indonesia and Vietnam in connection with the launch of its networks in those two countries in 2007, as well as the launch of 3G services in Macau. The following table sets forth the Group’s capital expenditure by segment for the years indicated:

	Capital expenditure on fixed assets Year ended 31 December		Capital expenditure on other intangible assets Year ended 31 December
	2006 HK$ millions	2007 HK$ millions	2006 HK$ millions	2007 HK$ millions
Israel	848	985	1	1
Hong Kong mobile	284	475	453	567
Hong Kong fixed-line	466	463	32	35
Thailand	112	41	—	—
Indonesia	172	1,794	1,341	79
Others:
Vietnam	155	799	—	—
Sri Lanka	53	184	—	—
Ghana	10	12	—	—
Others	3	1	—	—

Total others:	221	996	—	—

Total	2,103	4,754	1,827	682

Capital expenditure on fixed assets

In 2007, the Group’s capital expenditure on fixed assets increased to HK$4,754 million, from HK$2,103 million in 2006, representing an increase of 126.1%. The increase in capital expenditure on fixed assets was mainly for expansion in the Group’s new markets of Indonesia and Vietnam. Capital expenditure in Indonesia increased to HK$1,794 million from HK$172 million in 2006 as a result of the rapid expansion of its network in 2007. Capital expenditure in Vietnam increased to HK$799 million from HK$155 million in 2006 as a result of the rapid expansion of its network in 2007. The Group’s networks in both Indonesia and Vietnam are being built under turnkey contracts under which payments are linked to the achievement of certain milestones set out in the relevant network supply contract. A significant amount of capital expenditures on fixed assets that were completed during 2007 have not been reflected in the Company’s consolidated accounts because the milestones specified in the contract were not reached by the end of the year. Consequently, capital expenditure figures did not fully reflect the progress of the underlying network rollout in Indonesia and Vietnam. Capital expenditure in Israel increased in part in connection with the continued build-out of Partner Communications’ transmission network. The increase in capital expenditure on fixed assets in Hong Kong mobile operations mainly reflected the capital expenditure incurred for the rollout of the 3G network in Macau.

Capital expenditure on other intangible assets

Capital expenditure on other intangible assets was comprised mainly of telecommunications licences, customer acquisition and retention costs, and costs associated with brand building and expanding the Group’s customer base.

In 2007, the Group’s capital expenditure on other intangible assets decreased 62.7% to HK$682 million from HK$1,827 million in 2006. The decrease was mainly due to the capitalisation of telecommunications licences, which decreased to HK$79 million in 2007 from HK$1,341 million in Indonesia in 2006. In 2006, the Group’s capital expenditure on other intangible assets represented an initial recognition of the net present value of telecommunications licences, principally in Indonesia, whereas in 2007 it represented only interest capitalisation. The decrease in capitalisation charges to licences was offset in part by an increase in customer acquisition and retention costs to HK$602 million from HK$485 million in 2006 from the Group’s Hong Kong mobile and Hong Kong fixed-line operations.

52	Hutchison Telecommunications International Limited Annual Report 2007

Management Discussion and Analysis

In 2008, the Group will continue to invest in Indonesia and Vietnam to further strengthen its position in these markets. The Group expects its capital expenditure requirements for 2008 to be approximately HK$7,000 million, comprised principally of the following:

■	approximately HK$3,000 million to HK$4,000 million in Indonesia for continued network expansion;

■	approximately HK$1,500 million in Vietnam for network expansion; and

■	the remainder in Hong Kong and Israel on their 3G networks and other network expansion.

Cash balances and outstanding debt

The Group’s net cash balance was HK$25,591 million as at 31 December 2007, comprising cash and cash equivalents of HK$36,611 million and borrowings of HK$11,020 million. The following table presents a breakdown by segment of cash and cash equivalents, borrowings and total debt as at 31 December 2007:

	As at 31 December 2007
	Total debt HK$ millions	Cash and cash equivalents HK$ millions	Net cash/ (debt) HK$ millions
Hong Kong and Macau:
Mobile telecommunications	(4,600)	129	(4,471)
Fixed-line telecommunications	(4)	141	137
Israel	(4,119)	300	(3,819)
Thailand	(404)	43	(361)
Indonesia	(1,808)	754	(1,054)
Others	(85)	35,244	35,159

Total	(11,020)	36,611	25,591

The Group’s cash and cash equivalents were denominated as a percentage of its total cash and cash equivalents at 31 December 2007 as follows:

HK$	USD	NIS	THB	Others	Total
0.6%	98.3%	0.8%	0.1%	0.2%	100.0%

For the period from 8 May 2007 to 29 June 2007 the Group’s average cash balance was HK$76.9 billion. Following the payment of the special dividend on 29 June 2007 and the repayment of bank loans in Thailand and Hong Kong, the Group’s average cash balance for the period to the end of the year reduced to HK$36.6 billion. At the year end the closing cash balance held in treasury operations was HK$35.1 billion.

The Group maintains a passive treasury policy, investing with prime banks principally in short duration money market deposits primarily in US Dollar. Risk on these deposits is managed under concentration limits which take account of banks’ current short and medium term credit-rating profile. The Group has no exposure to sub prime mortgages, collateralised debt obligations or other structured products.

As at 31 December 2007, the Group’s total gross debt decreased by 72.0% to HK$11,020 million from HK$39,417 million as at 31 December 2006. As at 31 December 2006 and 2007, the ratio of the Group’s total gross debt to total assets was 49.4% and 14.4%, respectively. The Group’s total debt and the ratio of the Group’s total debt to total assets decreased as a result of the completion of the sale of CGP in 2007. As a result of the transfer to Vodafone of HK$15,600 million in loan balances in connection with the sale of CGP and the repayment of other debt, the Group’s total debt was reduced by HK$28,397 million during 2007.

During 2007, the Group sold its interest in CGP for a consideration of US$11.1 billion (HK$86.6 billion), which, after costs and expenses, resulted in a cash inflow of HK$84.9 billion. Part of the proceeds of the sale were used to retire debt amounting to HK$14.8 billion at the Company’s corporate office, Hong Kong fixed-line operations and Thailand operations, pay a special dividend of HK$32.2 billion and pay other costs and expenses. The remainder of the cash from the sale of CGP is held by the Company at the parent company level and overseen by its treasury operations. As at 31 December 2007, the Group’s treasury operations managed cash and cash equivalents of HK$35.1 billion.

Hutchison Telecommunications International Limited Annual Report 2007	53

Management Discussion and Analysis

As at 31 December 2007, 46.1%, or HK$5,083 million, of the Group’s total borrowings were repayable within one year, primarily at the Group’s Hong Kong mobile operations, compared with 40.7% of its total borrowings, or HK$16,048 million, as at 31 December 2006.

The Group expects to meet its current and future financing needs primarily through retained cash, cash flow from its operating activities and borrowings by its subsidiaries from banks based on guarantees and/or pledges provided by the Company.

The following table presents information regarding the Group’s outstanding bank loans and other interest-bearing third-party borrowings and debentures as at 31 December 2007 by segment.

Segment	Fixed/floating Interest rate	Maturity	Currency	Committed facility HK$ millions		Current portion HK$ millions	Non-current portion HK$ millions	Total HK$ millions
Israel	Fixed	Apr 2009	USD	20	(1)	13	7	20
	Floating	Sep 2009 - Mar 2012	NIS	5,288	(2)	34	4,065	4,099

Hong Kong mobile	Fixed	Dec 2008	USD	551	(1)	551	—	551
	Floating	May 2008	HKD	6,000		4,049	—	4,049

Hong Kong fixed-line	Fixed	Jan 2014	HKD	4		4	—	4

Thailand	Floating	Aug 2008 - Sep 2008	THB	417		309	—	309
	Floating	Mar 2010	USD	120		38	57	95

Indonesia	Floating	Apr 2009	USD	3,510		—	1,808	1,808

Others	Floating	Jan 2008	HKD	—		85	—	85

Total				15,910		5,083	5,937	11,020

Notes:

1.	Includes finance lease obligations as at 31 December 2007.
2.	Includes floating rate notes as at 31 December 2007.

The following tables present the Group’s outstanding bank loans and other interest-bearing third-party borrowings by segment, as well as information regarding maturities and interest expenses, for the years ended 31 December 2006 and 2007 in respect of such debt:

	As at and for the year ended 31 December 2006
Segment	Current portion HK$ millions	Non-current portion HK$ millions	Total borrowings HK$ millions	Interest expenses HK$ millions
Israel	75	4,205	4,280	187
Hong Kong mobile	—	5,090	5,090	200
Hong Kong fixed-line	2	5,190	5,192	8
Thailand	8,587	94	8,681	504
Indonesia	—	407	407	36
Others	80	(26)	54	299

Total for continuing operations	8,744	14,960	23,704	1,234
Discontinued operations	7,304	8,409	15,713	1,050

Total	16,048	23,369	39,417	2,284

54	Hutchison Telecommunications International Limited Annual Report 2007

Management Discussion and Analysis

	As at and for the year ended 31 December 2007
Segment	Current portion HK$ millions	Non-current portion HK$ millions	Total borrowings HK$ millions	Interest expenses HK$ millions
Israel	47	4,072	4,119	283
Hong Kong mobile	4,600	—	4,600	216
Hong Kong fixed-line	4	—	4	123
Thailand	347	57	404	320
Indonesia	—	1,808	1,808	61
Other	85	—	85	14

Total for continuing operations	5,083	5,937	11,020	1,017
Discontinued operations	—	—	—	672

Total	5,083	5,937	11,020	1,689

As at 31 December 2007, total borrowings of HK$182 million (compared with HK$8,042 million as at 31 December 2006) were guaranteed by members of the Hutchison Whampoa group in respect of loans to the Group’s Thailand operations only. Under the terms of a credit support agreement between the Company and Hutchison Whampoa group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of Hutchison Whampoa Limited and its related companies in respect of such guarantees for so long as there remains a guarantee liability. The total amount of fees paid to the Hutchison Whampoa group in 2007 in respect of these borrowings was HK$54 million (compared with HK$95 million as at 31 December 2006).

As at 31 December 2007, fixed assets and current assets of certain subsidiaries were used as collateral for certain of the Group’s borrowings. As at 31 December 2007, these fixed assets had a carrying value of HK$4,971 million, compared with HK$27,603 million as at 31 December 2006. As at 31 December 2007, these current assets had a carrying value of HK$2,398 million, compared with HK$30,077 million as at 31 December 2006. As at 31 December 2007, the Group had total current borrowings of HK$5,083 million and total non-current borrowings of HK$5,937 million, compared to HK$16,048 million and HK$23,369 million, respectively, as at 31 December 2006. HK$4,600 million of the Group’s current borrowings were secured as at 31 December 2007, compared to HK$6,594 million as at 31 December 2006. HK$1,807 million of the Group’s non-current borrowings as at 31 December 2007 were secured, compared to HK$18,249 million as at 31 December 2006.

During 2007, the Group provided inter-company loans to the Group’s Thailand operations in US Dollar totaling HK$9,327 million to fully repay six outstanding commercial loan facilities with international lenders. In December 2006, the Bank of Thailand imposed unremunerated reserve requirements on the conversion of foreign currency to Thai Baht, subsequently removed on 3 March 2008. This affected the Group’s ability to freely convert the US Dollar proceeds into Thai Baht. To receive exemption from the unremunerated reserve requirement imposed on conversion of foreign currency loan proceeds into Thai Baht, the Group entered into foreign exchange swap contracts with various banks in Thailand. As at 31 December 2007, the Group had US$1,095 million, or HK$8,539 million, outstanding under these foreign exchange swap contracts where the Group has commitments to sell Thai Baht and buy US Dollar at pre-agreed rates.

Capital resources

As at 31 December 2007, the Group had net current assets of HK$28,638 million compared to net current liabilities of HK$17,268 million as at 31 December 2006. The change from a net current liability position in 2006 to a net current asset position in 2007 was primarily attributable to an increase in cash and cash equivalents of HK$34,563 million and a decrease in current borrowings of HK$10,965 million, primarily as a result of its sale of CGP.

Hutchison Telecommunications International Limited Annual Report 2007	55

Management Discussion and Analysis

The following table sets out the Group’s major inflows/(outflows) of cash flows:

	For the year ended 31 December
	2006	2007
	HK$ millions	HK$ millions
Cash flows from operating activities
Continuing operations:
Loss before taxation	(170)	(2,535)
Adjustments for:
- Interest and other finance costs, net	1,586	(284)
- Non-cash items	3,973	8,373
- Profit on disposal of investments and others, net	(44)	(8)
- Share of results of associates	1	—
- Changes in working capital	(1,276)	(607)

Cash generated from continuing operations	4,070	4,939
Interest and other finance costs, net, and taxes paid	(2,010)	53

Net cash generated from operating activities of continuing operations	2,060	4,992

Discontinued operations:
Cash generated from discontinued operations	4,459	782
Interest and other finance costs, net, and taxes paid	(1,005)	(786)

Net cash generated from/(used in) operating activities of discontinued operations	3,454	(4)

Net cash generated from operating activities	5,514	4,988

Cash flows from investing activities
Continuing operations:
Net purchases and disposals of fixed assets	(1,860)	(2,509)
Additions to customer acquisition and retention costs, additions to prepaid capacity and maintenance, advance payments for network rollout and increase in long-term deposits	(705)	(1,788)
Upfront and fixed periodic payments for telecommunications licences	(227)	(296)
Purchase of transmission business	(124)	—
Proceeds from disposal of subsidiaries, net of cash disposed of	2	—

Net cash used in investing activities of continuing operations	(2,914)	(4,593)

Discontinued operations:
Cash used in investing activities	(12,170)	(4,697)
Proceeds from disposal of subsidiaries, net of cash disposed of	—	83,185

Net cash (used in)/generated from investing activities of discontinued operations	(12,170)	78,488

Net cash (used in)/generated from investing activities	(15,084)	73,895

Cash flows from financing activities
Continuing operations:
Net cash generated from/(used in) financing activities and decrease in restricted cash	439	(14,045)
Proceeds from exercise of share options	194	237
Dividend paid to the Company’s shareholders	—	(32,234)
Net cash flows (to)/from minority shareholders	(259)	14

Net cash generated from/(used in) financing activities of continuing operations	374	(46,028)

Discontinued operations:
Net cash generated from financing activities of discontinued operations	8,808	1,708

Net cash generated from/(used in) financing activities	9,182	(44,320)

(Decrease)/Increase in cash and cash equivalents	(388)	34,563

56	Hutchison Telecommunications International Limited Annual Report 2007

Management Discussion and Analysis

The Group’s net cash generated from operating activities in 2007 was HK$4,988 million, 9.5% lower than the HK$5,514 million in 2006. In 2007, the Group’s net cash generated from operating activities of continuing operations was HK$4,992 million and the Group’s net cash used in operating activities of discontinued operations was HK$4 million. In 2006, the Group’s net cash generated from operating activities of continuing operations was HK$2,060 million, and the Group’s net cash generated from operating activities of discontinued operations was HK$3,454 million.

The Group’s net cash generated from operating activities of continuing operations was HK$4,992 million in 2007, compared with HK$2,060 million in 2006. In 2007, the Group’s cash generated from continuing operations was primarily a result of its loss before taxation of HK$2,535 million, as positively adjusted for non-cash and other items of HK$7,474 million, including primarily an impairment charge for the Group’s Thailand operations, depreciation and amortisation charges and share-based payment charges related to the adjustment of the exercise price of employee stock options, offset in part by a decrease in working capital, which resulted in cash generated from continuing operations of HK$4,939 million. This amount was also positively adjusted by the Group’s net interest and other finance costs and taxes paid of HK$53 million. In 2006, the Group’s net cash generated from continuing operations of HK$2,060 million was primarily a result of its loss before taxation of HK$170 million, as positively adjusted for non-cash and other items of HK$4,240 million, including primarily those related to depreciation and amortisation, which resulted in cash generated from continuing operations of HK$4,070 million. This amount was reduced by the Group’s net interest and other finance costs and taxes paid from continuing operations of HK$2,010 million.

Net cash used in operating activities of discontinued operations was HK$4 million in 2007, compared to net cash generated from operating activities of discontinued operations of HK$3,454 million in 2006. This difference was primarily as a result of the amounts for 2006 including full-year results for the Group’s India operations, while the amounts for 2007 include only partial year results for 2007 as a result of its sale of CGP in May 2007. The Group’s net cash generated from operating activities of discontinued operations in 2007 was a result of cash generated from discontinued operations of HK$782 million, negatively adjusted by net interest and other finance costs and taxes paid of HK$786 million. The Group’s net cash generated from operating activities in 2006 was a result of cash generated from discontinued operations of HK$4,459 million, negatively adjusted by net interest and other finance costs and taxes paid of HK$1,005 million.

The Group’s net cash generated from investing activities was HK$73,895 million in 2007, compared with net cash used in investing activities of HK$15,084 million in 2006. The net cash generated from investing activities in 2007 consisted mainly of the proceeds of HK$83,185 million from the Group’s sale of CGP, which was offset in part by factors including cash used in investing activities of discontinued operations of HK$4,697 million and cash used in investing activities of continuing operations of HK$4,593 million. In 2006, net cash used in investing activities was HK$15,084 million, primarily as a result of the Group’s cash used in investing activities of discontinued operations of HK$12,170 million, which related primarily to net capital expenditures on fixed assets, and net cash used in investing activities of continuing operations of HK$2,914 million, which related primarily to the purchase of fixed assets.

The Group’s net cash used in financing activities in 2007 was HK$44,320 million, compared with net cash generated from financing activities of HK$9,182 million in 2006. The cash outflow in 2007 was mainly attributable to the payment of a special dividend of HK$32,234 million and a net decrease in loans of HK$14,045 million. In 2006, the Group’s net cash generated from financing activities was primarily attributable to cash generated from financing activities of discontinued operations of HK$8,808 million, which related primarily to loans taken out by subsidiaries of CGP to fund network build-out and capital contributions made by minority shareholders to a subsidiary of CGP.

The increase in the Group’s cash and cash equivalents in 2007 was HK$34,563 million, compared to a decrease in cash and cash equivalents of HK$388 million in 2006.

Hutchison Telecommunications International Limited Annual Report 2007	57

Management Discussion and Analysis

Contractual obligations

The following table sets forth selected information regarding the Group’s contractual obligations to make future payments as at 31 December 2007:

		Payments due within
	Total	1 year	1 – 3 years	3-5 years	After 5 years
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Purchase obligations	8,018	7,820	198	—	—
Operating lease obligations	3,168	980	929	453	806
Borrowings	11,020	5,083	4,233	1,704	—
Interest on borrowings(1)	792	426	315	51	—
Licence fees liabilities	2,866	577	703	681	905

Total contractual obligations	25,864	14,886	6,378	2,889	1,711

1.	Interest on borrowings comprised the amount of interest to be accrued at interest rates of between 4.2% to 7.5%.

The Group’s purchase obligations primarily relate to obligations to acquire fixed assets, pursuant mainly to network supply agreements. As at 31 December 2007, 60% of the Group’s purchase obligations related to the acquisition of fixed assets for the Group’s Indonesia and Vietnam operations for the rollout of the networks in those countries and for an agreement entered into by Partner Communications related to the replacement of third party equipment and network support and maintenance of its 3G operations.

Operating lease obligations relate to the leases on land and buildings and other assets, of which 86% represented obligations to rent on land and buildings as at 31 December 2007.

Borrowings represent the Group’s total gross debt as at 31 December 2007. See “—Liquidity and Capital Resources—Cash balances and outstanding debt.”

Interest on borrowings represents future interest charges on committed debt obligations. These obligations are both fixed-rate and floating-rate contracts. For the Group’s floating rate commitments, the Group has assumed that the floating interest rate is the prevailing market rate on 31 December 2007. The Group has the right to prepay the loans under the terms of most of its outstanding loan agreements.

Licence fees liabilities relate primarily to the Group’s Indonesia and Thailand operations and, to a lesser extent, Hong Kong. In Indonesia and Hong Kong, the 3G licences, which have been capitalised under IAS 32 as intangible assets, are amortised on a straight-line basis over the life of those licences. In Thailand the minimum guaranteed revenue share payable to CAT Telecom has been capitalised under IAS 32 and amortised on a straight-line basis.

Off-balance sheet arrangements

In addition to the contractual obligations discussed above, the Group had certain other commitments that could require the Group to make payments in the future. These commitments are not included in the Company’s consolidated balance sheet.

As at 31 December 2007, the Group had contingent liabilities in respect of performance guarantees of HK$60 million. The performance guarantees principally related to guarantees that had been given prior to the disposal of Vanda IT Solutions in July 2006 in favour of counterparties of Vanda IT Solutions and its affiliates under various financing and equipment purchase transactions entered into by them. The Group is not aware of any circumstance that would require the Group to perform under these guarantees, which has been counter-indemnified by the purchaser of Vanda IT Solutions, which is a member of the Hutchison Whampoa group.

58	Hutchison Telecommunications International Limited Annual Report 2007

Management Discussion and Analysis

In October 2001, the Company’s subsidiary in Hong Kong was issued a 3G licence with a duration of 15 years. For the first five years of the term of the licence, fixed annual licence fees were payable. Beginning from the sixth year of the licence, variable licence fees are payable, with such payments equal to the greater of (1) 5% of network turnover in respect of the relevant year; or (2) a specified minimum licence fee in respect of the relevant year. The net present value of the minimum fee has already been recorded in the Company’s accounts as licence fees liabilities. Under the terms of the licence, the actual amount due could be greater than the amount recorded.

The Company’s subsidiary in Israel, Partner Communications, is committed to pay royalties to the Government of Israel based on its “income from cellular services,” as defined in the “Telecommunications (Royalties) Regulations, 2001”, which includes all kinds of income of Partner Communications from the provision of telecommunications services under the licence—including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications licence and deducting bad debts, payments to another communication licencee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators has been reduced annually by 0.5% since 1 January 2006 and will continue to be reduced until it reaches 1%. In 2007, the royalty rate was 2.5%.

The Group are required under the relevant shareholders’ agreements relating to the interests in the Group’s operating companies in Thailand to provide funding for operating expenses and capital expenditures of the operating companies or the intermediary holding companies through which the Group holds the interests in these operating companies. To date, the Group has met these funding obligations primarily by direct funding through shareholders’ loans.

Factors Affecting the Group’s Results of Operations

Planned disposal of Ghana

On 17 January 2008, Hutchison Telecommunications International (Cayman) Holdings Limited, a wholly owned subsidiary of the Company, entered into an agreement to sell all of the direct and indirect equity and loan interests and intellectual property held through subsidiaries, in Kasapa Telecom Limited, the Ghana operations, to EGH International Limited, for a cash consideration of HK$583.5 million.

The Group’s results and operations will be only marginally affected by this disposal. During 2007, the Group’s Ghana operations represented 1.0% of its total turnover and 1.1% of its total operating expenses.

Market Risk Hedging and Derivatives

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to the Group’s financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in currencies other than Hong Kong Dollar. The Group is also subject to exchange rate risks with respect to its operations and investments outside Hong Kong. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for trading or speculative purposes.

Hutchison Telecommunications International Limited Annual Report 2007	59

Management Discussion and Analysis

(i)	Foreign currency exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

For overseas subsidiaries and associates and other investments, which consist of non-HK Dollar and non-US Dollar assets, the Group generally endeavours to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, the Group may not borrow in the local currency and may instead monitor the development of the businesses’ cashflow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings. Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimised using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist.

During the year, the HK Dollar weakened against the currencies of most of those countries where the Group has overseas operations. This gave rise to an exchange gain of HK$749 million (2006: HK$64 million) on translation of these operations’ net assets to the Group’s Hong Kong Dollar reporting currency, which was reflected as a movement in the Group’s reserves. The gain included exchange gains of HK$1,339 million, mainly for the India operations and offset by an unrealised exchange loss relating to our Thailand operations amounting to HK$511 million, taking the accumulated unrealised translation loss for the Thailand operations to HK$1,113 million as at 31 December 2007.

(ii)	Interest rate exposure

The Group’s main interest risk exposures relate to its borrowings which bear interest at floating rates. The Group manages its interest rate exposure with a focus on reducing the Group’s overall cost of debt and exposure to changes in interest rates. When considered appropriate, the Group uses a combination of interest rate swaps and forward rate agreements to manage its long-term interest rate exposure and exposure to short-term interest rate volatility respectively.

The following table summarises the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of the Group’s current and non-current liabilities as at 31 December 2007 that are sensitive to exchange rates or interest rates. Data presented below includes bank loans and other third party borrowings:

	31 December 2007 Maturities						31 December 2007
	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
	(HK$ in millions except rates)
Local currency:
Hong Kong Dollars:
Fixed rate	4	—	—	—	—	—	4	3
Average weighted rate(1)	7.5%	—	—	—	—	—	7.5%	7.5%
Variable rate	4,134	—	—	—	—	—	4,134	4,134
Average weighted rate(1)	5.09%	—	—	—	—	—	5.09%	5.09%
Sub-total	4,138	—	—	—	—	—	4,138	4,137

Foreign currency:
Thai Baht:
Variable rate	309	—	—	—	—	—	309	309
Average weighted rate(1)	4.92%	—	—	—	—	—	4.92%	4.92%
Sub-total	309	—	—	—	—	—	309	309

New Israeli Shekel:
Variable rate	34	1,005	1,356	1,363	341	—	4,099	4,198
Average weighted rate(1)	5.61%	4.25%	4.25%	4.25%	4.25%	—	4.26%	4.26%
Sub-total	34	1,005	1,356	1,363	341	—	4,099	4,198

US Dollars:
Fixed rate	564	7	—	—	—	—	571	571
Average weighted rate(1)	5.87%	7.25%	—	—	—	—	5.89%	5.89%
Variable rate	38	1,846	19	—	—	—	1,903	1,902
Average weighted rate(1)	4.24%	6.40%	4.24%	—	—	—	6.34%	6.34%
Sub-total	602	1,853	19	—	—	—	2,474	2,473

Total	5,083	2,858	1,375	1,363	341	—	11,020	11,117

(1)	Weighted average rates of the portfolio at the year end.

60	Hutchison Telecommunications International Limited Annual Report 2007

Management Discussion and Analysis

Critical Accounting Policies

The preparation of accounts often requires the selection of specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in the Company’s consolidated balance sheet, the turnover and expenses in the Company’s consolidated profit and loss account and the information that is contained in the significant accounting policies and notes to the Company’s accounts. The Group management continually evaluated its estimates and judgments and are based on historical experience and other factors, including expectations of future events that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

The Group believes that the following are some of the more critical judgment areas in the application of the Company’s accounting policies under IFRS that affect its reported financial condition and results of operations. For a further discussion of the application of these and other accounting policies, see Note 3 to the Company’s consolidated accounts.

Long-lived Assets

The Group has substantial investments in tangible and intangible long-lived assets, primarily the Group’s mobile and fixed-line telecommunications network equipment and licences. Changes in technology or changes in its intended use of these assets may cause the estimated period of use or value of these assets to change.

Assets that have an indefinite useful life are not subject to amortisation and are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Group continually monitors its businesses, markets and business environments and makes judgments and assessments about whether such an event has occurred. An impairment loss is recognised with respect to an asset to the extent that the carrying amount cannot be recovered either by selling the asset or from the discounted future earnings from operating the asset. The impairment charge is recognised in the Company’s consolidated income statement.

Management judgment is required in the area of asset impairment, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset, using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations.

Goodwill

Under IFRS, goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired subsidiary company or associated company at the date of acquisition. Goodwill on acquisition is reported in the Company’s consolidated balance sheet as a separate asset or, as applicable, included within investment in associated company. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The Group allocates goodwill to each business segment in each country in which it operates.

Hutchison Telecommunications International Limited Annual Report 2007	61

Management Discussion and Analysis

Deferred Taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the Company’s consolidated accounts. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

The Group has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carryforwards. As at 31 December 2007, the Group had recognised HK$376 million in deferred tax assets.

Income Taxes

The Group is subject to income taxes in jurisdictions in which it operates. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination was made.

Depreciation of Fixed Assets

The Group’s business is capital intensive. Depreciation of operating assets constitutes a substantial operating cost for the Group. The cost of the Group’s fixed assets, principally telecommunications and network equipment, is charged to depreciation expense over their estimated useful lives. The Group depreciates its telecommunications and network equipment using the straight-line method over their estimated useful lives. The Group periodically reviews changes in its technology and industry conditions, asset retirement activity and salvage values to determine adjustments to estimated remaining useful lives and depreciation rates.

Actual economic lives may differ from the Group’s estimated useful lives. Periodic reviews could result in a change in the Group’s depreciable lives and therefore the Group’s depreciation expense in future years.

Amortisation of Telecommunications Spectrum Licences

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time through annual minimum fees plus a variable portion depending on the future revenues from the services. The discounted value of the fixed portion of annual licence fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use, are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence.

Interest is accreted on the fixed annual fees and charged to interest expenses. Variable portion of licence fees are recognised as period costs.

Amortisation of Telecommunications Customer Acquisition and Retention Costs

Costs to acquire or retain mobile telecommunication customers, which are primarily postpaid 3G customers, pursuant to a contract with early termination penalties are in some cases capitalised and amortised over the minimum enforceable contractual period, which is generally a period of 18-24 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition or retention costs are written off in the period in which the customer churns.

62	Hutchison Telecommunications International Limited Annual Report 2007

Management Discussion and Analysis

Revenue Recognition

The Group’s postpaid and prepaid revenues are generated based on tariff plans. Postpaid revenues are recognised upon delivery of services and when collectibility is reasonably assured, and prepaid revenues are recognised based on the prepaid billing system when the services have been used by the prepaid customers or when the services periods have expired.

Revenues and related expenses associated with the sale of wireless handsets and accessories are recognised when the products are delivered and accepted by the distributors or dealers, or directly by customers when it is considered to be a separate earnings process from the sale of wireless services.

Recent Accounting Pronouncements

The following new/revised standards, amendment to standard and interpretations to existing standards have been issued but are not effective for the year ended 31 December 2007:

IAS 1 (Revised)	Presentation of Financial statements
IAS 23 (Revised)	Borrowing Costs
IFRS 8	Operating Segments
IFRIC Interpretation 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC Interpretation 12	Service Concession Arrangements
IFRIC Interpretation 13	Customer Loyalty Programs
IFRIC Interpretation 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
IAS 27 (Revised)	Consolidated and Separate Financial Statements
Amendment to IFRS 2	Vesting Conditions and Cancellations
IFRS 3 (Revised)	Business Combinations

The Group did not early adopt any of these new/revised standards, amendment to standard and interpretations to existing standards. The adoption of these new/revised standards, amendment to standard and interpretations to existing standards in future periods is not expected to result in substantial changes to the Company’s accounting policies.

Hutchison Telecommunications International Limited Annual Report 2007	63

  Directors’ Report

The Directors have pleasure in submitting to shareholders their report and statement of the audited accounts for the year ended 31 December 2007.

Principal Activities

The principal activity of the Company and its subsidiaries (the “Group”) is the provision of mobile and fixed-line telecommunications services and the activities of its principal subsidiaries are shown on page 163.

Group Profit

The consolidated income statement is set out on page 94 and shows the Group profit for the year ended 31 December 2007.

Dividends

On 29 June 2007, the Company paid a special cash dividend of HK$6.75 per share (or, approximately, US$12.96 per American Depositary Share issued by Citibank N.A., each representing ownership of 15 shares) to shareholders which represented approximately HK$32,234 million in aggregate. The Directors do not recommend the payment of any final dividend.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 41(e) and note 31 to the accounts on pages 162 and 146 respectively.

Charitable Donations

Donations to charitable organisations by the Group during the year amounted to approximately HK$11.8 million.

Fixed Assets

Particulars of the movements of fixed assets are set out in note 22 to the accounts.

Share Capital

Details of the share capital of the Company are set out in note 30 to the accounts.

Directors

The Directors of the Company as at 31 December 2007 were:

Chairman:

Mr Fok Kin-ning, Canning

Executive Directors:

Mr Lui Dennis Pok Man

Mr Tim Lincoln Pennington

Non-executive Directors:

Mr Frank John Sixt

Mr Michael John O’Connor

Mr Aldo Mareuse

64	Hutchison Telecommunications International Limited Annual Report 2007

Directors’ Report

Independent Non-executive Directors:

Mr Kwan Kai Cheong

Mr John W Stanton

Mr Kevin Westley

Alternate Directors:

Mrs Chow Woo Mo Fong, Susan

    (Alternate to Mr Fok Kin-ning, Canning and Mr Frank John Sixt)

Mr Ragy Soliman

    (Alternate to Mr Aldo Mareuse)

Mr Chan Ting Yu

    (Alternate to Mr Lui Dennis Pok Man)

Mr Woo Chiu Man, Cliff

    (Alternate to Mr Tim Lincoln Pennington)

On 28 February 2007, Mr Naguib Sawiris resigned as a Non-executive Director of the Company, and Mr Martin Wolfgang Michlmayr automatically ceased to act as his Alternate Director. On the same day, Mr Michael John O’Connor was appointed as a Non-executive Director of the Company, and he appointed Mr Michlmayr as his Alternate Director.

On 15 June 2007, Mr Amr El-Bayoumi was appointed as the Alternate Director to Mr O’Connor in place of Mr Michlmayr who had tendered his resignation. Mr El-Bayoumi’s appointment was terminated with effect from 16 November 2007 as a result of his departure from the Orascom Group.

On 3 January 2008, Messrs Michael John O’Connor and Aldo Mareuse both resigned as Non-executive Directors of the Company, and Mr Ragy Soliman automatically ceased to act as the Alternate Director to Mr Mareuse. On the same day, Messrs Chan Ting Yu and Wong King Fai, Peter were appointed as Executive Directors of the Company, Mrs Chow Woo Mo Fong, Susan was appointed as a Non-executive Director of the Company, and Mr Ma Lai Chee, Gerald was appointed as an Alternate Director to Mr Wong.

The Board expresses its gratitude to Messrs Sawiris, Mareuse, O’Connor, Soliman, Michlmayr and El-Bayoumi for their valuable contributions to the Company.

In accordance with Article 86(3) of the Company’s Articles of Association, Mrs Chow Woo Mo Fong, Susan, Messrs Chan Ting Yu and Wong King Fai, Peter will retire by rotation at the forthcoming annual general meeting and being eligible, offer themselves for re-election.

In accordance with Article 87(1) of the Company’s Articles of Association, Messrs Frank John Sixt, John W Stanton and Kevin Westley will retire by rotation at the forthcoming annual general meeting and being eligible, offer themselves for re-election.

The Company received confirmation from all the Independent Non-executive Directors of their independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The Company considered all the Independent Non-executive Directors as independent.

The Directors’ biographical details are set out on page 12 to 15.

Directors’ Service Contracts

None of the Directors who are being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Interest in Contracts

No contracts of significance in relation to the businesses of the Company and its subsidiary companies to which the Company or a subsidiary company was a party in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Hutchison Telecommunications International Limited Annual Report 2007	65

Directors’ Report

Connected Transaction

On 15 March 2007, a conditional settlement agreement (the “Settlement Agreement”) was entered into among Essar Teleholdings Limited, Essar Com Limited, Essar Communications (India) Limited (“ECIL”) and Essar Telecom Investments Limited (collectively the “Essar Companies”) and the Company pursuant to which each of the Essar Companies agreed and undertook to procure, inter alia, that completion of the sale of the Company’s entire interest in CGP Investments (Holdings) Limited (a then indirect wholly-owned subsidiary of the Company which held, through various subsidiaries, the Indian mobile telecommunications operation) (“Completion”) was not delayed and Completion was achieved as soon as practically possible, any and all rights of any kind that it has, may have or claims to have, in respect of the matters more particularly described in the Settlement Agreement was waived, and certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar Limited (“Hutchison Essar”)(since renamed as Vodafone Essar Limited) were terminated.

Subject to Completion occurring and independent shareholders’ approval having been obtained, the Company has agreed to make scheduled cash payments aggregating US$415 million (approximately HK$3,243 million) (before interest) to ECIL.

The Essar Companies were connected persons of the Company by virtue of being either a substantial shareholder of Hutchison Essar or an associate thereof. The transaction underlying the Settlement Agreement constituted a connected transaction for the Company under the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules with regard to this connected transaction.

Continuing Connected Transactions

During the year ended 31 December 2007, the Group undertook the following continuing connected transactions (the “Continuing Connected Transactions”):

(1)	Pursuant to a marketing agreement dated 14 August 1996 (the “Thai Marketing Agreement”) and made between Hutchison CAT Wireless MultiMedia Limited (“Hutchison CAT”, a company consolidated into the Group’s financial statements as subsidiary) and CAT Telecom Public Company Limited (“CAT Telecom”), Hutchison CAT has continued to (i) market the CDMA2000 1X network services of CAT Telecom under the Hutch brand name in 25 provinces located in central Thailand and provide after-sales services and other supplementary services relating to such sales and marketing activities on an exclusive basis, in return for a percentage of the access fees, monthly services fees and sign-on fees paid by the subscribers, and (ii) pay to CAT Telecom certain network operating expenses.

CAT Telecom is a connected person of the Company by virtue of being a substantial shareholder holding approximately 26% interest of and in Hutchison CAT, one of the Group’s Thai joint ventures which is consolidated as a subsidiary into the Group’s financial statements. The Thai Marketing Agreement therefore constituted a continuing connected transaction for the Company under the Listing Rules.

(2)	The Group had the following funding arrangements in Thailand (the “Thai Financial Assistance”) with respect to the Company’s connected persons:

a.	Pursuant to the shareholders’ agreement dated 16 October 2000 and made between Hutchison Telecommunications Investment Limited, an indirect wholly-owned subsidiary of the Company, GMRP (Thailand) Limited (“GMRP”), and three other Thai minority shareholders with respect to Hutchison Wireless MultiMedia Holdings Limited (“Hutchison Wireless”), the Group advanced to GMRP an interest-free loan of THB4,350,000 (approximately HK$1,030,000) for GMRP to acquire its initial equity interest in Hutchison Wireless, secured by pledges to the Group of its shares in Hutchison Wireless. The loan had no fixed repayment date but was repayable upon the transfer of the shares in Hutchison Wireless held by GMRP to the Group, if the option arrangements were ever exercised. The Group had agreed to make interest-free advances to GMRP to enable the latter to maintain its interest in Hutchison Wireless, should additional shares be issued by Hutchison Wireless.

66	Hutchison Telecommunications International Limited Annual Report 2007

Directors’ Report

b.	Pursuant to the shareholders’ agreement dated 16 October 2000 and made between Light Power Telecommunications Limited (“Light Power”, an indirect wholly-owned subsidiary of the Company) and DPBB (Thailand) Limited (“DPBB”) with respect to PKNS (Thailand) Limited (“PKNS”), the Group advanced to DPBB an interest–free loan of THB127,500 (approximately HK$30,000) for DPBB to acquire its 51% interest in PKNS, secured by pledges to the Group of its shares in PKNS. The loan had no fixed repayment date but was repayable upon the transfer of the shares in PKNS held by DPBB to Light Power, if the option arrangements were ever exercised. The Group had agreed to make interest-free advances to DPBB to enable the latter to meet any future equity contribution obligations for the purpose of maintaining its 51% shareholding in PKNS.

Each of GMRP and DPBB is a connected person of the Company by virtue of being an associate of a director of BFKT (Thailand) Limited, an indirect non wholly-owned subsidiary of the Company. The provision of the Thai Financial Assistance by the Group therefore constituted a continuing connected transaction for the Company under the Listing Rules.

(3)	On 16 June 2005, the Company consolidated certain of the Group’s offices and relocated to the premises currently known as Hutchison Telecom Tower, located at 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong (“Hutchison Telecom Tower”) by entering into a tenancy agreement (together the “Tsing Yi Tenancy Agreements”) of a three-year term (“Term”) commencing from 1 May 2005 (subject to any request from the tenant for options to renew the tenancy for two successive periods of three years each on terms to be agreed) and made between Hongkong International Terminals Limited (“HIT”, an indirect non wholly-owned subsidiary of Hutchison Whampoa Limited) as landlord and each of (a) Hutchison Telecommunications International (HK) Limited (an indirect wholly-owned subsidiary of the Company) as tenant for the lease of the whole of the 20th Floor and portion of the 18th Floor of the Hutchison Telecom Tower (the “HTIHK Premises”), with a gross floor area of approximately 20,000 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$5.5 per sq.ft. and (ii) management fee in the range of HK$1.8 to HK$2.3 per sq.ft. of gross floor area per month during the Term; (b) Hutchison Telecommunications (Hong Kong) Limited (an indirect wholly-owned subsidiary of the Company) as tenant for the lease of the 7th, 11th, 12th and 15th Floors, and portions of the 5th, 8th, 16th, 18th and 19th Floors of Hutchison Telecom Tower (the “HTHK Premises”) with a gross floor area of approximately 152,931 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$6.9 per sq.ft. for 11th and 12th Floors and HK$5.5 per sq.ft. for the other areas of the HTHK Premises and (ii) management fee in the range of HK$1.8 to HK$2.3 per sq.ft. of gross floor area per month during the Term; and (c) Hutchison Global Communications Limited (an indirect wholly-owned subsidiary of the Company) as tenant for the lease of the whole of the 9th, 10th and 17th Floors and portions of the 5th, 6th, 8th, 16th, 18th and 19th Floors of Hutchison Telecom Tower (the “HGC Premises”) with a gross floor area of approximately 130,000 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$5.5 per sq.ft. and (ii) management fee in the range of HK$1.8 to HK$2.3 per sq.ft. of gross floor area per month during the Term.

HIT is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. The tenancy of each of the HTIHK Premises, the HTHK Premises and the HGC Premises therefore constituted a continuing connected transaction for the Company under the Listing Rules.

(4)	On 27 March 2007, conditional handset supply agreements (the “Handset Supply Agreements”) were entered into between H3G Procurement Services S.à r.l. (“H3G PS”, an indirect wholly-owned subsidiary of Hutchison Whampoa Limited) and each of Hutchison Telephone Company Limited (“HTCL”) and Partner Communications Company Ltd. (“Partner Communications”), pursuant to which each of HTCL and Partner Communications may from time to time, with effect from 1 January 2007 and for an initial period of three years, elect to purchase handsets from H3G PS for the purpose of their respective 3G business, on the terms and conditions set out in the respective Handset Supply Agreements.

H3G PS is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. The sale and purchase of handsets contemplated under the Handset Supply Agreements therefore constituted continuing connected transactions for the Company under the Listing Rules.

The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules with regard to the above continuing connected transactions.

Hutchison Telecommunications International Limited Annual Report 2007	67

Directors’ Report

Annual Review of Continuing Connected Transactions

The aggregate amount for the year ended 31 December 2007 attributable to each of the continuing connected transactions (together the “2007 Continuing Connected Transactions”) which are subject to annual review requirements under the Listing Rules were as follows:

2007 Continuing Connected Transactions	Aggregate amount for the year ended 31 December 2007 HK$ millions
(1) Thai Marketing Agreement:
(a) revenue to the Group	(a) 740
(b) network operating expenses to CAT Telecom	(b) 14

(2) Thai Financial Assistance to:
(a) GMRP	(a) 1
(b) DPBB	(b) 0.03

(3) Tsing Yi Tenancy Agreements	29

(4) Handset Supply Agreements
(a) HTCL	(a) 925
(b) Partner Communications	(b) 76

All the Independent Non-executive Directors of the Company have reviewed the 2007 Continuing Connected Transactions, and confirmed that they had been entered into (i) in the ordinary and usual course of the Group’s business; (ii) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and (iii) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Based on the work performed, the Company’s auditor has confirmed in a letter to the Board of Directors of the Company to the effect that the 2007 Continuing Connected Transactions:

(1)	had received the approval of the Board of Directors of the Company;

(2)	were in accordance with the pricing policies of the Group if such transactions involved provision of goods and services by the Group;

(3)	were entered into in accordance with the terms of the relevant agreements governing such transactions; and

(4)	did not exceed the respective cap amounts as referred to in the previous announcements.

Save as disclosed above, none of the transactions disclosed as related party transactions in note 38 to the accounts is a connected transaction or a continuing connected transaction for the Company as defined under the Listing Rules or they are connected transactions or continuing connected transactions for the Company exempt from the reporting requirements under the Listing Rules.

68	Hutchison Telecommunications International Limited Annual Report 2007

Directors’ Report

Directors’ and chief executive’s interests and short positions in shares, underlying shares and debentures

As at 31 December 2007, the interests and short positions of the Directors and chief executive of the Company as at such date in the shares, underlying shares in and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and short positions in the shares, underlying shares in and debentures of the company

Long positions in the shares and underlying shares in the Company

				Number of underlying shares held		Approximate % of shareholding
Name of Director/ Alternate Director	Capacity	Nature of interests	Number of shares held	in American Depositary Shares	in share options
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	—	—	0.0251%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	—	0.0052%

Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	—	0.0053%

Lui Dennis Pok Man	Beneficial owner	Personal interest	100,000	—	9,000,000 (Note 3)	0.1903%

Tim Lincoln Pennington	Beneficial owner	Personal interest	—	—	3,333,333 (Note 3)	0.0697%

Chan Ting Yu	Beneficial owner	Personal interest	100,000	—	3,333,333 (Note 3)	0.0718%

John W Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 4)	—	0.0022%

Woo Chiu Man, Cliff	Beneficial owner	Personal interest	—	—	2,333,333 (Note 3)	0.0488%

Notes:

1.	Such ordinary shares were held by a company which is equally controlled by Mr Fok Kin-ning, Canning and his spouse.
2.	17,000 American Depositary Shares (each representing 15 ordinary shares) were held by Mr Frank John Sixt.
3.	Such interests are directors’ interests in underlying shares in respect of the share options granted under the share option scheme of the Company, the details of which are set out in the section entitled “Share Option Scheme of the Company” on page 75 to 78.
4.	7,000 American Depositary Shares (each representing 15 ordinary shares) were held jointly by Mr John W Stanton and his spouse.

Hutchison Telecommunications International Limited Annual Report 2007	69

Directors’ Report

(II)	Interests and short positions in the shares, underlying shares in and debentures of the associated corporations of the company

Long positions in the shares, underlying shares in and debentures of the associated corporations of the Company

Mr Fok Kin-ning, Canning had, as at 31 December 2007, the following interests:

(i)	corporate interests in 4,310,875 ordinary shares, representing approximately 0.101% of the then issued share capital, in Hutchison Whampoa Limited (“HWL”);

(ii)	5,100,000 ordinary shares, representing approximately 0.676% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 4,100,000 ordinary shares and 1,000,000 ordinary shares respectively;

(iii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.056% of the then issued share capital, in Hutchison Harbour Ring Limited;

(iv)	corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.143% of the then issued share capital, in Partner Communications Company Ltd.; and

(v)	corporate interests in (a) a nominal amount of US$2,500,000 in the 6.50% Notes due 2013 issued by Hutchison Whampoa International (03/13) Limited; (b) a nominal amount of US$2,000,000 in the 7.45% Notes due 2033 issued by Hutchison Whampoa International (03/33) Limited (“HWI(03/33)”); (c) a nominal amount of US$2,500,000 in the 5.45% Notes due 2010 issued by HWI(03/33); and (d) a nominal amount of US$2,500,000 in the 6.25% Notes due 2014 issued by HWI(03/33).

Mr Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally controlled by Mr Fok and his spouse.

Mrs Chow Woo Mo Fong, Susan in her capacity as a beneficial owner had, as at 31 December 2007, personal interests in 150,000 ordinary shares, representing approximately 0.0035% of the then issued share capital, in HWL.

Mr Frank John Sixt in his capacity as a beneficial owner had, as at 31 December 2007, personal interests in (i) 50,000 ordinary shares, representing approximately 0.001% of the then issued share capital, in HWL; and (ii) 1,000,000 ordinary shares, representing approximately 0.133% of the then issued share capital, in HTAL.

Mr John W Stanton had, as at 31 December 2007, the following interests:

(i)	2,016,500 ordinary shares, representing approximately 0.047% of the then issued share capital, in HWL held jointly with his spouse; and

(ii)	6,600 ordinary shares, representing approximately 0.00015% of the then issued share capital, in HWL held in his capacity as a trustee of a trust.

Mr Kevin Westley in his capacity as a beneficial owner had, as at 31 December 2007, personal interests in 4,000 ordinary shares, representing approximately 0.00018% of the then issued share capital, in Cheung Kong Infrastructure Holdings Limited.

Mr Woo Chiu Man, Cliff had, as at 31 December 2007, family interests in 8,000 ordinary shares, representing approximately 0.00019% of the then issued share capital, in HWL held by his spouse.

70	Hutchison Telecommunications International Limited Annual Report 2007

Directors’ Report

Save as disclosed above, as at 31 December 2007, none of the Directors and chief executive of the Company and their respective associates had any interests or short positions in the shares, underlying shares in and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

Interests and short positions of shareholders discloseable under the SFO

So far as is known to any Directors or chief executive of the Company, as at 31 December 2007, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO:

Interests and short positions of substantial shareholders in the shares and underlying shares in the Company

Long	positions in the shares of the Company

Name	Capacity	Number of shares held		Approximate % of shareholding
Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	(i) Beneficial owner	2,619,929,104 (Note 1)	) )
	(ii) Interest of a controlled corporation	217,476,654 (Note 1)	) )	59.33%

Hutchison Telecommunications Group Holdings Limited (“HTGHL”)	Interest of controlled corporations	2,837,405,758 (Note 1)		59.33%

Ommaney Holdings Limited (“OHL”, formerly known as “Hutchison Telecommunications Limited”)	Interest of controlled corporations	2,837,405,758 (Note 1)		59.33%

Hutchison International Limited (“HIL”)	Interest of controlled corporations	2,837,405,758 (Note 1)		59.33%

HWL	Interest of controlled corporations	2,837,405,758 (Note 1)		59.33%

Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled corporations	2,889,498,345 (Note 2)		60.42%

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)	Trustee	2,889,498,345 (Note 3)		60.42%

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)	Trustee and beneficiary of a trust	2,889,498,345 (Note 4)		60.42%

Hutchison Telecommunications International Limited Annual Report 2007	71

Directors’ Report

Name	Capacity	Number of shares held		Approximate % of shareholding
Li Ka-Shing Unity Trustcorp Limited (“TDT2”)	Trustee and beneficiary of a trust	2,889,498,345 (Note 4)		60.42%
Li Ka-shing (“Mr Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	2,889,651,625 (Note 5)	) ) ) ) )
	(ii) Interest of controlled corporations	266,621,499 (Note 6)	) )	66.00%
Yuda Limited	Beneficial owner	266,375,953 (Note 7)		5.57%
Orascom Telecom Eurasia Limited (“OTE”)	Beneficial owner	680,134,172 (Note 8)		14.22%
Orascom Telecom Holding S.A.E. (“OTH”)	Interest of a controlled corporation	680,134,172 (Note 8)		14.22%
Weather Capital Sarl (“WCS”)	Interest of controlled corporations	680,134,172 (Note 8)		14.22%
Weather Investments S.p.A. (“WIS”)	Interest of controlled corporations	680,134,172 (Note 8)		14.22%
Weather Investments II Sarl (“WI II”)	Interest of controlled corporations	680,134,172 (Note 8)		14.22%
April Holding (“AH”)	Interest of controlled corporations	680,134,172 (Note 8)		14.22%
February Private Trust Company Limited (“FPT”)	Interest of controlled corporations and trustee	680,134,172 (Note 9)		14.22%
Nassef Onsi Naguib Sawiris	Founder of a discretionary trust	680,134,172 (Note 10)		14.22%

Notes:

1.	HTIHL is a direct wholly-owned subsidiary of HTGHL, which in turn is a direct wholly-owned subsidiary of OHL, which in turn is a direct wholly-owned subsidiary of HIL, which in turn is a direct wholly-owned subsidiary of HWL. By virtue of the SFO, HWL, HIL, OHL and HTGHL were deemed to be interested in the 2,619,929,104 ordinary shares of the Company which HTIHL had direct interest and 217,476,654 ordinary shares of the Company held by a wholly-owned subsidiary of HTIHL. Please also see Note 11 below.

2.	Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested as a substantial shareholder of the Company under the SFO. CKH was also interested in the share capital of the Company through certain wholly-owned subsidiary companies of CKH. Please also see Note 11 below.

3.	TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 was entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.

72	Hutchison Telecommunications International Limited Annual Report 2007

Directors’ Report

4.	Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.

5.	Mr Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr Li was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.

6.	Such ordinary shares were held by companies of which Mr Li is interested in the entire issued share capital.

7.	Yuda Limited is a company wholly-controlled by Mr Li. Such interest is duplicated in that of Mr Li held by one of the companies described in Note 6 above.

8.	OTE is a direct wholly-owned subsidiary of OTH, which in turn is a non wholly-owned subsidiary of WCS, which in turn is a wholly-owned subsidiary of WIS, which in turn is a non wholly-owned subsidiary of WI II, which in turn is a non wholly-owned subsidiary of AH. Please also see Note 11 below.

9.	AH is a wholly-owned subsidiary of FPT. By virtue of the SFO, FPT, as trustee of a discretionary trust (“DT”), was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which OTE was taken to be interested as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.

10.	Mr Nassef Onsi Naguib Sawiris is the founder of the DT and was taken to have a duty of disclosure in relation to the ordinary shares of the Company under the SFO. He was also deemed to be interested in the ordinary shares of the Company in which the DT was taken to have a duty of disclosure under the SFO. Please also see Note 11 below.

11.	According to the disclosures made to the Company pursuant to and solely for the purposes of the SFO, each of Mr Li, CKH, TUT1, TDT1, TDT2, HTIHL, HTGHL, OHL, HIL and HWL appeared to be taken as being interested in the 680,134,172 ordinary shares of the Company beneficially owned by OTE and controlled exclusively by OTE and OTH, and each of OTH, OTE, WCS, WI II, FPT and Mr Nassef Onsi Naguib Sawiris appeared to be taken as being interested in the 2,396,379,730 ordinary shares of the Company beneficially owned by HTIHL (and its controlled corporation) and controlled exclusively by HWL, HIL, OHL, HTGHL and HTIHL, all as a result of the application of Sections 317 and 318 of the SFO by virtue of HWL, HTIHL, OTH and OTE being parties to a shareholders’ agreement dated 21 December 2005 (which has since been terminated) that imposed obligations or restrictions on any party with respect to their use, retention or disposal of their ordinary shares of the Company even though no ordinary shares of the Company had been acquired in pursuance of that agreement.

Save as disclosed above, as at 31 December 2007, there was no other person (other than the Directors and chief executive of the Company) who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, as recorded in the register required to be kept by the Company under Section 336 of the SFO.

Directors’ interests in competing business

During the year, the following Directors and their respective associates had interests in the following business (apart from the Company’s businesses) conducted through the companies named below, their subsidiaries, associated companies or other investment forms which are considered to compete or be likely to compete, either directly or indirectly, with the principal businesses of the Company required to be disclosed pursuant to Listing Rule 8.10:

Name of Director/ Alternate Director	Name of Company	Nature of Competing Business	Interest in the Competing Business
Naguib Sawiris (1)	Orascom Telecom Holdings S.A.E.	Mobile network operator in the Middle East, Africa and South Asia	Indirect Shareholder and Director (Chairman & CEO)

	Orascom Telecom Algeria S.p.A.	Provision of mobile telecommunications services in Algeria	Director (Chairman)

	Pakistan Mobile Communications Limited	Provision of mobile telecommunications services in Pakistan	Director (Chairman)

	Egyptian Company for Mobile Services S.A.E.	Provision of mobile telecommunications services in Egypt	Director (Chairman)

	Sheba Telecom (Pvt) Limited	Provision of mobile telecommunications services in Bangladesh	Director

	Orascom Telecom Iraq Corp.	Provision of mobile telecommunications services in Iraq	Director

	Consortium Algerian de Telecommunication S.p.A.	Provision of fixed-line telecommunications services in Algeria	Director

	Wind Telecommunicazioni S.p.A.	Provision of mobile and fixed-line telecommunications services in Italy	Indirect Shareholder and Director (Chairman)

Hutchison Telecommunications International Limited Annual Report 2007	73

Directors’ Report

Name of Director/ Alternate Director	Name of Company	Nature of Competing Business	Interest in the Competing Business
Aldo Mareuse (2)	Orascom Telecom Algeria “Djezzy”	GSM operation in Algeria	Non-executive Director

	Orascom Telecom Tunisia “Tunisiana”	GSM operation in Tunisia	Non-executive Director

	Pakistan Mobile Communications Ltd. “Mobilink”	GSM operation in Pakistan	Non-executive Director

	Wind Telecommunicazioni S.p.A.	GSM operation in Italy	Non-executive Director

	Egyptian Company Mobile Services	GSM operation in Egypt	Non-executive Director

Ragy Soliman (3)	Orascom Telecom Algeria S.p.A.	Provision of mobile telecommunications services in Algeria	Director

	Pakistan Mobile Communications Limited	Provision of mobile telecommunications services in Pakistan	Director

	Sheba Telecom (Pvt) Limited	Provision of mobile telecommunications services in Bangladesh	Director

	Orascom Telecom Tunisia	Provision of mobile telecommunications services in Tunisia	Director

	Wind Telecommunicazioni S.p.A.	Provision of mobile telecommunications services in Italy	Director

	Weather Investments S.p.A.	Holding company of certain telecom assets	Director

Ma Lai Chee, Gerald	Beijing Net-Infinity Technology Development Company Limited	Operating internet data centre business	Director

	Fusion System Limited – (Shenzhen)	Information technology, e-Commerce and new technology	Director

	Silk Telecom Pty Limited	Operating optic fibre networks	Director

	Critical Path, Inc	Provision of consumer and enterprise messaging solutions	Director

Notes:

1.	Mr Naguib Sawiris resigned as a Non-executive Director of the Company on 28 February 2007.
2.	Mr Aldo Mareuse resigned as a Non-executive Director of the Company on 3 January 2008.
3.	Mr Ragy Soliman ceased automatically to act as an Alternate Director to Mr Aldo Mareuse on 3 January 2008.

As the Board is independent of the boards of the above entities, the Group has therefore been capable of carrying on its businesses independently of, and at arm’s length from, the above businesses.

During the year, Messrs Fok Kin-ning, Canning and Frank John Sixt, both being Non-executive Directors, and Mrs Chow Woo Mo Fong, Susan, being an Alternate Director, were executive directors of HWL and certain of HWL’s subsidiaries which were engaged in telecommunications businesses. Mr Lui Dennis Pok Man was also a non-executive director of a subsidiary of HWL in Argentina.

74	Hutchison Telecommunications International Limited Annual Report 2007

Directors’ Report

The non-competition agreement entered into by the Company and HWL on 24 September 2004 (“2004 Non-competition Agreement”) maintained a clear geographical delineation, underpinned by the regulatory regime, of the two groups’ respective businesses ensuring there would be no competition between them. The exclusive territory of the HWL group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and, unless and until such time as the Group exercises its option to acquire HWL group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. The exclusive territory of the Group comprised all the remaining countries of the world. On 25 February 2008, under and in accordance with the requirements of the 2004 Non-competition Agreement, HWL granted consent to the establishment of a joint venture between Hutchison Global Communications Limited (an indirect wholly-owned subsidiary of the Company) and the Philippine Long Distance Telephone Company Group under the co-operation agreement dated 12 March 2008 for operating a mobile virtual network operator business in Italy. Save for the aforesaid business, there is no single country in which both groups have competing operations.

Save as disclosed above, none of the Directors and their respective associates had as at the date of this report an interest in any business which competed or was likely to compete, either directly or indirectly, with the principal businesses of the Company.

Share Options and Directors’ Rights to Acquire Shares

The Group operates certain share option schemes, details of which are as follows:

(I)	Share Option Scheme of the Company

The Company’s share option plan (the “Share Option Scheme”), conditionally approved and adopted by a resolution of the then sole shareholder of the Company passed on 17 September 2004, was approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005. It was subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005 and 9 February 2006 respectively.

By an ordinary resolution passed at the extraordinary general meeting of the Company held on 8 May 2007, shareholders of the Company approved (i) the proposed downward adjustment to the exercise price of share options outstanding and unvested at the date of payment of the Transaction Special Dividend (see note 17 to the accounts) on a dollar-for-dollar basis; and (ii) the proposed change of terms of the Share Option Scheme (the “Share Option Terms Change Proposal”), under which, inter alia, downward adjustment to the exercise price of the share options granted but not exercised as at the date of each payment of special dividend by the Company shall be made by an amount which the Board of Directors of the Company considers as reflecting the impact such payment will have or will likely to have on the trading prices of the ordinary shares of the Company, provided that, inter alia, (a) the amount of the downward adjustment shall not exceed the amount of such special dividend to be paid; (b) such adjustment shall take effect on the date of payment by the Company of such special dividend; and (c) the adjusted exercise price of the share options shall not, in any case, be less than the nominal value of the ordinary shares of the Company. The Share Option Terms Change Proposal is more particularly described in the circular to shareholders of the Company dated 4 April 2007.

The Share Option Scheme has a term of 10 years commencing from 19 May 2005, being the date on which the Share Option Scheme became unconditional and has a remaining term of approximately 7 years as at the date of this report. The purpose of the Share Option Scheme is to enable the Group to grant share options to selected participants as incentives or rewards for their contribution to the Group, including but not limited to:

■	any employee or consultant in the areas of finance, business or personnel administration or information technology (whether full-time or part-time, including any Executive Director but excluding any Non-executive Director) of the Company, any of its subsidiary companies or any entity in which any member of the Group holds any equity interest, which is also referred to as an invested entity;

■	any Non-executive Directors (including Independent Non-executive Directors) of the Company, any of the Company’s subsidiary companies or any invested entity;

■	any supplier of goods or services to any member of the Group or any invested entity;

■	any customer of any member of the Group or any invested entity;

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Directors’ Report

■	any person or entity that provides research, development or other technological support to any member of the Group or any invested entity;

■	any shareholders or security holders of any member of the Group or any invested entity;

■	any other group or classes of participants contributing by way of joint venture, business alliance or other business arrangement to the development and growth of the Group; and

■	any company wholly-owned by any one or more persons belonging to any of the above classes of participants.

The grant of any share options by the Company for the subscription of ordinary shares or other securities of the Company to any person who falls within any of the above classes of participants shall not, by itself, unless the Directors otherwise determine, be construed as a grant of share options under the Share Option Scheme. The eligibility of any of the foregoing classes of participants to receive a grant of any share options shall be determined by the Directors from time to time on the basis of their contribution to the development and growth of the Group.

The maximum number of ordinary shares that may be allotted and issued upon the exercise of all outstanding share options granted and yet to be exercised under this Share Option Scheme and any other share option plan must not in aggregate exceed 30% of the Company’s ordinary shares issued and outstanding from time to time. The total number of ordinary shares which may be allotted and issued upon the exercise of all share options (excluding, for this purpose, options which have lapsed in accordance with the terms of this Share Option Scheme and any other share option plan of the Group) to be granted under this Share Option Scheme and any other share option plan of the Company must not in aggregate exceed 10% of the relevant class of securities of the Company in issue, being 450,000,000 ordinary shares, as at 15 October 2004, the date on which the shares of the Company were first listed and upon refreshing this general plan limit, the total number of shares which may be allotted and issued upon exercise of all share options to be granted under this Share Option Scheme and any other plan of the Company must not exceed 10% of the relevant class of securities of the Company in issue as at the date of approval of the limit by its shareholders in general meeting. The Company may seek separate approval of shareholders in a general meeting to grant share options beyond these limits.

A total of 46,033,333 ordinary shares of the Company, representing 0.96% of the total issued share capital of the Company as at the date of this report, will be issued upon the exercise in full of all share options granted under the Share Option Scheme and remain outstanding and exercisable as at such date. As at the date of this report, the maximum number of share options which may be granted under the Share Option Scheme is 359,850,000.

The total number of ordinary shares of the Company issued and which may fall to be issued upon exercise of the share options (including both exercised or outstanding share options) to each participant in any 12-month period shall not exceed 1% of the Company’s issued share capital for the time being. Any grant of share options in excess of 1% in any such 12-month period must be approved by shareholders in a general meeting with such participant and his associates abstaining from voting. The number and terms (including the exercise price) of the share options to be granted (and share options previously granted to such participant) must be fixed before the approval of the shareholders and the date of the board meeting proposing such further grant will be the date of grant for the purpose of calculating the exercise price if such grant is approved.

Any grant of share options under the Share Option Scheme to a Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the Independent Non-executive Directors (excluding any Independent Non-executive Director who is also the grantee of the share options). Approval of shareholders of the Company in a general meeting is required if any grant of share options to a substantial shareholder, an Independent Non-executive Director or any of their respective associates could result in the ordinary shares issued and to be issued upon the exercise of all share options already granted and to be granted (including share options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant: (1) representing in aggregate over 0.1% of the ordinary shares in issue; and (2) having an aggregate value, based on the closing price of the ordinary shares at the date of each grant, in excess of HK$5 million. Any such meeting must be in accordance with the Listing Rules. Any change in the terms of share options granted to a substantial shareholder, an Independent Non-executive Director or any of their respective associates must also be approved by shareholders in a general meeting.

76	Hutchison Telecommunications International Limited Annual Report 2007

Directors’ Report

A share option may be accepted by a participant within 21 days from the date of the offer of grant of the share option. The subscription price for ordinary shares under the Share Option Scheme shall be a price determined by the Directors but shall not be less than the highest of: (1) the closing price of ordinary shares as stated in the Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares on the date of the offer of grant which must be a business day; (2) the average closing price of ordinary shares as stated in the Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares for the five trading days immediately preceding the date of the offer of grant which must be a business day; and (3) the nominal value of the ordinary shares. A nominal consideration of HK$1 is payable on acceptance of the grant of a share option.

Details of the movement of share options outstanding under the Share Option Scheme during the year are as follows:

									Price of share of the Company
Name or category participants	Date of grant of share options(1)	Number of share options held at 1 January 2007	Granted during 2007	Exercised during 2007	Lapsed/ cancelled during 2007	Number of share options held at 31 December 2007	Exercise period of share options	Exercise price of share options(2) HK$	at the grant date of share options(3) HK$	at the exercise date of share options(4) HK$
Directors/Alternate Directors
Lui Dennis Pok Man	8.8.2005	13,500,000	—	(4,500,000)	—	9,000,000	8.8.2006 to 7.8.2015	1.95	8.60	15.78
Tim Lincoln Pennington	8.8.2005	5,000,000	—	(1,666,667)	—	3,333,333	8.8.2006 to 7.8.2015	1.95	8.60	15.78
Chan Ting Yu	8.8.2005	5,000,000	—	(1,666,667)	—	3,333,333	8.8.2006 to 7.8.2015	1.95	8.60	15.78
Woo Chiu Man, Cliff	8.8.2005	3,500,000	—	(1,166,667)	—	2,333,333	8.8.2006 to 7.8.2015	1.95	8.60	15.78

		27,000,000	—	(9,000,001)	—	17,999,999

Other employees in aggregate	8.8.2005	23,457,000	—	(7,190,332)	(333,334)	15,933,334	8.8.2006 to 7.8.2015	1.95	8.60	10.67
	23.11.2007	—	13,850,000	—	—	13,850,000	23.11.2008 to 22.11.2017	11.51	11.26	N/A

Total		50,457,000	13,850,000	(16,190,333)	(333,334)	47,783,333

Notes:

1.	The share options will be vested according to a schedule, namely, as to as close to one-third of the shares of the Company which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the Share Option Scheme) on such vesting date.
2.	The exercise price of the share options is subject to adjustment in accordance with the provisions of the Share Option Scheme (as amended). The exercise price of 41,033,333 share options (being share options granted on 8 August 2005 which remained outstanding and unvested immediately before the payment of a special dividend by the Company on 29 June 2007 (the “Payment”)) was adjusted, with effect from 29 June 2007, from HK$8.70 to HK$1.95 per ordinary share of the Company (the “2007 Exercise Price Adjustment”) as a result of the Payment and pursuant to the terms of the Share Option Terms Change Proposal.
3.	The stated price was the Stock Exchange closing price of the shares of the Company on the trading day immediately prior to the date of the grant of the share options.
4.	The stated price was the weighted average closing price of the shares of the Company immediately before the dates on which the share options were exercised.

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Directors’ Report

Subsequent to the 2007 Exercise Price Adjustment, the fair value of those share options granted on 8 August 2005 was re-determined using Black-Scholes model. The weighted average fair value of share options was increased from HK$3.05 to HK$7.64 at measurement date. The significant inputs into the model to determine the change in fair value were standard deviation of expected share price returns of 26.92%, expected life of share options of 4.0 to 4.5 years and annual risk-free interest rate of 4.62%. The volatility measured at the standard deviation of the expected share price returns is based on the statistical analysis of daily share prices of the Company over the last one year up to 4 June 2007.

The weighted average fair value of share options granted during the year ended 31 December 2007 was determined using Black-Scholes model. The significant inputs into the model were standard deviation of expected share price returns of 28.00%, expected life of share options of 5.5 to 6.5 years and annual risk-free interest rate of 3.145%. The volatility measured at the standard deviation of the expected share price returns is based on the average of statistical analysis of daily share prices of the Company over the last one year up to 23 November 2007 with ex-dividend share price adjusted and statistical analysis of daily share prices of the Company from date of dividend payment to 23 November 2007.

As at the date of this report, the Company had 46,033,333 share options outstanding under the Share Option Scheme, which represented approximately 0.96% of the shares of the Company in issue as at that date.

(II)	Employee Stock Option Plans of Partner Communications Company Ltd.

2004 Share Option Plan

The 2004 Share Option Plan (as amended on 1 March 2006) (the “2004 Plan”) was approved by the board of directors of Partner Communications Company Ltd. (“Partner Communications”) in July 2004 and further approved for adoption by shareholders of the Company at the annual general meeting held on 16 May 2006. The 2004 Plan will remain in force for 10 years from its adoption on 12 July 2004 (the “Adoption Date”).

The purpose of the 2004 Plan is to promote the interests of Partner Communications and its shareholders by providing employees, officers and advisors of Partner Communications with appropriate incentives and rewards to encourage them to enter into and continue in the employment of or service to Partner Communications and to acquire a proprietary interest in the long-term success of Partner Communications.

A total number of 5,775,000 ordinary shares of Partner Communications (the “Partner Communications Shares”), representing approximately 3.67% of the total issued share capital of Partner Communications as at the date of this report, may be issued under the 2004 Plan. The maximum number of shares which may be issued and allotted to a participant upon exercise of share options under the 2004 Plan shall not exceed 1,834,615 Partner Communications Shares, representing 1% of the total number of shares in issue as at the Adoption Date.

A share option shall become cumulatively vested as to one-fourth (25%) of the shares covered thereby on each of the first, second, third and fourth anniversaries of the date of the relevant grant, unless otherwise set by the compensation committee of Partner Communications (the “Partner Communications Compensation Committee”) being appointed by Partner Communications’ board of directors to administer the 2004 Plan, in the relevant grant instrument. The exercise period during which a share option may be exercised will be determined by the Partner Communications Compensation Committee and will not exceed 10 years from the date of grant of share options. No payment is required to be made by the grantee on application or acceptance of a share option.

The Partner Communications Compensation Committee has the authority to determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined taking into consideration the fair market value of a Partner Communications Share at the time of grant. Such fair market value on any date will be equal to the average of the closing sale price of the Partner Communications Shares during the preceding 30 trading days, as such closing sale price is published by the national securities exchange in Israel on which the Partner Communications Shares are traded, or if there is no sale of Partner Communications Shares on such date, the average of the bid and asked prices on such exchange at the closing of trading on such date, or if Partner Communications Shares are not listed on a securities exchange in Israel or the over the counter market, the fair market value on such date as determined in good faith by the Partner Communications Compensation Committee.

78	Hutchison Telecommunications International Limited Annual Report 2007

Directors’ Report

1998 Employee Stock Option Plan, 2000 Employee Stock Option Plan and 2003 Amended Plan

The 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) were adopted by Partner Communications in 1998 and 2000 respectively. Until November 2003, Partner Communications granted share options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform with the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of share options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. Share options granted under the 1998 Plan, 2000 Plan and 2003 Amended Plan, which were approved by Partner Communications prior to Partner Communications becoming a subsidiary of the Company in April 2005, will remain valid but no further grant of share options will be made under the said three plans without the board of directors of Partner Communications approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable and until they are approved by shareholders of the Company and HWL respectively.

Details of the movement of share options outstanding under the four employee stock option plans of Partner Communications during the year are as follows:

									Price of Partner Communications Share
Name or category of participants	Date of grant of share options (1)	Number of share options held at 1 January 2007 (1)	Granted during 2007	Exercised during 2007	Lapsed/ cancelled during 2007	Number of share options held at 31 December 2007 (1)	Exercise period of share options (2)	Exercise price of share options US$/NIS	at the grant date of share options (3) NIS	at the exercise date of share options(4) NIS
Employees in aggregate
1998 Plan	5.11.1998 to 22.12.2002	21,893	—	(18,504)	(3)	3,386	5.11.1999 to 15.12.2011	US$0.343 and NIS 20.45	0.01	53.68
2000 Plan	3.11.2000 to 30.12.2003	600,106	—	(406,606)	—	193,500	3.11.2000 to 30.12.2012	NIS 17.25 to NIS 27.35	17.25 to 27.35	66.63
2003 Amended Plan	30.12.2003	62,500	—	(62,500)	—	—	30.12.2003 to 30.12.2012	NIS 20.45	34.12	60.72
2004 Plan	29.11.2004 to 4.12.2007	4,388,375	841,000	(2,316,943)	(245,500)	2,666,932	29.11.2004 to 4.12.2017	NIS 26.74 to NIS 64.90	31.45 to 76.35	63.21

Total		5,072,874	841,000	(2,804,553)	(245,503)	2,863,818

Notes:

1.	The number of share options disclosed is the aggregate figure of share options held at 31 December 2007 under each of the four employee stock option plans. The share options were granted on various date(s) during the corresponding period(s) and in respect of the 2003 Amended Plan, on the date of grant as disclosed.
2.	Subject to the terms of individual stock option plans, vesting schedules are in general: 25% of the share options become vested on each of the first, second, third and fourth anniversary of the date of employment of the grantee or date of grant, unless otherwise specified by the Partner Communications Compensation Committee.
3.	The stated price was the average closing price of Partner Communications Shares as recorded by the Tel Aviv Stock Exchange 30 days prior to the date of grant of share options.
4.	The stated price was the weighted average closing price of Partner Communications Shares immediately before the dates on which the share options were exercised.

The fair value of share options granted during the year ended 31 December 2007 was determined using the Black-Scholes valuation model. The significant inputs into the model were standard deviation of expected share price returns of 26%, expected life of share options of four years and annual risk-free interest rate of 4.1%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over four years immediately preceding the grant date. Changes in such subjective input assumptions could affect the fair value estimate.

As at the date of this report, Partner Communications had 2,505,307 share options outstanding under the 2004 Plan and 145,000 share options outstanding under the 2000 Plan, which represented in aggregate approximately 1.69% of Partner Communications Shares in issue as at that date. No share option was outstanding under the 1998 Plan or the 2003 Amended Plan.

Hutchison Telecommunications International Limited Annual Report 2007	79

Directors’ Report

(III)	HutchEssar Employees Stock Option Plan 2005 of Hutchison Essar Limited (now known as “Vodafone Essar Limited”)

The HutchEssar Employees Stock Option Plan 2005 (the “HutchEssar Option Plan”) of Hutchison Essar Limited (“Hutchison Essar”) was approved for adoption by the shareholders of Hutchison Essar on 21 December 2005 and subsequently by the shareholders of the Company at the annual general meeting held on 16 May 2006. On 8 May 2007, Hutchison Essar ceased to be a subsidiary of the Company following the sale of the Group’s entire interest in CGP Investments (Holdings) Limited which indirectly held interests in Hutchison Essar. Accordingly, the disclosure made for the HutchEssar Option Plan as set out below is for the period from 1 January 2007 to 8 May 2007.

The purpose of the HutchEssar Option Plan was to enable Hutchison Essar to grant share options to eligible participants, who were Employees invited to take up share options as per the recommendations of the compensation committee duly appointed by the board of Hutchison Essar to administer the HutchEssar Option Plan (the “Compensation Committee”), as reward for their past services for significant growth of Hutchison Essar and its subsidiaries, to incentivise and retain employees in an increasingly competitive environment, to align key employees’ interests with shareholders’ interests and to attract new employees. Employees were defined to mean a permanent employee who was on the payroll of Hutchison Essar or any other member of the Group (as defined in the HutchEssar Option Plan), whether located in or outside India and who was subject to the control and direction of Hutchison Essar or any other member of the Group (as defined in the HutchEssar Option Plan) with respect to both, the work to be performed and the manner and method of performance and includes director(s) whether whole-time directors or not.

An employee who was (a) a Promoter or belongs to the Promoter Group, or (b) a Hutchison Essar director, who either by himself or through his relative(s) or through any body corporate, directly or indirectly, holds more than 10% of the total shares of Hutchison Essar in issue, shall not be eligible to participate in the HutchEssar Option Plan. Promoter was defined to mean (i) the persons or persons, who are in overall Control (as defined in the HutchisonEssar Option Plan) of Hutchison Essar; or (ii) the person or persons who are instrumental in the formation of Hutchison Essar or programme pursuant to which the Hutchison Essar shares were offered to the public; or (iii) the person or persons named in any offer document of Hutchison Essar as Promoter(s) provided that a director or officer of Hutchison Essar who is acting as such only in his professional capacity will not be deemed to be a Promoter. Where a Promoter of Hutchison Essar is a body corporate, the Promoters of that body corporate shall also be deemed to be Promoters of Hutchison Essar. Promotor Group means (i) an immediate relative of the Promoter; or (ii) persons whose shareholding is aggregated for the purpose of disclosing “shareholding of the promoter group” in the offer document of Hutchison Essar for its initial public offering.

The face value of the Hutchison Essar shares relevant to the share options granted to non-resident employees shall not exceed the limit provided in the Foreign Exchange Management (Transfer or issue of Security by a person resident outside India) Regulations, 2000 issued by the Reserve Bank of India vide notification no FEMA 20/2000-RB dated 3 May 2000, as amended or restated from time to time.

The maximum number of shares that may be issued and allotted under the HutchEssar Option Plan shall be 17,000,000 Hutchison Essar shares, representing approximately 4.11% of the total issued shares of Hutchison Essar as at 8 May 2007. The maximum number of shares issued and which may fall to be issued upon the exercise of share options to each participant under the HutchEssar Option Plan shall not exceed 3,431,005 Hutchison Essar shares, representing approximately 0.83% of the total issued shares of Hutchison Essar as at 8 May 2007.

No share option granted under the HutchEssar Option Plan would vest unless and until Hutchison Essar had completed an initial public offering and listing of its shares on a recognised stock exchange. The HutchEssar Option Plan provided that share options granted to employees automatically vest as to 30% on either the expiry of the period of 12 months after the relevant date of offer of share options (the “Offer Date”), or on the date on which Hutchison Essar shares were first traded on any recognised stock exchange (the “IPO Date”) or 1 January 2007, whichever was the latest; as to 30% on either the expiry of the period of 24 months after the Offer Date, or at the expiry of the period of 12 months after the IPO Date, whichever was the later; and as to 40% on either the expiry of the period of 36 months after the Offer Date, or at the expiry of 24 months after the IPO Date, whichever was the later. The relevant Indian regulations required a minimum period of 12 months between the grant of share options and the vesting of such options. The exercise period in respect of a particular share option shall commence from the date of vesting until the date falling 10 years from the offer of the share option subject to earlier lapse in accordance with the provisions of the HutchEssar Option Plan.

80	Hutchison Telecommunications International Limited Annual Report 2007

Directors’ Report

The Compensation Committee had the authority to determine the exercise price in respect of any share option. Subject to any rules and/ or regulations of any recognised stock exchange from time to time applicable to Hutchison Essar, by reason of their applicability to its shareholders or otherwise and in the case of any share options offered during the period commencing six months before Hutchison Essar files any application for initial public offering with the Securities and Exchange Board of India up to the IPO Date, the exercise price for such options shall be adjusted to the IPO Price. If any such options had been offered at an exercise price lower than the IPO Price, such exercise price shall upon the IPO Date be adjusted and increased to the IPO Price.

Details of movement of share options outstanding under the HutchEssar Option Plan during the period from 1 January 2007 to 8 May 2007 are as follows:

										Price of Hutchison Essar share
Name or category of participants	Date of grant of share options	Number of share options held at 1 January 2007		Granted from 1 January 2007 to 8 May 2007	Exercised from 1 January 2007 to 8 May 2007	Lapsed/ cancelled from 1 January 2007 to 8 May 2007	Number of share options held at 8 May 2007	Exercise period of share options (4)	Exercise price of share options INR	At the grant date of share options (4) INR	At the exercise date of share options (4) INR
Employees in aggregate	23.12.2005	3,805,840	(1)	—	—	(229,440)	3,576,400	N/A	247.99	N/A	N/A
	23.12.2005	249,018	(1)	—	—	(19,940)	229,078	N/A	480.91	N/A	N/A
	26.6.2006	582,859	(2)	—	—	(98,013)	484,846	N/A	247.99	N/A	N/A
	26.6.2006	124,842	(2)	—	—	(16,703)	108,139	N/A	480.91	N/A	N/A
	26.6.2006	859,166	(2)	—	—	(101,009)	758,157	N/A	641.89	N/A	N/A
	15.11.2006	13,948	(3)	—	—	—	13,948	N/A	247.99	N/A	N/A
	15.11.2006	26,104	(3)	—	—	—	26,104	N/A	641.89	N/A	N/A

Total		5,661,777		—	—	(465,105)	5,196,672

Notes:

1.	On 23 December 2005, share options were offered to the relevant employees effective from 1 July 2005 under the HutchEssar Option Plan.
2.	On 26 June 2006, share options were offered to the relevant employees effective from 28 April 2006 under the HutchEssar Option Plan.
3.	On 15 November 2006, share options were offered to the relevant employees effective from 15 November 2006 under the HutchEssar Option Plan.
4.	No share option granted under the HutchEssar Option Plan will vest unless and until Hutchison Essar has completed an initial public offering and listing of its shares on a recognised stock exchange.
5.	Shares of Hutchison Essar were not listed in any recognised stock exchange at any time during the period from 1 January 2007 to 8 May 2007.

No share option was granted under the HutchEssar Option Plan during the period from 1 January 2007 to 8 May 2007.

As at 8 May 2007, Hutchison Essar had 5,196,672 share options outstanding under the HutchEssar Option Plan, representing approximately 1.25% of Hutchison Essar issued shares as at that date.

Save as disclosed above, at no time during the year was the Company or a subsidiary a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Hutchison Telecommunications International Limited Annual Report 2007	81

Directors’ Report

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company’s Articles of Association or the laws of Cayman Islands which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Purchase, Sale or Redemption of Shares

During the year, neither the Company nor any of its subsidiary companies had purchased or sold any of the Company’s listed securities. In addition, the Company did not redeem any of its listed securities during the year.

Major Customers and Suppliers

During the year, the respective percentage of purchases attributable to the Group’s five largest suppliers combined and the turnover attributable to the Group’s five largest customers combined was less than 30% of the total value of Group purchases and total Group turnover.

Public Float

As at the date of this report, based on the information publicly available to the Company and within the knowledge of the Directors, over 33.74% of the issued share capital of the Company was held by the public.

Auditor

The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for reappointment.

By Order of the Board

Edith SHIH

Company Secretary

Hong Kong, 18 March 2008

82	Hutchison Telecommunications International Limited Annual Report 2007

Corporate Governance Report

The Company is committed to achieving and maintaining the highest standards of corporate governance. The Board considers effective corporate governance essential to enhancing shareholders’ value and protecting stakeholders’ interests. Accordingly, the Board attributes a high priority to identifying and implementing appropriate corporate governance practices to ensure transparency, accountability and effective internal controls.

The Company is fully compliant with all code provisions of the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the year ended 31 December 2007. It also adopts a number of recommended practices stated therein. The key corporate governance principles and practices are as follows:

Board of Directors

Composition and Operation of the Board

The Board is charged with the responsibility of the leadership and control of the Company. Directors are required to promote the success of the Company and make decisions objectively in the best interests of the Company. The Board’s role is clearly defined as directing and supervising the affairs of the Company, establishing its strategic direction and setting objectives and business development plans.

The roles of the Chairman and the Chief Executive Officer are clearly segregated. The Chairman (non-executive) of the Company is Mr Canning Fok. His role is to manage and provide leadership to the Board. The Chairman ensures that the Company establishes sound corporate governance practices and procedures and encourages Directors to make full and active contribution to the affairs of the Board and contribute to the Board’s functions. The Chairman is also responsible for setting the agenda for each Board meeting, taking into account, where appropriate, matters proposed by the Directors and Company Secretary for inclusion in the agenda. With the support of Executive Directors and the Company Secretary, the Chairman seeks to ensure that all Directors are properly informed of issues arising at Board meetings and provided with adequate and accurate information in a timely manner.

The Chief Executive Officer of the Company, Mr Lui Dennis Pok Man, is directly responsible for the day-to-day management of the business of the Company and maintaining the operational performance of the Company. With the assistance of the Chief Financial Officer, he ensures that the funding requirements of the business are met and closely monitors the operating and financial results against plans and budgets, taking remedial action when necessary and advising the Board of any significant developments and issues. The Chief Executive Officer also reviews and presents for consideration and approval by the Board the annual business plans and budgets of the operations.

As at 31 December 2007, the Board comprised nine Directors: the Chairman, the Chief Executive Officer, the Chief Financial Officer, three other Non-executive Directors and three Independent Non-executive Directors. Biographical details of the Directors are set out in the Board and Management section on pages 12 to 15. Each of the Non-executive Directors (except any Non-executive Director appointed to fill a casual vacancy who, subject to re-election at the ensuing general meeting, shall have an initial term of up to the end of the calendar year in which he/she is appointed) is appointed for a term of 12 months, subject to renewal and re-election as and when required under the Listing Rules and the Articles of Association of the Company. Any Director who is appointed by the Board to fill a casual vacancy shall hold office until the next following general meeting of the Company, or in the case of an addition to their number, until the next following annual general meeting of the Company, and shall be eligible for re-election at the relevant general meeting. All Directors are subject to retirement from office by rotation and re-election by shareholders at the annual general meeting at least about once every three years.

The Board holds at least four regular meetings a year which are scheduled at the beginning of the year and additional meetings will be held as and when required. Between scheduled meetings, the senior management of the Company provides information on a regular basis to Directors on the activities and development in the businesses of the Group. In addition, the Non-executive Directors (including the Independent Non-executive Directors) meet with the Chairman at least once a year without the presence of the Executive Directors.

With respect to the regular meetings of the Board, Directors receive written notice of the meeting at least 14 days in advance and an agenda and supporting papers no less than three days prior to the meeting. With respect to other meetings, Directors are given as much notice as is reasonable and practicable in the circumstances.

Hutchison Telecommunications International Limited Annual Report 2007	83

Corporate Governance Report

The Board held seven meetings in 2007 with an average attendance rate of approximately 99%.

	Name of Director	Attended/Eligible to attend
Chairman	Fok Kin-ning, Canning	7/7
Chief Executive Officer and Executive Director	Lui Dennis Pok Man	7/7
Chief Financial Officer and Executive Director	Tim Lincoln Pennington	7/7
Non-executive Directors	Frank John Sixt	7/7
	Naguib Sawiris (1)	2/2
	Michael John O’Connor (2)	5/5
	Aldo Mareuse (3)	7/7
Independent Non-executive Directors	Kwan Kai Cheong	7/7
	John W Stanton	6/7
	Kevin Westley	7/7

Notes:

1.	Mr Naguib Sawiris resigned as Director of the Company on 28 February 2007.
2.	Mr Michael John O’Connor was appointed as Director of the Company on 28 February 2007 and subsequently resigned on 3 January 2008.
3.	Mr Aldo Mareuse resigned as Director of the Company on 3 January 2008.

In addition, the Chairman held a meeting with Non-executive Directors (including the Independent Non-executive Directors) in 2007.

Nomination

The Board selects and recommends candidates for directorship having regard to the balance of skills and experience appropriate for the Company’s business.

On 28 February 2007, Mr Michael John O’Connor was appointed to the Board following the resignation of Mr Naguib Sawiris. On 3 January 2008, Mr O’Connor and Mr Aldo Mareuse resigned as Directors due to completion of the disposal by Orascom Telecom Holding S.A.E. (a then substantial shareholder of the Company) of its entire shareholding interests in the Company.

On 3 January 2008, Messrs Chan Ting Yu and Wong King Fai, Peter were appointed as Executive Directors and Mrs Susan Chow was appointed as a Non-executive Director.

Upon appointment to the Board, Directors receive a package of orientation materials on the Group and are provided with a comprehensive induction to the Group’s businesses by senior executives. Continuing briefing and information are provided to Directors regularly to help ensure that Directors are apprised of the latest changes in the commercial, legal and regulatory environment in which the Group conducts its businesses.

Securities Transactions

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the “Model Code”) which is supplemented by the Securities Trading Policy as the Company’s code of conduct regarding Directors’ securities transactions. The Securities Trading Policy also applies to all personnel of the Company and its subsidiaries and all transactions in the Company’s securities.

All Directors confirmed that they have complied with both the Model Code and the Securities Trading Policy in their securities transactions throughout 2007.

84	Hutchison Telecommunications International Limited Annual Report 2007

Corporate Governance Report

Board Committees

The Board is supported by the Audit Committee and the Remuneration Committee, details of which are described later in this report. The terms of reference of these committees adopted by the Board are available on the Company’s website (www.htil.com).

Management of the Company

The senior management of the Company, under the leadership of the Chief Executive Officer of the Company, is responsible for the implementation of the strategies, objectives and plans determined by the Board.

Company Secretary

The Company Secretary, Ms Edith Shih, is responsible for compliance by the Company with all obligations applicable to the Company whose ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited and whose American Depositary Shares are quoted on New York Stock Exchange, Inc. (the “NYSE”).

The Company Secretary is responsible for ensuring that the Board is fully apprised of all legislative, regulatory and corporate governance developments relating to the Group and that it takes these into consideration when making decisions for the Group.

The Company Secretary also ensures that Board procedures are followed and Board activities are efficiently and effectively conducted. These objectives are achieved through the adherence to proper Board processes and the timely preparation and dissemination to Directors and Board committees of comprehensive Board agendas and papers. Minutes of all Board meetings and Board Committee meetings are kept by the Company Secretary to record in sufficient detail the matters considered by the Board or Committee and decisions reached, including any concerns raised or dissenting views voiced by any Director.

Remuneration of Directors and Senior Management

Remuneration Committee

The Company has established a Remuneration Committee comprising three members with expertise in human resources and personnel emoluments. The Committee is chaired by the Chairman, Mr Canning Fok with Messrs Kwan Kai Cheong and Kevin Westley, both Independent Non-executive Directors, as members.

The Remuneration Committee is charged with the responsibility of assisting the Board in achieving its objective of attracting, retaining and motivating people of the highest calibre and experience needed to develop and implement the Group’s strategy taking into consideration its substantial international operations. It is also responsible for the development and administration of a fair and transparent procedure for setting policies on the remuneration of Directors and senior management of the Company and for determining their remuneration packages.

The Executive Directors, assisted by the Human Resources Department, are responsible for reviewing all relevant remuneration data and market conditions, in addition to considering the performance of individuals and the profitability of the Group, in order to propose to the Remuneration Committee for consideration and approval remuneration packages for Directors and senior management. Executive Directors, however, do not participate in the determination of their own remuneration.

In December 2007, the Remuneration Committee held a meeting, at which all members were present, to review background information on market data (including economic indicators and recommendation from Employers’ Federation of Hong Kong), the Group’s business activities and human resources issues, and headcount and staff costs. The Committee subsequently reviewed and approved the proposed 2007 directors’ fees, year end bonus and 2008 remuneration package of Executive Directors and senior management and made recommendation to the Board on the directors’ fees for Non-executive Directors.

Hutchison Telecommunications International Limited Annual Report 2007	85

Corporate Governance Report

The Directors’ fees for 2007 amounted to HK$3.57 million. The emoluments of the Directors of the Company paid in connection with the management of the affairs of the Group, excluding amounts received from the Company’s listed subsidiary and paid to the Company, are as follows:

Name of Director	Director’s Fees HK$ millions	Basic Salaries, Allowances and Benefits- in-kind HK$ millions	Bonus HK$ millions	Provident Fund Contributions HK$ millions	Share-based Payments(4) HK$ millions	Inducement or Compensation on Fees HK$ millions	Total Emoluments HK$ millions
Fok Kin-ning, Canning	0.37	—	—	—	—	—	0.37
Lui Dennis Pok Man	0.27	3.80	17.10	0.28	39.90	—	61.35
Tim Lincoln Pennington	0.27	3.52	8.27	0.66	14.78	—	27.50
Frank John Sixt	0.27	—	—	—	—	—	0.27
Naguib Sawiris(1)	0.04	—	—	—	—	—	0.04
Aldo Mareuse(2)	0.27	—	—	—	—	—	0.27
Michael John O’Connor(3)	0.23	—	—	—	—	—	0.23

	1.72	7.32	25.37	0.94	54.68	—	90.03

Kwan Kai Cheong	0.65	—	—	—	—	—	0.65
John W Stanton	0.55	—	—	—	—	—	0.55
Kevin Westley	0.65	—	—	—	—	—	0.65

	1.85	—	—	—	—	—	1.85

Notes:

1.	Mr Naguib Sawiris resigned as Director of the Company on 28 February 2007.
2.	Mr Aldo Mareuse resigned as Director of the Company on 3 January 2008.
3.	Mr Michael John O’Connor was appointed as Director of the Company on 28 February 2007 and subsequently resigned on 3 January 2008.
4.	Share option benefits represent the fair value of share options granted under the Company’s share option scheme, which is calculated in accordance with the methodology disclosed in note 36(a) to the accounts. This methodology does not take into account of the actual share price at the date of exercise and whether the share options have been exercised. The significant inputs to the valuation model are disclosed in note 36(a) to the accounts and details of the share options granted are set out on pages 155 to 156 of this annual report.

86	Hutchison Telecommunications International Limited Annual Report 2007

Corporate Governance Report

Accountability and Audit

Financial Reporting

The annual and interim results of the Company are published in a timely manner within the limits of three months and two months respectively after the end of the relevant periods. In addition, the Company also publishes its business performance of the Group through key performance indicators on a quarterly basis.

The responsibility of Directors in relation to the financial statements is set out below. It should be read in conjunction with, but distinguished from, the Independent Auditor’s Report on page 93 which acknowledges the reporting responsibility of the Group’s Auditor.

Annual Report and Accounts

The Directors acknowledge their responsibility for the preparation of the Annual Report and financial statements of the Company to ensure that these financial statements give a true and fair presentation in accordance with Cayman Islands Companies Law and the applicable accounting standards.

Accounting Policies

The Directors consider that in preparing the financial statements, the Group applies appropriate accounting policies that are consistently adopted and makes judgments and estimates that are reasonable and prudent, in accordance with the applicable accounting standards.

Accounting Records

The Directors are responsible for ensuring that the Group keeps accounting records which disclose the financial position of the Group upon which financial statements of the Group could be prepared in accordance with the Group’s accounting policies.

Safeguarding Assets

The Directors are responsible for taking all reasonable and necessary steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities within the Group.

Going Concern

The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

Audit Committee

The Audit Committee comprises the three Independent Non-executive Directors, and is chaired by Mr Kevin Westley. All committee members possess appropriate business and financial management experience and skills to understand financial statements and internal controls. However, the Audit Committee is authorised to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers necessary.

The Audit Committee held five meetings in 2007 with an average attendance rate of approximately 93%.

Name of Member	Attended/Eligible to attend
Kevin Westley (Chairman)	5/5
Kwan Kai Cheong	5/5
John W Stanton	4/5

Hutchison Telecommunications International Limited Annual Report 2007	87

Corporate Governance Report

While the Board is responsible for having the financial statements of the Company prepared, the Audit Committee is responsible for monitoring the integrity of financial statements of the Company. In addition to the review of financial information of the Company, the Audit Committee also, amongst other things, oversees the relationship between the Company and the Auditor and reviews the Company’s financial reporting system, internal control and risk management procedures.

In 2007, the Audit Committee considered reports from the Chief Financial Officer and the Auditor in respect of a number of matters including the Company’s reporting, budgeting and forecasting procedures, audit strategy, quarterly key performance indicators and scope and progress of the US Sarbanes-Oxley Act of 2002 compliance project. The Audit Committee reviewed with senior management and the Auditor of the Company their respective audit findings on the Company’s financial statements as of and for the year ended 31 December 2007 and internal control over financial reporting as of 31 December 2007, the accounting principles and practices adopted by the Group and risk management and financial reporting matters. This review by the Committee included an appraisal of the integrity of financial statements and internal control over financial reporting of the Company and the annual report and accounts of the Company.

The Audit Committee regularly reviewed the work plan and results of the internal audit team’s assessment and monitoring of the Group’s internal control systems and it also received regular reports on the Group’s compliance with internal and external regulatory requirements.

In addition, the Audit Committee had considered and endorsed the adoption of the International Financial Reporting Standards for preparation of the Company’s consolidated financial statements for the year ended 31 December 2007 and thereafter.

Auditor’s Remuneration

The amount of fees charged by the Auditor of the Company in respect of their audit services is disclosed in note 10 to the accounts of the Company. The Audit Committee is responsible for approving the remuneration and terms of engagement of the Auditor and for making recommendation to the Board regarding any non-audit services to be provided to the Company by the Auditor.

For the year ended 31 December 2007, the fees paid to the Auditor of the Company were primarily for audit and audit related services as there were no material non-audit related service assignments undertaken by them.

Internal Control and Group Risk Management

The Board has overall responsibility for establishing and maintaining the Group’s internal control systems and has ensured that the Group has in place appropriate internal control and approval procedures. Together with the internal audit team, the Auditor and the Group’s senior management, the Audit Committee reviews and monitors such internal control and approval procedures with a view to ensuring their effectiveness. The Company also maintains a system of disclosure controls and procedures to ensure that information required to be disclosed by the Company is recorded, processed, summarised and reported within the required time periods and accumulated and communicated to the Company’s management to allow timely decisions regarding disclosure.

The various controls and procedures in place are described below.

Internal Control Environment

The Board has overall responsibility for monitoring the Group’s operations. Executive Directors are appointed to the boards of all material operating subsidiaries and associates. Executive management works closely with the senior management of the Group’s operations, monitoring their performance to ensure that strategic objectives and business performance targets are being met.

As part of the Group’s five year corporate planning cycle, senior management of each of the operations within the Group prepares a business plan and budget annually which is subject to review and approval by the Executive Directors. When setting budgets and forecasts, senior management identifies, evaluates and reports on the likelihood and potential financial impact of any significant business risks. Budgets are prepared on an annual basis and forecasts are prepared on a quarterly basis and reviewed for differences to the budget.

Financial management accounts are submitted to executive management by each operation on a monthly basis and a finance and operations review conducted with each of the operations. Such review includes business performance against budgets, forecasts, significant business risk sensitivities and strategies and any material accounting and finance related matters.

88	Hutchison Telecommunications International Limited Annual Report 2007

Corporate Governance Report

The Chief Financial Officer has established guidelines and procedures for the approval and control of expenditures. Both operating and capital expenditures are subject to overall budget control. Operating expenditure is further controlled by approval levels for such expenditures being set by reference to the level of responsibility of the relevant executives and officers. Capital expenditures are also subject to specific approval prior to commitment for material expenditures within the approved budget, and also unbudgeted expenditures. Reports on actual versus budgeted and approved expenditures are reviewed on a quarterly basis.

The internal audit function provides independent assurance as to the existence and effectiveness of the risk management activities and controls in the Group’s business operations. Using risk assessment methodology and taking into account the dynamics of the Group’s activities, internal audit derives its yearly audit plan. The plan is reassessed during the year as needed to ensure that adequate resources are deployed and the plan’s objectives are met. Internal audit is responsible for assessing the Group’s internal control system, formulating an impartial opinion on the system, and to report its findings to the Audit Committee, the Chief Executive Officer, the Chief Financial Officer and relevant senior management. The internal audit team also follows up on all findings to ensure that identified issues are satisfactorily resolved. In addition, a regular dialogue is maintained with the Auditor of the Group so that both are aware of the significant factors which may affect their respective scopes of work.

Review of Internal Controls

The Directors confirm that they have reviewed the effectiveness of the system of internal control of the Company and its subsidiaries as of 31 December 2007 and that they consider that such system is reasonably effective and adequate. The review covered all material controls including financial, operational and compliance controls and the risk management function.

The various procedures described above are designed to identify and manage risks that could potentially adversely affect the Group’s ability to meet its business objectives and to properly record and report financial information. However, such procedures do not meet the requirements of, nor are they in compliance with, the requirements of the US Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as set out below.

Compliance with US Sarbanes-Oxley Act

As the Company is listed on the NYSE and has securities registered under the US Securities Exchange Act of 1934 (the “Exchange Act”), it is subject to the provisions of the Sarbanes-Oxley Act.

Evaluation of Disclosure Controls and Procedures

Under the Sarbanes-Oxley Act, management of the Company, including the Chief Executive Officer and Chief Financial Officer, are carrying out an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of 31 December 2007. “Disclosure controls and procedures” are defined under the Exchange Act as controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within required time periods. These controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to a company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Upon completion of their evaluation, the Chief Executive Officer and Chief Financial Officer will be required to conclude in the annual report on Form 20-F for the year ended 31 December 2007 (the “Form 20-F”) to be filed with the US Securities and Exchange Commission no later than 30 June 2008 whether, as of 31 December 2007, the Group’s disclosure controls and procedures were effective in providing reasonable assurance that the objectives of the disclosure controls and procedures are met.

Hutchison Telecommunications International Limited Annual Report 2007	89

Corporate Governance Report

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Report on Internal Control over Financial Reporting

Under the Exchange Act, management of the Company, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, and for performing an assessment of the effectiveness of internal control over financial reporting as of 31 December 2007. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

The Group’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Group are being made only in accordance with authorisations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting might not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls might become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures might deteriorate.

Management of the Company is performing an assessment of the effectiveness of the Group’s internal control over financial reporting as of 31 December 2007 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment using those criteria, upon the completion of the assessment of internal controls over the preparation of the Form 20-F, management will be required to conclude whether, as of 31 December 2007, the Group’s internal control over financial reporting was effective. As of the date of this annual report, management is not aware of any instances of material weaknesses.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, no change has occurred in the Group’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

Summary of Differences from the NYSE Corporate Governance Practices for US Domestic Issuers

As the Company is listed on the NYSE, it is required to provide a summary of the significant ways in which its corporate governance practices, as a non-US issuer, differ from those followed by US companies under the listing standards of the NYSE. This summary is set forth in the Corporate Governance section of the Company’s website at www.htil.com.

90	Hutchison Telecommunications International Limited Annual Report 2007

Corporate Governance Report

Shareholders’ Rights and Investor Relations

The Company is committed to fostering and maintaining good investor relations and communications through the participation of senior management in regular meetings with, and presentations to, institutional shareholders and analysts, investor conference calls and roadshows. Presentations and media briefings are also made when the financial results are announced.

The Board provides full, transparent and timely information to shareholders and investors regarding important events and developments of the business in its announcements and media releases and briefings and through the publication of quarterly key performance indicators, interim and annual reports providing detailed information on the financial performance of the Group. Shareholders and investors can also subscribe to receive information through email alerts and to post specific questions to our investor relations contacts via the Company’s website.

Shareholders are encouraged to attend all general meetings of the Company. All shareholders have statutory rights to call for extraordinary general meetings and put forward agenda items for consideration by shareholders by sending to the Company Secretary at the principal place of business a written request for such general meetings together with the proposed agenda items. All substantive resolutions at general meetings are decided on a poll which is conducted by the Company Secretary and scrutinised by the Company’s Hong Kong Branch Share Registrar. The results of the poll are published on the websites of the Company and The Stock Exchange of Hong Kong Limited. Financial and other information on the Group is made available on the Company’s website, which is regularly updated.

The Company held its last two shareholders’ meetings on 8 May 2007 at Harbour Plaza Hong Kong, Hung Hom, Kowloon, Hong Kong. The resolutions proposed at those meetings and the percentage of votes cast in favour of such resolutions are set out below:-

2007 Annual General Meeting

1.	Consideration and approval of the audited financial statements and reports of Directors and the Auditor for the year ended 31 December 2006 (99.99%);

2.	Re-election of Mr Lui Dennis Pok Man, Mr Michael John O’Connor and Mr Kwan Kai Cheong as Directors of the Company (98.76% to 99.99% in respect of each individual resolution), and authorisation of the Board of Directors to fix the Directors’ remuneration (99.33%);

3.	Re-appointment of the Auditor and authorisation of the Board of Directors to fix the Auditor’s remuneration (99.99%); and

4.	Granting of general mandates to Directors to issue additional shares in the Company (90.79%) and to repurchase by the Company of its own shares (99.99%), and extension of the general mandate to issue additional shares (90.15%).

Extraordinary General Meeting

1.	Approval, ratification and confirmation of the settlement agreement dated 15 March 2007 entered into among the Company, Essar Teleholdings Limited, Essar Com Limited, Essar Telecom Investments Limited and Essar Communications (India) Limited, and authorisation of the Directors to execute documents and/or do all such acts on behalf of the Company in connection with such agreement (99.06%);

2.	Approval, ratification and confirmation of the handset supply agreements both dated 27 March 2007 entered into between H3G Procurement Services S.à r.l. (“H3G”) as supplier, and each of Hutchison Telephone Company Limited (“HTCL”) and Partner Communications Company Ltd., as customer, approval of the proposed annual caps for the aggregate value of the transactions for three financial years ending 31 December 2009 contemplated under such agreement between H3G and HTCL, and authorisation of the Directors to execute documents and/or do all such acts on behalf of the Company in connection with such agreements (99.99%);

3.	Approval of the proposed annual caps for the value of aggregate revenues to the Group for three financial years ending 31 December 2009 contemplated under the marketing agreement dated 14 August 1996 entered into between Hutchison CAT Wireless MultiMedia Limited and CAT Telecom Public Company Limited (99.99%);

4.	Approval of the proposed downward adjustment of the exercise price of the outstanding share options of the Company, approval of the alteration of the terms of the Company’s share option scheme, and authorisation of the Directors to execute documents and/or to do all such acts on behalf of the Company in connection with the implementation of such alteration (94.98%); and

Hutchison Telecommunications International Limited Annual Report 2007	91

Corporate Governance Report

5.	Approval of the amendment of Articles of Association of the Company to reflect the requirements of the Listing Rules, including the Code on Corporate Governance Practices contained in Appendix 14 (99.98%). The amendment, which were the only changes made to Articles of Association of the Company during 2007, included:

(a)	all Directors appointed to fill a casual vacancy are subject to election by shareholders of the Company at the first general meeting instead of the first annual general meeting after their appointment;

(b)	the Company can remove any Director in a general meeting by ordinary resolution; and

(c)	at each annual general meeting, one-third of the Directors or, if their number is not a multiple of three, the number nearest to but not less than one-third (instead of not greater than one-third) shall retire from office by rotation.

All resolutions put to shareholders at those meetings were passed. The results of the voting by poll were published on the websites of the Company and The Stock Exchange of Hong Kong Limited and also in local newspapers.

Other corporate information is set out in the “Information for Shareholders” section of this annual report. This includes, among others, dates for key corporate events and public float capitalisation as at 31 December 2007.

By Order of the Board

Edith SHIH

Company Secretary

Hong Kong, 18 March 2008

92	Hutchison Telecommunications International Limited Annual Report 2007

Independent Auditor’s Report

Independent Auditor’s Report to the Shareholders of Hutchison Telecommunications International Limited

(Incorporated in the Cayman Islands with limited liability)

We have audited the consolidated accounts of Hutchison Telecommunications International Limited (the “Company”) and its subsidiaries (together the “Group”) set out on pages 94 to 163, which comprise the consolidated and the Company’s balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of recognised income and expense and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors’ Responsibility for the Accounts

The directors are responsible for the preparation and true and fair presentation of these consolidated accounts in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated accounts give a true and fair view of the financial position of the Company and the Group as at 31 December 2007 and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Other Matters

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 18 March 2008

Hutchison Telecommunications International Limited Annual Report 2007	93

  Consolidated Income Statement   For the year ended 31 December

	Note	2006 HK$ millions		2007 HK$ millions		2007 US$ millions (Note 40)
Continuing operations:
Turnover	7		17,923		20,401		2,616
Cost of inventories sold			(2,164)		(2,671)		(343)
Staff costs	9		(1,897)		(2,295)		(294)
Depreciation and amortisation			(3,804)		(4,226)		(542)
Other operating expenses	10		(8,685)		(10,182)		(1,306)

			1,373		1,027		131
Impairment charge for Thailand segment	11		—		(3,854)		(494)
Profit on disposal of investments and others, net	12		44		8		1

Operating profit/(loss)			1,417		(2,819)		(362)
Interest income	13		66		1,619		208
Interest and other finance costs	13		(1,652)		(1,335)		(171)
Share of results of associates	14		(1)		—		—

Loss before taxation			(170)		(2,535)		(325)
Taxation	15		(653)		(191)		(24)

Loss for the year from continuing operations			(823)		(2,726)		(349)

Discontinued operations:
Profit from discontinued operations	16		2,399		70,502		9,040

Profit for the year			1,576		67,776		8,691

Attributable to:
Equity holders of the Company:
- continuing operations			(1,191)		(3,147)		(403)
- discontinued operations			1,392		70,031		8,980

			201		66,884		8,577

Minority interest:
- continuing operations			368		421		54
- discontinued operations			1,007		471		60

			1,375		892		114

			1,576		67,776		8,691

Dividend	17		—		32,234		4,133

Basic and diluted loss per share from continuing operations attributable to equity holders of the Company	18	HK$	(0.25)	HK$	(0.66)	US$	(0.08)

Basic and diluted earnings per share attributable to equity holders of the Company	18	HK$	0.04	HK$	14.01	US$	1.80

The accompanying notes are an integral part of the consolidated accounts.

94	Hutchison Telecommunications International Limited Annual Report 2007

Consolidated Balance Sheet  As at 31 December

	Note		2006 HK$ millions	2007 HK$ millions	2007 US$ millions (Note 40)

ASSETS
Current assets
Cash and cash equivalents	19		2,048	36,611	4,695
Trade and other receivables	20		10,090	4,702	603
Stocks			436	515	66
Derivative financial assets	21	(a)	23	25	3

Total current assets			12,597	41,853	5,367

Non-current assets
Fixed assets	22		31,962	16,950	2,174
Goodwill	23		19,571	6,070	778
Other intangible assets	24		10,760	7,818	1,003
Other non-current assets	25		3,829	3,354	430
Deferred tax assets	26		997	376	48
Interests in associates			2	2	—

Total non-current assets			67,121	34,570	4,433

Total assets			79,718	76,423	9,800

LIABILITIES
Current liabilities
Trade and other payables	27		13,479	7,902	1,014
Borrowings	28		16,048	5,083	652
Current income tax liabilities			153	111	14
Derivative financial liabilities	21	(b)	185	119	15

Total current liabilities			29,865	13,215	1,695

Non-current liabilities
Borrowings	28		23,369	5,937	761
Deferred tax liabilities	26		1,075	584	75
Other non-current liabilities	29		2,992	2,551	327

Total non-current liabilities			27,436	9,072	1,163

Total liabilities			57,301	22,287	2,858

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	30	(b)	1,191	1,195	153
Reserves	31		15,468	50,089	6,423

			16,659	51,284	6,576
Minority interest	32	(d)	5,758	2,852	366

Total equity			22,417	54,136	6,942

Total equity and liabilities			79,718	76,423	9,800

Net current (liabilities)/assets			(17,268)	28,638	3,672

Total assets less current liabilities			49,853	63,208	8,105

The accompanying notes are an integral part of the consolidated accounts.

LUI Dennis Pok Man	Tim Lincoln PENNINGTON
Director	Director

Hutchison Telecommunications International Limited Annual Report 2007	95

  Consolidated Cash Flow Statement  For the year ended 31 December

	Note		2006 HK$ millions	2007 HK$ millions	2007 US$ millions (Note 40)

Cash flows from operating activities
Continuing operations:
Loss before taxation			(170)	(2,535)	(325)
Adjustments for:
- Interest income	13		(66)	(1,619)	(208)
- Interest and other finance costs	13		1,652	1,335	171
- Depreciation and amortisation	8		3,804	4,226	542
- Share-based payments	9		116	223	29
- Profit on disposal of investments and others, net	12		(44)	(8)	(1)
- Loss on disposal of fixed assets	10		27	26	4
- Impairment charge for Thailand segment	11		—	3,854	494
- Write-off of customer acquisition and retention costs	10		26	44	6
- Share of results of associates	14		1	—	—
- Changes in working capital
- Decrease/(Increase) in stocks			222	(122)	(16)
- Increase in trade receivables, other receivables and prepayments			(720)	(1,319)	(169)
- Decrease in short-term receivable from related companies			36	50	6
- (Decrease)/Increase in trade and other payables			(760)	822	105
- Decrease in short-term payable to related companies			(54)	(38)	(5)

Cash generated from continuing operations			4,070	4,939	633
Interest received			66	1,562	200
Interest and other finance costs paid			(1,438)	(878)	(113)
Taxes paid			(638)	(631)	(81)

Net cash generated from operating activities of continuing operations			2,060	4,992	639

Discontinued operations:
Cash generated from discontinued operations			4,459	782	100
Interest received			48	16	2
Interest and other finance costs paid			(804)	(713)	(92)
Taxes paid			(249)	(89)	(11)

Net cash generated from/(used in) operating activities of discontinued operations			3,454	(4)	(1)

Net cash generated from operating activities			5,514	4,988	638

Cash flows from investing activities
Continuing operations:
Purchase of fixed assets			(1,884)	(2,532)	(325)
Upfront and fixed periodic payments for telecommunications licences			(227)	(296)	(38)
Additions to customer acquisition and retention costs			(485)	(602)	(77)
Additions to prepaid capacity and maintenance			(23)	(83)	(11)
Advance payments for network rollout			(162)	(1,103)	(141)
Increase in long-term deposits			(35)	—	—
Proceeds from disposal of fixed assets			24	23	3
Purchase of transmission business	32	(b)	(124)	—	—
Proceeds from disposal of subsidiaries, net of cash disposed of	32	(c)	2	—	—

Net cash used in investing activities of continuing operations			(2,914)	(4,593)	(589)

The accompanying notes are an integral part of the consolidated accounts.

96	Hutchison Telecommunications International Limited Annual Report 2007

Consolidated Cash Flow Statement  For the year ended 31 December

	Note		2006 HK$ millions	2007 HK$ millions	2007 US$ millions (Note 40)
Discontinued operations:
Cash used in investing activities			(12,170)	(4,697)	(602)
Proceeds from disposal of subsidiaries, net of cash disposed of	32	(c)	—	83,185	10,667

Net cash (used in)/generated from investing activities of discontinued operations			(12,170)	78,488	10,065

Net cash (used in)/generated from investing activities			(15,084)	73,895	9,476

Cash flows from financing activities
Continuing operations:
Net cash generated from/(used in) financing activities			438	(14,045)	(1,800)
Proceeds from exercise of share options of the Company			116	95	12
Proceeds from exercise of share options of a subsidiary			78	142	18
Equity contribution from minority shareholders			195	—	—
Dividend paid to the Company’s shareholders	17		—	(32,234)	(4,133)
Dividend paid to minority shareholders	32	(d)	(266)	(594)	(76)
(Repayment)/Drawing of loan from minority shareholders	32	(d)	(188)	608	78
Decrease in restricted cash			1	—	—

Net cash generated from/(used in) financing activities of continuing operations			374	(46,028)	(5,901)

Discontinued operations:
Net cash generated from financing activities of discontinued operations			8,808	1,708	219

Net cash generated from/(used in) financing activities			9,182	(44,320)	(5,682)

(Decrease)/Increase in cash and cash equivalents			(388)	34,563	4,432
Cash and cash equivalents at beginning of year			2,436	2,048	263

Cash and cash equivalents at end of year			2,048	36,611	4,695

Analysis of net debt/(cash)
Borrowings	28		39,417	11,020	1,413
Less: Cash and cash equivalents	19		(2,048)	(36,611)	(4,695)

Net debt/(cash)			37,369	(25,591)	(3,282)

The accompanying notes are an integral part of the consolidated accounts.

Hutchison Telecommunications International Limited Annual Report 2007	97

Consolidated Statement of Recognised Income and Expense For the year ended 31 December

	2006 HK$ millions	2007 HK$ millions	2007 US$ millions (Note 40)
Currency translation differences	321	1,280	164
Actuarial gains of defined benefit plans	12	38	5

Net income recognised directly in equity	333	1,318	169
Profit for the year	1,576	67,776	8,691

Total recognised income for the year	1,909	69,094	8,860

Attributable to:
Equity holders of the Company	277	67,672	8,678
Minority interest	1,632	1,422	182

	1,909	69,094	8,860

The accompanying notes are an integral part of the consolidated accounts.

98	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

1.	General Information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”), and in the form of American Depositary Shares on New York Stock Exchange, Inc. (“NYSE”).

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has a fixed-line telecommunications business in Hong Kong.

These accounts have been approved for issuance by the Board of Directors on 18 March 2008.

2.	Change in Financial Reporting Standards

In 2006 and prior years, the Group’s accounts had been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”). With effect from the year ended 31 December 2007, the Company has prepared its consolidated accounts in accordance with International Financial Reporting Standards (“IFRS”) and compiled the comparative accounts for the year ended 31 December 2006 in accordance with IFRS. As the Group has operations in multiple countries in different continents and has diverse international shareholders, the directors believe that the adoption of IFRS allows its accounts to be more easily understood by its shareholders, potential investors, the capital markets and other users internationally.

3.	Basis of Preparation and Principal Accounting Policies

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below.

(a)	Basis of preparation

These accounts have been prepared in accordance with IFRS. IFRS 1 “First-time Adoption of International Financial Reporting Standards” has been applied in preparing these accounts. These accounts are the first financial statements of the Group to be prepared in accordance with IFRS. The policies set out below have been consistently applied to all the years presented except for the mandatory exceptions and certain of the optional exemptions adopted by the Group as set out in Note 4(a). The consolidated accounts of the Group until 31 December 2006 had been prepared in accordance with HKFRS. The conversion from HKFRS to IFRS did not result in any material impact on the Group’s accounts while the descriptions of transition from HKFRS to IFRS are given in Note 4.

These consolidated accounts have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation of accounts in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated accounts, are disclosed in Note 6.

Hutchison Telecommunications International Limited Annual Report 2007	99

Notes to the Accounts

3.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Changes in accounting policies

At the date of authorisation of these accounts, the following new/revised standards, amendment to standard and interpretations to existing standards have been issued but are not effective for the year ended 31 December 2007:

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IFRS 8	Operating Segments
IFRIC Interpretation 11	IFRS 2 - Group and Treasury Share Transactions
IFRIC Interpretation 12	Service Concession Arrangements
IFRIC Interpretation 13	Customer Loyalty Programmes
IFRIC Interpretation 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding
Requirements and their Interaction
IAS 27 (Revised)	Consolidated and Separate Financial Statements
Amendment to IFRS 2	Vesting Conditions and Cancellations
IFRS 3 (Revised)	Business Combinations

The Group did not early adopt any of these new/revised standards, amendment to standard and interpretations to existing standards. The adoption of these new/revised standards, amendment to standard and interpretations to existing standards in future periods is not expected to result in substantial changes to the Group’s accounting policies.

(c)	Basis of consolidation

The consolidated accounts made up to 31 December include the accounts of the Company and all of its direct and indirect subsidiaries and also incorporate the Group’s interest in associates on the basis set out in Note 3(f) below. Results of subsidiaries and associates acquired or disposed of during the year are included as from their effective dates of acquisition to 31 December or up to the dates of disposal as the case may be.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries and associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

100	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

3.	Basis of Preparation and Principal Accounting Policies (continued)

(d)	Subsidiaries

A company is a subsidiary if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long-term basis. In the consolidated accounts, subsidiaries are accounted for as described in Note 3(c) above. In the unconsolidated accounts of the Company, investments in subsidiaries are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiaries as at 31 December 2007 are set forth on page 163.

(e)	Minority interest

Minority interest at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, is presented in the consolidated balance sheet separately from equity attributable to the equity shareholders of the Company. Minority interest in the results of the Group is presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interest and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

(f)	Associates

An investee company is classified as an associate if significant influence is exercised over its management but there is no contractual agreement between the shareholders to establish the Group’s control or joint control over the economic activities of the entity. Results of the associates are incorporated in the accounts to the extent of the Group’s share of the post acquisition results. Investments in associates represent the Group’s share of their net assets, after attributing fair values to their net assets as at the date of acquisition, less provision for impairment in value.

(g)	Business Co-operation Contract

The Group obtained an investment licence from the Ministry of Planning and Investment of Vietnam to engage in a business co-operation under a Business Co-operation Contract (“BCC”) with Hanoi Telecommunications Joint Stock Company to build, operate and develop a mobile telecommunications network in Vietnam. By virtue of the financing arrangements of the BCC, the Group bears the majority of the economic risks of the BCC and thus currently has accounted for the BCC as if it is a subsidiary of the Group. The Group has recognised in its accounts the assets that it controls and the liabilities that it incurs, as well as the expenses that it incurs and the revenue that is generated from the BCC.

Hutchison Telecommunications International Limited Annual Report 2007	101

Notes to the Accounts

3.	Basis of Preparation and Principal Accounting Policies (continued)

(h)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the accounts of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated accounts are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(iii)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

—	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

—	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

—	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustments).

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the consolidated income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

102	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

3.	Basis of Preparation and Principal Accounting Policies (continued)

(i)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Fixed assets are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives.

Buildings	20 - 50 years
Telecommunications and network equipment	10 - 35 years
Motor vehicles	4 - 5 years
Office furniture & equipment and computer equipment	3 - 7 years
Leasehold improvements	Over the unexpired period of the lease or 7 years, whichever is the shorter

Subsequent costs on fixed assets are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the period in which they are incurred.

Construction in progress is stated at cost, which includes borrowing costs incurred to finance the construction, and is proportionally attributed to the qualifying assets.

The assets’ residual values and useful lives are reviewed, and adjusted if applicable, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(j)	Leased assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the consolidated income statement. All other leases are accounted for as operating leases and the rental payments are charged to the consolidated income statement on a straight-line basis.

(k)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary or associated company at the date of acquisition.

Goodwill on acquisition is reported in the consolidated balance sheet as a separate asset or, as applicable, included within investment in associated company. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The Group allocates goodwill to each business segment in each country in which it operates.

Hutchison Telecommunications International Limited Annual Report 2007	103

Notes to the Accounts

3.	Basis of Preparation and Principal Accounting Policies (continued)

(l)	Other intangible assets

(i)	Telecommunications licences

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time through annual minimum fees plus a variable portion depending on the future revenues from the services. Licence fees payments, the discounted value of the fixed annual fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence.

Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

(ii)	Customer acquisition and retention costs

Costs to acquire or retain telecommunications customers, which are primarily postpaid 3G customers, pursuant to a contract with early termination penalties are in some cases capitalised and amortised over the minimum enforceable contractual period, which is generally a period of 18-24 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition or retention costs are written off in the period in which the customer churns.

Costs to acquire prepaid telecommunications customers are expensed in the period incurred.

(iii)	Brand name and customer base

Brand name and customer base that are acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses. Amortisation of brand name and customer base is calculated on a straight-line basis over the assets’ estimated useful lives unless such lives are indefinite. Brand name and customer base with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

Brand name	17 years
Customer base	5 - 9 years

(m)	Prepaid capacity and maintenance

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortised on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

104	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

3.	Basis of Preparation and Principal Accounting Policies (continued)

(n)	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation, and are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (i.e. CGUs). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(o)	Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

(i)	Financial assets at fair value through profit or loss

A financial asset is designated at fair value through profit or loss at inception if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are expected to be realised within 12 months after the balance sheet date.

(ii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments that the Group has the positive intention and ability to hold to maturity. They are included in non-current assets, except for those with maturities within 12 months after the balance sheet date which are classified as current assets.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

(iv)	Derivative financial instruments

Derivatives that do not qualify for hedge accounting under IAS 39 “Financial Instruments: Recognition and Measurement” are accounted for with the changes in fair value being recognised in the income statement.

Purchases and sales of investments are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Held-to-maturity investments and loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss” category are included in the income statement in the period in which they arise.

Hutchison Telecommunications International Limited Annual Report 2007	105

Notes to the Accounts

3.	Basis of Preparation and Principal Accounting Policies (continued)

(o)	Financial assets (continued)

(v)	Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For financial assets carried at amortised cost, the amount of the impairment is the difference between the assets’ carrying amount and the present value of estimate future cash flows, discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is reduced through the use of a provision account. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. The amount of provision is determined based on historical data of payment statistics for aged receivable balances. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against the income statement. Changes in the carrying amount of the provision account are recognised in profit or loss.

(p)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition.

(q)	Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(r)	Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less provision for impairment (see Note 3(o)(v)).

(s)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the issue of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method except for borrowing costs capitalised for qualifying assets (Note 3(i)).

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

106	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

3.	Basis of Preparation and Principal Accounting Policies (continued)

(t)	Provisions

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(u)	Deferred taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the accounts. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(v)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts unless the probability of outflow of resources embodying economic benefits is remote. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

Hutchison Telecommunications International Limited Annual Report 2007	107

Notes to the Accounts

3.	Basis of Preparation and Principal Accounting Policies (continued)

(x)	Employee benefits

(i)	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or loss and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the year in which they occur in the statement of recognised income and expense.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The Group’s contributions to the defined contribution plans are charged to the income statement in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The Group has no further payment obligations once the contributions have been paid.

(ii)	Share-based payments

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably committed itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

108	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

3.	Basis of Preparation and Principal Accounting Policies (continued)

(y)	Segment reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(z)	Revenue recognition

The Group recognises revenue on the following bases:

(i)	Installation fees are recognised on connection of the service.

(ii)	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to the customers.

(iii)	Revenues from usage charges, software development services and technical services are recognised when services are rendered and collectibility can be reasonably assured.

(iv)	Revenues from prepaid recharges are recognised upon customer’s usage or upon the expiry of the service period.

(v)	Revenues for monthly fees and value added services are recognised on a time proportion basis, taking into account customers’ usage of the services.

(vi)	Network interconnection with international carriers and roaming revenues are recognised as rendered/incurred and are presented on a gross basis.

(aa)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(ab)	Dilution of interest in subsidiaries or associates

Reduction in the Group’s proportionate share of the underlying equity of a subsidiary or associate, including goodwill, which result from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

(ac)	Increase in proportionate share of subsidiaries

The increase in the Group’s proportionate share of the underlying equity of a subsidiary is accounted for using the carrying value of the subsidiary’s assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary and the increase in the share of the carrying values of the subsidiary’s assets and liabilities is recognised as goodwill or negative goodwill in accordance with Notes 3(c) and 3(k) above.

Hutchison Telecommunications International Limited Annual Report 2007	109

Notes to the Accounts

4.	Transition to IFRS

(a)	Application of IFRS

The Group’s accounts for the year ended 31 December 2007 are the first annual financial statements that comply with IFRS. IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated accounts. The Group is required to establish its IFRS accounting policies for the year ended 31 December 2007 and, in general, applies these retrospectively to determine the IFRS opening balance sheet at its date of transition, i.e. 1 January 2006 and the Group prepared its opening IFRS balance sheet at that date. The reporting date of these accounts is 31 December 2007. The Group’s IFRS adoption date is 1 January 2007. In preparing these consolidated accounts in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS. The exemptions adopted by the Group are set out below:

(i)	Business combinations exemption

Business combinations that were recognised before 1 January 2006 were not required to be restated as the Group has elected to not apply IFRS 3 “Business Combinations” retrospectively to past business combinations that occurred prior to 1 January 2004. Accordingly, the Group also applied IAS 36 “Impairment of Assets” and IAS 38 “Intangible Assets” from that date. In addition, it also applied IAS 21 “The Effect of Changes in Foreign Exchange Rates” retrospectively to fair value adjustment and goodwill arising in all business combinations taken place after 1 January 2004. Therefore, goodwill and other fair value adjustments are translated at closing rate for acquisitions taken place after 1 January 2004 and treated as part of the foreign operations’ assets and liabilities.

(ii)	Leases exemption

The Group applied this exemption to determine whether an arrangement exists at the date of transition to IFRS that contains a lease.

(b)	Reconciliations between IFRS and HKFRS

The transition from HKFRS to IFRS in accordance with IFRS 1 did not result in a change to the Group’s shareholders’ equity reported under HKFRS on 1 January 2006 and 31 December 2006. It also did not result in a change in the income statement reported under HKFRS for the financial year ended 31 December 2006. Accordingly, no reconciliations were presented for the shareholders’ equity at the relevant balance sheet dates and income statement for the relevant year then ended.

5.	Financial Risk Management

(a)	Financial risk factors

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists with respect to the Group’s financial assets and liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in a currency that is not the entity’s functional currency. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts as well as forward foreign exchange contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for speculative purposes.

110	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

5.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(i)	Foreign currency exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with the borrowings, accounts payable and surplus funds placed at banks as deposits denominated in US Dollars. During the year, the Group placed surplus funds as US Dollars denominated deposits with several banks to take advantage of investment opportunities as they arise. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency.

For overseas subsidiaries and associates and other investments, which consist of non-HK dollar and non-US dollar assets, the Group generally endeavours to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, the Group may not borrow in the local currency and instead monitor the development of the businesses’ cashflow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings. Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimised using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist. The Group may use derivative instruments to manage or adjust its exposures. For example, US dollar borrowings and repayments of the Thailand operations were converted to Thai Baht through forward foreign currency contracts to match currency exposure of the underlying business and thereby managed against the exchange risk in relation to the Thailand operations’ US dollar-denominated borrowings (see Note 28).

Since the impact of foreign exchange exposure other than US Dollars is insignificant, the table below summarises the foreign exchange exposure in US Dollars, on a net monetary position of each group entity, offsetting the foreign-currency denominated borrowings against the relevant foreign exchange forward and swap contracts, expressed in the Group’s presentation currency of HK dollars.

	2006 HK$ millions	2007 HK$ millions
Continuing operations
Hong Kong	(4,246)	204
Israel	(250)	(587)
Thailand	(167)	(180)
Indonesia	45	(1,337)
Others*	(89)	34,394

	(4,707)	32,494
Discontinued operations
India	(1,575)	—

Total net exposure: net (liabilities) / assets	(6,282)	32,494

*	“Others” as at 31 December 2006 and 2007 comprised Vietnam, Sri Lanka, Ghana and Corporate.

Hutchison Telecommunications International Limited Annual Report 2007	111

Notes to the Accounts

5.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(i)	Foreign currency exposure (continued)

As at the balance sheet dates, a 10% strengthening of the functional currency of each sub-group against US Dollars would have increased/(decreased) profit and loss by the amounts as shown below. This analysis assumes that all other variables remain constant.

	2006 Impact to profit and loss HK$ millions	2007 Impact to profit and loss HK$ millions
US Dollars	(628)	3,249

A 10% weakening of the functional currency of each sub-group against US Dollars at 31 December would have had the equal but opposite effect on these currencies to the amounts shown above, on basis that all other variables remain constant. There is no foreign currency transaction risk that would affect equity directly.

(ii)	Interest rate exposure

The Group’s main interest risk exposures relate to its borrowings and investments of surplus funds placed with banks as deposits. The Group manages its interest rate exposure of borrowings with a focus on reducing the overall cost of debt. When considered appropriate, we use interest rate swaps to manage the interest rate exposure. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the hedged debts is adjusted to include the payments made or received under the interest rate swaps.

As at 31 December 2007, the carrying amount of the Group’s financial assets and liabilities where their cash flows are subject to interest rate exposure are as follows:

	2006 HK$ millions	2007 HK$ millions
Borrowings at floating rates	(28,940)	(10,445)
Cash at banks and short-term bank deposits	1,995	36,607
Deposits classified in non-current assets	451	469
Interest bearing loans from minority shareholders	(143)	(152)
Other derivatives	(32)	18

	(26,669)	26,497

The interest rate profile of the Group’s borrowings is disclosed in Note 28. The cash deposits placed with banks generate interest at the prevailing market interest rates.

As at the balance sheet dates, if interest rates had been 100 basis points lower, with all other variables held constant, pre-tax profit for 2007 and loss for 2006 would have reduced by HK$281 million and HK$249 million respectively, mainly as a result of lower interest expenses on floating rate borrowings and interest income from cash and deposits; there would have no direct impacts on equity as the Group did not have financial instruments qualified for hedge accounting whereby all movement of interest expense and income as a result of interest rates changes would be charged to the income statement.

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point movement represents management’s assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

112	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

5.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iii)	Credit risk

Credit risk is managed on a group basis. The Group’s credit risk arises from counter party and investment risks in respect of our surplus funds, derivative financial instruments as well as credit exposures to trade and other receivables. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

For counter party and investment risks in respect of our surplus fund, the Group manages these risks by placing deposits with credit worthy financial institutions attaining a minimum credit rating of AA-/Aa3 as rated by Standard & Poor’s or Moody’s or investing in marketable securities such as US Treasuries or Commercial Papers/Certificates of Deposits issued by credit-worthy counter-parties with similar credit rating as above. Any deviations from this policy are to be approved by the Board. During the year, one such approval was obtained for placing deposit with a financial institution having a credit rating of A. The maximum exposure to this bank during the period did not exceed US$207 million (approximately HK$1,614 million).

The average credit period granted by the Group to customers ranges from 30 to 45 days. The utilisation of credit limits is regularly monitored. Debtors who have overdue accounts are requested to settle all outstanding balances before any further credit is granted. Sales of telecommunications products and services to customers are primarily made in cash or via major credit cards. The Group also has sales of handsets in installments (mostly 36 monthly payments through major credit cards). There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers, internationally dispersed. The Group does not have a significant exposure to any individual debtors.

The Group considers its maximum exposure to credit risk at the reporting dates is the carrying value of each class of financial assets as follows:

	2006 HK$ millions	2007 HK$ millions
Cash at banks and short-term bank deposits	1,995	36,607
Trade and other receivables (Note 20)	10,090	4,702
Derivative financial assets (Note 21(a))	23	25
Other receivable classified as other non-current assets	1,949	1,651

	14,057	42,985

Hutchison Telecommunications International Limited Annual Report 2007	113

Notes to the Accounts

5.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iv)	Liquidity risk

Prudent liquidity risk management, including maintaining sufficient cash, the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions, is adopted. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining availability under committed credit lines and sufficient cash for operating and investing activities.

The following table details the contractual maturities at the balance sheet date of the Group’s financial liabilities and net-settled derivative financial liabilities, which are based on contractual undiscounted cash flows and the earliest date the Group can be required to pay.

	Carrying amount	Contractual liabilities	Non-contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
As at 31 December 2006
HK$ millions
Borrowings (Note 28)	39,417	39,417	—	(39,425)	(16,050)	(16,504)	(6,555)	(316)
Currency swap (Note 21(b))	145	145	—	(95)	(101)	13	(7)	—
Other derivatives (Note 21(b))	32	32	—	(32)	(32)	—	—	—
Trade payables (Note 27(a))	2,531	2,531	—	(2,531)	(2,531)	—	—	—
Other payables	10,896	4,541	6,355	(4,541)	(4,348)	(131)	(60)	(2)
Licence fees liabilities (Note 29(a))	2,808	2,808	—	(4,755)	(284)	(607)	(1,402)	(2,462)

	55,829	49,474	6,355	(51,379)	(23,346)	(17,229)	(8,024)	(2,780)

	Carrying amount	Contractual liabilities	Non-contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
As at 31 December 2007
HK$ millions
Borrowings (Note 28)	11,020	11,020	—	(11,020)	(5,083)	(2,858)	(3,079)	—
Currency swap (Note 21(b))	22	22	—	(22)	(9)	(9)	(4)	—
Forward foreign exchange contracts	60	60	—	(62)	(62)	—	—	—
Trade payables (Note 27(a))	1,752	1,752	—	(1,752)	(1,752)	—	—	—
Other payables	5,759	2,188	3,571	(2,188)	(1,864)	(324)	—	—
Licence fees liabilities (Note 29(a))	2,866	2,866	—	(4,499)	(607)	(409)	(1,572)	(1,911)

	21,479	17,908	3,571	(19,543)	(9,377)	(3,600)	(4,655)	(1,911)

114	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

5.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iv)	Liquidity risk (continued)

The following table details the contractual maturities at the balance sheet date of the Group’s derivative financial liabilities that will be settled on a gross basis. The amounts disclosed in the table are based on the contractual undiscounted cash flows and the earliest date the Group can be required to pay.

	Carrying amount	Contractual liabilities	Non-contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
As at 31 December 2006
HK$ millions
Forward foreign exchange contracts	8	8	—
- Inflow				530	530	—	—	—
- Outflow				(576)	(576)	—	—	—

	8	8	—	(46)	(46)	—	—	—

	Carrying amount	Contractual liabilities	Non-contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
As at 31 December 2007
HK$ millions
Forward foreign exchange contracts	37	37	—
- Inflow				608	608	—	—	—
- Outflow				(631)	(631)	—	—	—

	37	37	—	(23)	(23)	—	—	—

(b)	Capital risk management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk. The Group’s overall strategy remains unchanged from 2006.

The capital structure of the Group consists of debt, which includes borrowings (including current and non-current borrowings as shown in the consolidated balance sheet), cash and cash equivalents and equity attributable to shareholders, comprising issued share capital and reserves as disclosed in Notes 30 and 31 to the accounts. As at 31 December 2006, net debt (calculated as total borrowings less cash and cash equivalents) accounted for 62.5% of our total capital (calculated as equity plus net debt). The Group has, since the sale of its entire interests in CGP Investments (Holdings) Limited (“CGP”) in May 2007 (see Note 16), turned to having net cash on its balance sheet.

The Group actively and regularly reviews and manages its capital structure to maintain the net debt-to-capital ratio at an appropriate level. The Group’s mission statement is to become a leading telecom operator in dynamic markets and so it will seek opportunities in emerging telecoms markets that are believed to increase long-term value for its shareholders. In view of its net cash position, the Group has set a dividend policy for 2008 at a minimum of 30% of the Group’s adjusted net profit attributable to equity holders of the Company.

Hutchison Telecommunications International Limited Annual Report 2007	115

Notes to the Accounts

5.	Financial Risk Management (continued)

(c)	Fair value estimation

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts and currency swap is determined using the prevailing market rates at the balance sheet date.

The carrying amounts of cash and cash equivalents, and trade and other receivables and payables are assumed to approximate to their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

6.	Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Notes 5, 23, 35(a) and 36 contain information about the assumptions and their risk factors relating to financial instruments, goodwill impairment, defined benefit obligations, fair value of share options granted. Other key sources of estimation uncertainty are described below.

(i)	Estimated useful life for telecommunications and network equipment

The Group has substantial investments in mobile and fixed-line telecommunications and network equipment. As at 31 December 2007, the carrying amount of the mobile and fixed-line telecommunications and network equipment is approximately HK$14,521 million (2006 - HK$26,786 million). Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change. The directors consider no change in the estimated useful lives of these assets would be required during the year.

(ii)	Income taxes

The Group is subject to income taxes in jurisdictions in which the Group operates. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

116	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

6.	Critical Accounting Estimates and Judgments (continued)

(a)	Critical accounting estimates and assumptions (continued)

(iii)	Asset impairment

Management judgment is required in the area of asset impairment, including goodwill, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations. As at 31 December 2007, the non-current assets which are subject to asset impairment review amounted to approximately HK$34,174 million.

During the year, the Group recognised an impairment charge of HK$3,854 million in connection with the Group’s investments in its mobile telecommunications business in Thailand. Note 11 contains information about the estimates, assumptions and judgments relating to the impairment tests.

(b)	Critical judgments in applying the Company’s accounting policies

(i)	Deferred taxation

Management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carryforwards. The assumptions regarding future profitability of various subsidiaries and the anticipated timing of utilising the tax holiday period available to the India businesses require significant judgment, and significant changes in these assumptions from period to period may have a material impact on the Group’s reported financial condition and results of operations. As of 31 December 2007, the Group has recognised HK$376 million (2006 - HK$997 million) in deferred tax assets.

7.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover for both continuing and discontinued operations is as follows:

	2006 HK$ millions	2007 HK$ millions
Continuing operations
Mobile telecommunications services	13,870	15,973
Mobile telecommunications products	1,396	1,965
Fixed-line telecommunications services	2,406	2,436
Other non-telecommunications businesses	251	27

	17,923	20,401
Discontinued operations
Mobile telecommunications services	15,455	6,989

	33,378	27,390

Hutchison Telecommunications International Limited Annual Report 2007	117

Notes to the Accounts

8.	Segment Information

Segment information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further sub-divided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based on operating profit. The segment analysis is provided for the Group’s continuing operations (see Note 16 for information on discontinued operations). The segment information on turnover and operating profit/(loss), total assets and total liabilities agreed to the aggregate information in the consolidated accounts. As such, no reconciliation between the segment information and the aggregate information in the consolidated accounts is presented.

	As at and for the year ended 31 December 2006
	Hong Kong and Macau			Israel HK$ millions	Thailand HK$ millions	Indonesia HK$ millions	Others* HK$ millions	Continuing operations Total HK$ millions	Discontinued operations- India HK$ millions
	Mobile HK$ millions	Fixed-line HK$ millions	Subtotal HK$ millions
Turnover	4,199	2,406	6,605	9,796	1,017	—	505	17,923	15,455
Operating costs	(2,850)	(1,532)	(4,382)	(6,617)	(960)	(123)	(664)	(12,746)	(10,555)
Depreciation and amortisation	(1,102)	(615)	(1,717)	(1,471)	(558)	(1)	(57)	(3,804)	(1,272)

	247	259	506	1,708	(501)	(124)	(216)	1,373	3,628
Profit on disposal of investments and others, net	—	—	—	44	—	—	—	44	—

Operating profit/(loss)	247	259	506	1,752	(501)	(124)	(216)	1,417	3,628

Other non-cash items included in income statement:
Share-based payments	(20)	(19)	(39)	(39)	—	—	(38)	(116)	—

Total assets	7,986	10,794	18,780	12,795	5,072	3,688	1,211	41,546	38,172

Total liabilities	(7,291)	(6,161)	(13,452)	(6,885)	(10,562)	(1,931)	(366)	(33,196)	(24,105)

Capital expenditures incurred during the year	737	498	1,235	849	112	1,513	221	3,930	7,025

*	“Others” segment as at and for the year ended 31 December 2006 comprised Vietnam, Sri Lanka, Ghana, Corporate as well as the Group’s non- telecommunications business in Hong Kong, the People’s Republic of China, Malaysia and Singapore up to the date of disposal in July 2006.

118	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

8.	Segment Information (continued)

	As at and for the year ended 31 December 2007
	Hong Kong and Macau			Israel HK$ millions	Thailand HK$ millions	Indonesia HK$ millions	Others* HK$ millions	Continuing operations Total HK$ millions	Discontinued operations- India HK$ millions
	Mobile HK$ millions	Fixed-line HK$ millions	Subtotal HK$ millions
Turnover	4,775	2,436	7,211	11,650	973	117	450	20,401	6,989
Operating costs	(3,203)	(1,532)	(4,735)	(7,885)	(987)	(592)	(949)	(15,148)	(4,676)
Depreciation and amortisation	(1,125)	(662)	(1,787)	(1,576)	(594)	(151)	(118)	(4,226)	(187)

	447	242	689	2,189	(608)	(626)	(617)	1,027	2,126
Impairment charge#	—	—	—	—	(3,854)	—	—	(3,854)	—
Profit on disposal of investments and others, net	—	—	—	8	—	—	—	8	—

Operating profit/(loss)	447	242	689	2,197	(4,462)	(626)	(617)	(2,819)	2,126

Other non-cash items included in income statement:
Share-based payments	(20)	(32)	(52)	(33)	—	—	(138)	(223)	(151)

Total assets	7,914	10,678	18,592	13,766	787	5,858	37,420	76,423	—

Total liabilities	(6,919)	(1,179)	(8,098)	(7,026)	(1,874)	(3,871)	(1,418)	(22,287)	—

Capital expenditures incurred during the year	1,042	498	1,540	986	41	1,873	996	5,436	3,378

*	“Others” segment as at and for the year ended 31 December 2007 comprised Vietnam, Sri Lanka, Ghana and Corporate.
#	The impairment charge is a non-cash expense.

9.	Staff Costs

	2006 HK$ millions	2007 HK$ millions
Wages and salaries	1,703	1,960
Termination benefits	50	76
Pension costs
- defined benefit plans (Note 35(a))	12	21
- defined contribution plans	16	15
Share-based payments
- equity-settled	116	223

	1,897	2,295

Hutchison Telecommunications International Limited Annual Report 2007	119

Notes to the Accounts

9.	Staff Costs (continued)

(a)	Directors’ emoluments

	Year ended 31 December 2006
Name of Director	Fees HK$ millions	Basic salaries, allowances and benefits-in-kind HK$ millions	Bonuses HK$ millions	Provident fund contributions HK$ millions	Share-based payments HK$ millions	Total HK$ millions
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
LUI Dennis Pok Man	0.27	3.59	11.00	0.28	14.12	29.26
Tim Lincoln PENNINGTON	0.27	3.48	2.73	0.61	5.23	12.32
Frank John SIXT	0.27	—	—	—	—	0.27
Naguib SAWIRIS	0.27	—	—	—	—	0.27
Aldo MAREUSE	0.27	—	—	—	—	0.27
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.57	7.07	13.73	0.89	19.35	44.61

	Year ended 31 December 2007
Name of Director	Fees HK$ millions	Basic salaries, allowances and benefits-in-kind HK$ millions	Bonuses HK$ millions	Provident fund contributions HK$ millions	Share-based payments HK$ millions	Total HK$ millions
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
LUI Dennis Pok Man	0.27	3.80	17.10	0.28	39.90	61.35
Tim Lincoln PENNINGTON	0.27	3.52	8.27	0.66	14.78	27.50
Frank John SIXT	0.27	—	—	—	—	0.27
Naguib SAWIRIS (Note (i))	0.04	—	—	—	—	0.04
Aldo MAREUSE	0.27	—	—	—	—	0.27
Michael John O’CONNOR (Note (ii))	0.23	—	—	—	—	0.23
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.57	7.32	25.37	0.94	54.68	91.88

Notes:

(i)	Mr Naguib Sawiris resigned as Director of the Company on 28 February 2007.
(ii)	Mr Michael John O’Connor was appointed as Director of the Company on 28 February 2007.

No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2006 and 2007.

120	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

9.	Staff Costs (continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest are as follows:

	2006 Number of individual	2007 Number of individual
Directors of the Company	2	2
Non-directors of the Company
Executive of the Company	1	1
Directors of certain subsidiaries of the Company	2	2

The aggregate remuneration paid to these highest paid individuals, who are non-directors of the Company, is as follows:

	2006 HK$ millions	2007 HK$ millions
Basic salaries, allowances and benefits-in-kind	9	9
Bonuses	14	21
Provident fund contributions	1	1
Share-based payments	11	33

	35	64

The emoluments of the above mentioned individuals, who are non-directors of the Company, with the highest emoluments fall within the following bands:

	2006 Number of individual	2007 Number of individual
HK$10,500,001 – HK$11,000,000	2	—
HK$12,500,001 – HK$13,000,000	1	—
HK$15,500,001 – HK$16,000,000	—	1
HK$21,500,001 – HK$22,000,000	—	1
HK$25,500,001 – HK$26,000,000	—	1

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2006 and 2007.

Hutchison Telecommunications International Limited Annual Report 2007	121

Notes to the Accounts

10.	Other Operating Expenses

	2006 HK$ millions	2007 HK$ millions
Cost of services provided	5,706	6,668
General administrative and distribution costs	1,435	1,711
Loss on disposal of fixed assets	27	26
Write-off of customer acquisition and retention costs	26	44
Operating leases in respect of
- buildings	793	851
- hire of plant and machinery	440	541
Auditors’ remuneration	65	67
Provision for impairment of trade receivables	113	255
Exchange losses/(gains)	16	(84)
Others	64	103

	8,685	10,182

11.	Impairment Charge for Thailand Segment

During the year, the Group recognised an impairment charge of HK$3,854 million, in connection with the Group’s investments in its mobile telecommunications business in Thailand. The charge is made based on the results of the impairment test for the Thailand segment as a CGU using the value-in-use model in accordance with IAS 36.

As the Group’s operation in Thailand continued to suffer losses in 2007, but due to further intensification in price competition, together with high levels of penetration, regulations on interconnection and an uncertain political environment, the business environment has severely deteriorated during 2007. The cash flow forecasts for the Thailand segment also indicated that the carrying values of certain non-current assets were not expected to be recoverable from the future operating cash flows of the current business. The Group therefore recognised an impairment charge in respect of network equipment, telecommunications licences and certain non-current assets for the Thailand segment for the year ended 31 December 2007.

The carrying amounts of the non-current assets impaired for Thailand segment are as follows:

2007 HK$ millions
Fixed assets (Note 22)	2,892
Telecommunications licences (Note 24)	947
Non-current assets (Note 25(b))	15

3,854

The recoverable amount of the non-current assets for Thailand segment is determined based on the value-in-use calculation. The calculation uses cash flow projection based on the financial budget approved by the management covering a five-year plan up to 2012. The cash flows beyond the five year period and up to the expiry of the licence in 2015 are extrapolated using the estimated growth rates stated below.

Growth rate	27%
Discount rate	10%

The growth rate is determined based on the past performance and its expectation for market development. The discount rate applied to the cash flows of the Thailand segment is based on the pre-tax discount rate that reflects the specific risk of this segment.

122	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

12.	Profit on Disposal of Investments and Others, Net

	2006 HK$ millions	2007 HK$ millions
Net (loss)/profit on partial disposal of subsidiaries	(1)	8
Negative goodwill on acquisition of transmission business	45	—

	44	8

(a)	Year ended 31 December 2006

During the year ended 31 December 2006, the Group’s shareholding in Partner Communications Company Ltd. (“Partner Communications”) was diluted by approximately 0.7% to 51.1% following the exercise of share options held by Partner Communications’ option holders. The Group recorded a loss on partial disposal of a subsidiary of approximately HK$1 million.

In July 2006, Partner Communications completed the acquisition of the transmission business of Med-1 I.C.1 (1999) Ltd. and recorded negative goodwill of HK$45 million.

In July 2006, Hutchison Global Communications Holdings Limited disposed of its 100% interest in Vanda IT Solutions & Systems Management Limited for a consideration of HK$105 million to a wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”). There was no gain or loss arising from the disposal.

As a result of foregoing, the Group recorded a profit on disposal of investments and others, net, of approximately HK$44 million for the year ended 31 December 2006.

(b)	Year ended 31 December 2007

During the year ended 31 December 2007, the Group’s shareholding in Partner Communications was diluted by approximately 0.9% to 50.2% following the exercise of share options held by Partner Communications’ option holders. The Group recorded a gain on partial disposal of a subsidiary of approximately HK$8 million.

Hutchison Telecommunications International Limited Annual Report 2007	123

Notes to the Accounts

13.	Interest and Other Finance Costs, Net

	2006 HK$ millions	2007 HK$ millions
Interest income	66	1,619

Interest and other finance costs
Bank loans	1,045	681
Other loans repayable within 5 years	31	61
Other loans not wholly repayable within 5 years	18	1
Obligations under finance leases	1	1
Notes and debentures repayable within 5 years	—	273
Notes and debentures not wholly repayable within 5 years	139	—
Notional non-cash interest accretion (Note)	277	343
Guarantee and other finance fees	163	58
Net exchange gain on borrowings	(203)	(555)

	1,471	863
Less: Interest capitalised	(129)	(113)

	1,342	750
Fair value loss/(gain) on derivative instruments:
Currency swap and forward contracts	265	620
Other derivatives	45	(35)

	1,652	1,335

Interest and other finance costs, net	1,586	(284)

Capitalisation rate applied to funds borrowed for the funding of assets	4.84% - 7.49%	4.71% - 7.36%

Note:	Notional non-cash interest accretion represents the notional adjustments to accrete the carrying amount of certain obligations recognised in the balance sheet such as licence fees liabilities and asset retirement obligations to the present value of the estimated future cash flows expected to be required for their settlement in the future.

14.	Share of Results of Associates

	2006 HK$ millions	2007 HK$ millions
Share of profits less losses of associates	(1)	—

	(1)	—

124	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

15.	Taxation

	Year ended 31 December 2006			Year ended 31 December 2007
	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions
Hong Kong	(2)	—	(2)	(4)	23	19
Outside Hong Kong	611	44	655	694	(522)	172

	609	44	653	690	(499)	191

Hong Kong profits tax has been provided for at the rate of 17.5% (2006 - 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The differences between the Group’s expected tax charge/(credit) at respective applicable tax rates and the Group’s tax charge for the years were as follows:

	2006 HK$ millions	2007 HK$ millions
Tax calculated at the domestic rates applicable to profits in the country concerned	91	(1,075)
Income not subject to taxation	(42)	(23)
Expenses not deductible for taxation purposes	40	277
Temporary differences not recognised	—	356
Over provision in prior year	(16)	(68)
Tax losses not recognised	580	724

Total taxation charge	653	191

The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiaries in the respective countries.

16.	Profit from Discontinued Operations

On 11 February 2007, the Company entered into an agreement to sell its entire interests in CGP, a company which held through various subsidiaries, the direct and indirect equity and loan interests in Hutchison Essar Limited (now known as “Vodafone Essar Limited”) (“Hutchison Essar”) and its subsidiaries to Vodafone International Holdings B.V. (“Vodafone”), a wholly-owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11.1 billion (approximately HK$86.6 billion) (the “Transaction”). Accordingly, the results pertaining to the Indian mobile telecommunications operations were presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The presentation of comparative information for the year ended 31 December 2006 conforms with the requirements of IFRS 5.

Subsequently, Essar Teleholdings Limited (“ETH”), a shareholder of Hutchison Essar, and certain affiliates (collectively “Essar”) asserted various rights in relation to the Transaction and threatened to commence proceedings in the Indian courts in order to enforce those alleged rights, including by preventing completion of the Transaction. On 15 March 2007, the Company entered into a conditional settlement agreement (the “Settlement Agreement”) with Essar pursuant to which Essar agreed to, amongst others: (i) refrain from doing anything which would prevent, delay or inhibit completion of the Transaction; (ii) use all reasonable endeavours to ensure completion of the Transaction is achieved as soon as practically possible; (iii) waive rights it has or claims to have in respect of certain matters including those related to the Transaction; and (iv) terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar. In consideration, upon completion of the Transaction, the Company agreed to make scheduled payments aggregating US$415 million (approximately HK$3.2 billion) before interest (the “Settlement Amount”), of which US$373.5 million (approximately HK$2.9 billion) was paid during the year ended 31 December 2007.

Hutchison Telecommunications International Limited Annual Report 2007	125

Notes to the Accounts

16.	Profit from Discontinued Operations (continued)

On 8 May 2007, the Company completed the Transaction. In consideration of Vodafone’s agreement to waive certain potential claims against the Company under the Settlement Agreement, the Company agreed to a retention from the consideration of an amount of US$352 million (approximately HK$2.8 billion) (the “Retention Amount”). By a deed entered into on 8 May 2007 by Vodafone and the Company (the “Supplemental Deed”), the parties agreed the basis and the terms on which Vodafone is entitled to apply an equivalent sum of the Retention Amount to meet certain specified liabilities which Vodafone may incur in connection with the interests effectively acquired through the Transaction during a period of up to ten years following the date of completion of the Transaction (the “Retention Period”). If and to the extent such specified liabilities are not incurred and the Retention Amount is not applied by the end of the Retention Period, Vodafone shall return such unutilised part of the Retention Amount to the Company together with interest thereon. Having regard to the terms surrounding the retention and release of any Retention Amount, the Company has made a full provision against recovery of any part of the Retention Amount.

An analysis of the result of the discontinued operations, and the profit on disposal of discontinued operations, is as follows:

	Year ended 31 December 2006 HK$ millions	Period ended 8 May 2007 HK$ millions
Turnover	15,455	6,989
Cost of inventories sold	(141)	(60)
Staff costs	(769)	(455)
Depreciation and amortisation	(1,272)	(187)
Other operating expenses	(9,645)	(4,161)

Operating Profit	3,628	2,126
Interest income	55	19
Interest and other finance costs, net	(1,111)	(625)

Profit before taxation	2,572	1,520
Taxation	(173)	(361)

Profit of discontinued operations	2,399	1,159
Profit on disposal of discontinued operations	—	69,343

Profit from discontinued operations	2,399	70,502

Attributable to:
Equity holders of the Company	1,392	70,031
Minority interest	1,007	471

	2,399	70,502

17.	Dividend

During the year ended 31 December 2007, the Company declared and paid a special cash dividend (the “Transaction Special Dividend”) of HK$6.75 per share, or approximately HK$32,234 million in aggregate. The Transaction Special Dividend was paid out of the proceeds from the disposal of CGP (see Note 16).

The Company did not declare any dividend for the year ended 31 December 2006.

126	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

18.	Earnings/(Loss) per Share

Basic and diluted earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2006	2007
Weighted average number of shares in issue	4,754,324,568	4,775,095,834

Loss from continuing operations attributable to equity holders of the Company (HK$ millions)	(1,191)	(3,147)

Basic and diluted loss per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.25)	(0.66)

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	1,392	70,031

Basic and diluted earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.29	14.67

Profit attributable to equity holders of the Company (HK$ millions)	201	66,884

Basic and diluted earnings per share attributable to equity holders of the Company (HK$ per share)	0.04	14.01

Note:	The conversion of all potential ordinary share arising from share options granted by the Company would have an anti-dilutive effect on the loss per share from continuing operations for the years ended 31 December 2006 and 2007. Accordingly, the weighted average number of shares was not adjusted to compute the diluted earnings per share.

19.	Cash and Cash Equivalents

	2006	2007
	HK$ millions	HK$ millions
Cash at bank and in hand	1,104	1,211
Short-term bank deposits	944	35,400

	2,048	36,611

The carrying value of cash and cash equivalents approximates to their fair value.

Hutchison Telecommunications International Limited Annual Report 2007	127

Notes to the Accounts

20.	Trade and Other Receivables

	Note		2006 HK$ millions	2007 HK$ millions
Trade receivables			4,472	3,716
Less: Provision for impairment of trade receivables			(909)	(575)

Trade receivables, net of provision	(a	)	3,563	3,141
Other receivables and prepayments	(b	)	6,477	1,010
Held-to-maturity debt securities	(c	)	—	551
Receivables from related companies (Note 38(c))			50	—

			10,090	4,702

(a)	Trade receivables, net of provision

	2006 HK$ millions	2007 HK$ millions
The ageing analysis of trade receivables, net of provision for impairment of trade receivables is as follows:
Current	2,212	1,506
31 - 60 days	648	655
61 - 90 days	173	151
Over 90 days	530	829

	3,563	3,141

The carrying value of trade receivables approximates to their fair value. There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

As of 31 December 2007, trade receivables of HK$652 million (2006 - HK$1,186 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2006 HK$ millions	2007 HK$ millions
The ageing analysis of trade receivables which were past due but not impaired is as follows:
Past due 0 - 30 days	462	279
Past due 31 - 60 days	314	205
Past due 61 - 90 days	120	73
Past due over 90 days	290	95

	1,186	652

128	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

20.	Trade and Other Receivables (continued)

(a)	Trade receivables, net of provision (continued)

As of 31 December 2007, trade receivables of HK$575 million (2006 - HK$909 million) were impaired and provision for impairment has been fully provided for in the accounts. The ageing of these receivables is as follows:

	2006 HK$ millions	2007 HK$ millions
The ageing analysis of trade receivables which are impaired is as follows:
Not due	19	38
Past due 0 - 30 days	12	14
Past due 31 - 60 days	33	56
Past due 61 - 90 days	18	25
Past due over 90 days	827	442

	909	575

Movement of provision for impairment of trade receivables is as follows:

	2006 HK$ millions	2007 HK$ millions
Beginning of year	822	909
Relating to subsidiaries acquired	54	—
Relating to subsidiaries disposed of	(33)	(284)
Increase in provision recognised in profit or loss
- continuing operations	113	255
Increase in provision recognised in profit or loss
- discontinued operations	194	62
Amounts recovered in respect of brought forward balance
- continuing operations	—	(79)
Amounts recovered in respect of brought forward balance
- discontinued operations	(268)	—
Write-off during the year	(26)	(338)
Exchange translation differences	53	50

End of year	909	575

The creation and release of provision for impaired receivables have been included in “Other operating expenses” in the income statement (Note 10). Amount charged to the provision account is generally written off when there is no expectation of recovering additional cash.

Hutchison Telecommunications International Limited Annual Report 2007	129

Notes to the Accounts

20.	Trade and Other Receivables (continued)

(b)	Other receivables and prepayments

	2006 HK$ millions	2007 HK$ millions
Consideration paid in advance for the acquisition of BPL Mobile Communications Limited (“BPMCL”) (Note i):	2,820	—
Others (Note ii)	3,657	1,010

	6,477	1,010

Notes:

(i)	The consideration paid in advance by Hutchison Essar for the acquisition of BPMCL was effectively acquired by Vodafone when Vodafone acquired CGP from the Company in May 2007.
(ii)	Others comprised, inter alia utilities and sundry deposits, prepaid expenses, prepayment to suppliers.

The carrying value of other receivables approximates to their fair value. The other receivables and prepayments do not contain impaired assets. The maximum exposure to credit risk is the fair value of each class of financial assets mentioned above. The Group does not hold any collateral as security.

(c)	Held-to-maturity debt securities

The held-to-maturity debt securities, representing investment in corporate and other bonds, are carried at amortised cost. The corporate and other bonds, and interest thereon, are restricted to be used for repayment of the current portion of amounts due under the defeased finance lease arrangement. The fair value of the held-to-maturity debt securities approximates to their carrying value. The security is planned to be retired in 2008 and is thus classified as current assets as at 31 December 2007 while it was classified as other non-current assets as at 31 December 2006 (Note 25(c)).

130	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

21.	Derivative Financial Assets and Liabilities

(a)	Derivative financial assets

	2006 HK$ millions	2007 HK$ millions
Currency swap	13	—
Forward foreign exchange contracts	10	7
Other derivatives	—	18

	23	25

(b)	Derivative financial liabilities

	2006 HK$ millions	2007 HK$ millions
Currency swap	145	22
Forward foreign exchange contracts	8	97
Other derivatives	32	—

	185	119

As at 31 December 2007, the Group had currency swap and forward foreign exchange contracts arrangements with banks to swap US dollar borrowings of US$12 million or HK$97 million (2006 - US$17 million or HK$131 million) and US Dollars loans to subsidiaries of US$1,095 million or HK$8,539 million (2006 - Nil) into Thai Baht borrowings to match currency exposure of the underlying business. In addition, the Group has entered into derivative transactions, which were classified as other derivatives, in order to protect itself against increases in the Israeli Consumer Price Index (“CPI”) in respect of CPI-linked notes issued by a subsidiary in Israel.

As at 31 December 2006, the Group had currency swap and forward foreign exchange contracts arrangements with banks to swap Japanese Yen borrowings of JPY101,676 million or HK$6,578 million. These arrangements were closed during 2007.

The derivative financial assets and liabilities mentioned above are classified as financial assets and liabilities at fair value through profit or loss. Accordingly, the fair value of each class of derivative financial assets and liabilities mentioned above is the same as the carrying cost presented above.

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

Hutchison Telecommunications International Limited Annual Report 2007	131

Notes to the Accounts

22.	Fixed Assets

The movement of fixed assets for the year ended 31 December 2006 is as follows:

	Buildings HK$ millions	Telecom- munications and network equipment HK$ millions	Construction in progress HK$ millions	Others HK$ millions	Total HK$ millions
Cost
As at 1 January 2006	210	34,360	1,300	6,315	42,185
Additions - continuing operations	—	1,349	437	317	2,103
Additions - discontinued operations	—	—	7,009	7	7,016
Disposals	—	(166)	(1)	(171)	(338)
Relating to subsidiaries acquired (Note 32(a))	44	526	303	33	906
Relating to transmission business acquired (Note 32(b))	—	137	—	—	137
Relating to subsidiaries disposed of (Note 32(c))	(44)	—	—	(61)	(105)
Transfer to other assets	—	(20)	2	(8)	(26)
Transfer between categories	17	6,173	(6,500)	310	—
Exchange translation differences	3	1,180	200	308	1,691

As at 31 December 2006	230	43,539	2,750	7,050	53,569

Accumulated depreciation and impairment losses
As at 1 January 2006	49	13,663	—	3,882	17,594
Charge for the year - continuing operations	3	1,905	—	669	2,577
Charge for the year - discontinued operations	6	794	—	262	1,062
Disposals	—	(135)	—	(138)	(273)
Relating to subsidiaries disposed of (Note 32(c))	(6)	—	—	(52)	(58)
Transfer to other assets	—	(3)	—	(5)	(8)
Exchange translation differences	1	529	—	183	713

As at 31 December 2006	53	16,753	—	4,801	21,607

Net book value
As at 31 December 2006	177	26,786	2,750	2,249	31,962

132	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

22.	Fixed Assets (continued)

The movement of fixed assets for the year ended 31 December 2007 is as follows:

	Buildings HK$ millions	Telecom- munications and network equipment HK$ millions	Construction in progress HK$ millions	Others HK$ millions	Total HK$ millions
Cost
As at 1 January 2007	230	43,539	2,750	7,050	53,569
Additions - continuing operations	—	3,444	831	479	4,754
Additions - discontinued operations	—	—	3,330	—	3,330
Disposals	(11)	(103)	(1)	(43)	(158)
Relating to subsidiaries disposed of (Note 32(c))	(157)	(20,130)	(2,390)	(1,655)	(24,332)
Transfer between categories	10	3,569	(4,168)	589	—
Exchange translation differences	13	2,292	338	348	2,991

As at 31 December 2007	85	32,611	690	6,768	40,154

Accumulated depreciation and impairment losses
As at 1 January 2007	53	16,753	—	4,801	21,607
Charge for the year - continuing operations	3	2,011	—	784	2,798
Charge for the year - discontinued operations	1	131	—	29	161
Impairment loss for the year (Note 11)	—	2,681	—	211	2,892
Disposals	(4)	(58)	—	(38)	(100)
Relating to subsidiaries disposed of (Note 32(c))	(31)	(4,177)	—	(925)	(5,133)
Transfer between categories	—	2	—	(2)	—
Exchange translation differences	4	747	—	228	979

As at 31 December 2007	26	18,090	—	5,088	23,204

Net book value
As at 31 December 2007	59	14,521	690	1,680	16,950

Hutchison Telecommunications International Limited Annual Report 2007	133

Notes to the Accounts

22.	Fixed Assets (continued)

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Other assets include motor vehicles, office furniture and equipment, computer equipment and leasehold improvements.

Analysis of the net book value of buildings is as follows:

	2006 HK$ millions	2007 HK$ millions
Hong Kong
Long leasehold (not less than 50 years)	1	1
Medium leasehold (less than 50 years but not less than 10 years)	52	50

Outside Hong Kong
Freehold	77	8
Long leasehold	18	—
Medium leasehold	—	—
Short leasehold (less than 10 years)	29	—

	177	59

The fixed assets of the Group held under finance lease arrangements are as follows:

	2006 HK$ millions	2007 HK$ millions
(a) Telecommunications and network equipment held under defeased finance leases
Cost	3,252	3,222
Accumulated depreciation and impairment losses	(2,772)	(2,891)

Net book value	480	331

Depreciation during the year	132	126

Impairment loss during the year	—	—

(b) Other assets held under finance leases
Cost	58	45
Accumulated depreciation and impairment losses	(9)	(16)

Net book value	49	29

Depreciation during the year	5	9

Impairment loss during the year	—	—

134	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

23.	Goodwill

	Note		2006 HK$ millions	2007 HK$ millions
Gross carrying amount and net book value at beginning of year			9,688	19,571
Relating to additional equity interests in subsidiaries acquired	(a	)	4,736	—
Relating to subsidiaries acquired (Note 32(a))			4,681	—
Relating to subsidiaries partially disposed of			(12)	(17)
Relating to subsidiaries disposed of (Note 32(c))			—	(14,835)
Exchange translation differences			478	1,351

Gross carrying amount and net book value at end of year			19,571	6,070

Accumulated impairment losses at beginning and end of year			—	—

(a)	Goodwill relating to acquisition of additional equity interests in subsidiaries recorded for the year ended 31 December 2006 comprised the following:

In March 2006, the Group reorganised its holding structure in Hutchison Essar (the “Reorganisation”) in light of changes in the rules governing foreign direct investment in telecommunications operators in India. Following the Reorganisation, the Group recorded goodwill of HK$1,716 million.

In June 2006, the Group entered into an agreement to acquire an interest in IndusInd Telecom Network Limited (subsequently renamed Omega Telecom Holdings Private Limited), which holds 5.11% in Hutchison Essar, for a total consideration of US$450 million (approximately HK$3,493 million). The Group recorded goodwill of HK$3,020 million.

As a result of foregoing, the Group recorded goodwill of HK$4,736 million relating to the acquisition of additional attributable equity interests in subsidiaries for the year ended 31 December 2006.

Impairment test for goodwill

Goodwill is allocated to the Group’s CGUs identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

	2006 HK$ millions	2007 HK$ millions
Hong Kong and Macau
Mobile telecommunications	1,465	1,465
Fixed-line telecommunications	2,385	2,385

	3,850	3,850
India	13,507	—
Israel	945	988
Indonesia	1,015	980
Multiple units without significant goodwill	254	252

	19,571	6,070

Hutchison Telecommunications International Limited Annual Report 2007	135

Notes to the Accounts

23.	Goodwill (continued)

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period to 2012.

Key assumptions used for value-in-use calculations are:

(i)	Budgeted earnings before interest, taxation, depreciation and amortisation (“EBITDA”) has been based on past performance of the Group’s respective CGUs and its expectation for the market development. Management considers EBITDA a proxy for operating cash flow.

(ii)	A long-term growth rate into perpetuity was not used to extrapolate cash flows beyond the budget period. Instead, the management uses long-term average growth rate to determine the terminal value of the Group’s respective CGUs.

(iii)	The discount rate applied to cash flows of the Group’s respective CGUs is based on pre-tax discount rate and reflects the specific risks relating to the relevant segment. The pre-tax discount rate applied in the value-in-use calculation is as follows:

Hong Kong and Macau
Mobile telecommunications	9.5%
Fixed-line telecommunications	9.5%
Israel	10%
Indonesia	12.8%

The discount rate is adjusted to reflect the risk profile equivalent to those that the Group expects to derive from the assets.

24.	Other Intangible Assets

	Telecom- munications licences HK$ millions	Customer acquisition and retention costs HK$ millions	Brand name HK$ millions	Customer base HK$ millions	Total HK$ millions
As at 1 January 2006
Cost	7,961	851	682	3,157	12,651
Accumulated amortisation	(2,625)	(550)	(30)	(264)	(3,469)

Net book value	5,336	301	652	2,893	9,182

Year ended 31 December 2006
Opening net book value	5,336	301	652	2,893	9,182
Additions - continuing operations	1,342	485	—	—	1,827
Additions - discontinued operations	9	—	—	—	9
Write-off during the year	(14)	(26)	—	—	(40)
Relating to subsidiaries acquired (Note 32(a))	264	—	3	105	372
Relating to transmission business acquired (Note 32(b))	—	—	—	48	48
Amortisation for the year - continuing operations	(313)	(394)	(41)	(367)	(1,115)
Amortisation for the year - discontinued operations	(145)	—	(3)	(61)	(209)
Exchange translation differences	353	—	63	270	686

Closing net book value	6,832	366	674	2,888	10,760

As at 31 December 2006
Cost	10,105	1,179	753	3,631	15,668
Accumulated amortisation	(3,273)	(813)	(79)	(743)	(4,908)

Net book value	6,832	366	674	2,888	10,760

136	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

24.	Other Intangible Assets (continued)

	Telecom- munications licences HK$ millions	Customer acquisition and retention costs HK$ millions	Brand name HK$ millions	Customer base HK$ millions	Total HK$ millions
As at 1 January 2007
Cost	10,105	1,179	753	3,631	15,668
Accumulated amortisation	(3,273)	(813)	(79)	(743)	(4,908)

Net book value	6,832	366	674	2,888	10,760

Year ended 31 December 2007
Opening net book value	6,832	366	674	2,888	10,760
Additions - continuing operations	80	602	—	—	682
Additions - discontinued operations	48	—	—	—	48
Write-off during the year	—	(44)	—	—	(44)
Relating to subsidiaries disposed of (Note 32(c))	(1,829)	—	—	(40)	(1,869)
Amortisation for the year - continuing operations	(416)	(424)	(45)	(404)	(1,289)
Amortisation for the year - discontinued operations	(17)	—	—	(7)	(24)
Impairment for the year (Note 11)	(947)	—	—	—	(947)
Exchange translation differences	289	—	40	172	501

Closing net book value	4,040	500	669	2,609	7,818

As at 31 December 2007
Cost	7,824	1,143	798	3,753	13,518
Accumulated amortisation	(3,784)	(643)	(129)	(1,144)	(5,700)

Net book value	4,040	500	669	2,609	7,818

25.	Other Non-current Assets

	Note		2006 HK$ millions	2007 HK$ millions
Prepaid capacity and maintenance	(a	)	1,425	1,225
Other receivables and prepayments	(b	)	929	1,657
Advance payments for network rollout	(b	)	356	—
Held-to-maturity debt securities	(c	)	551	—
Long-term deposits	(d	)	451	452
Pension assets (Note 35(a))			—	20
Loan to a related company (Note 38(c)(iii))			117	—

			3,829	3,354

The maximum exposure to credit risk at the reporting date is the carrying value of each class of the non-current assets mentioned above. These non-current assets contain no impaired assets.

Hutchison Telecommunications International Limited Annual Report 2007	137

Notes to the Accounts

25.	Other Non-current Assets (continued)

(a)	The movement of prepaid capacity and maintenance is as follows:

	2006 HK$ millions	2007 HK$ millions
Net book value at 1 January	1,344	1,425
Additions	181	83
Amortisation for the year - continuing operations	(99)	(126)
Amortisation for the year - discontinued operations	(1)	(2)
Relating to subsidiary disposal	—	(167)
Exchange translation differences	—	12

Net book value at 31 December	1,425	1,225

(b)	Other receivables and prepayments and advance payments for network rollout are carried at amortised cost. The carrying value of other receivables approximates to their fair value at the balance sheet date, which are based on cash flows discounted using a rate based on the borrowing rate of 4.24% to 7.50% per annum (2006 - 1.19% to 7.38% per annum).

In 2007, an impairment charge of HK$15 million is made against unrecoverable amounts recorded in the Thailand segment, please refer to Note 11 for details.

(c)	As at 31 December 2006, the held-to-maturity debt securities, representing investment in corporate and other bonds, are carried at amortised cost. The corporate and other bonds, and interest thereon, are restricted to be used for repayment of amounts due under the defeased finance lease arrangement. The fair value, determined based on the quoted market price, amounted to approximately HK$693 million. The coupon rates of the corporate and other bonds was zero to 7% per annum. As at 31 December 2007, this investment in corporate and other bonds has been reclassified to current assets and included in trade and other receivables (Note 20(c)) to match with the maturity profile of the defeased finance lease arrangement which will be fully settled in 2008.

(d)	Long-term deposits are carried at amortised costs, which approximate to their fair value as the deposits carry floating interest rates. As at 31 December 2007, the long-term deposits are pledged to a bank as collateral to certain performance bonds required by the Office of Telecommunications Authority (“OFTA”) in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary. The effective interest rate on long-term deposits as at 31 December 2007 was 4.3% (2006 - 4.1%) per annum.

As at 31 December 2006, the long-term deposits comprised deposits pledged to a bank as collateral to secure a subsidiary’s obligations under the defeasance of finance lease and certain performance bonds required by the OFTA in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary. The long-term deposit relating to the defeased finance lease in 2006 has been reclassified to current assets at 31 December 2007 because the corresponding finance lease will be fully settled in 2008.

138	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

26.	Deferred Taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2006 HK$ millions	2007 HK$ millions
Deferred tax assets	997	376
Deferred tax liabilities	(1,075)	(584)

Net deferred tax liabilities	(78)	(208)

The gross movement of the deferred tax liabilities/(assets) is as follows:

	Accelerated depreciation allowance HK$ millions	Tax losses HK$ millions	Fair value adjustments arising from business combination HK$ millions	Other temporary differences HK$ millions	Total HK$ millions
As at 1 January 2006	(635)	1,454	(937)	73	(45)
Net (charge)/credit for the year - continuing operations (Note 15)	(1,219)	1,038	134	3	(44)
Net (charge)/credit for the year - discontinued operations	(200)	281	—	33	114
Relating to transmission business acquired (Note 32(b))	—	—	(16)	—	(16)
Relating to subsidiaries disposed of (Note 32(c))	3	(3)	—	—	—
Exchange translation differences	7	5	(94)	(5)	(87)

As at 31 December 2006	(2,044)	2,775	(913)	104	(78)

As at 1 January 2007	(2,044)	2,775	(913)	104	(78)
Net credit/(charge) for the year - continuing operations (Note 15)	387	(13)	130	(5)	499
Net (charge)/credit for the year - discontinued operations	(341)	107	—	60	(174)
Relating to subsidiaries disposed of (Note 32(c))	791	(1,075)	—	(153)	(437)
Exchange translation differences	21	17	(54)	(2)	(18)

As at 31 December 2007	(1,186)	1,811	(837)	4	(208)

The potential deferred tax assets which have not been recognised in the accounts are as follows:

	2006 HK$ millions	2007 HK$ millions
Arising from unused tax losses	2,986	3,274
Arising from depreciation allowances	231	440
Arising from other temporary differences	486	322

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Hutchison Telecommunications International Limited Annual Report 2007	139

Notes to the Accounts

26.	Deferred Taxation (continued)

Out of the total unrecognised tax losses of HK$12,444 million (2006 - HK$11,068 million) carried forward, an amount of HK$3,843 million (2006 - HK$4,798 million) can be carried forward indefinitely. The remaining HK$8,601 million (2006 - HK$6,270 million) will expire in the following years:

	2006 HK$ millions	2007 HK$ millions
In the first year	385	1,448
In the second year	1,334	1,509
In the third year	1,343	1,419
In the fourth year	1,303	2,000
In the fifth to tenth years inclusive	1,905	2,225

	6,270	8,601

27.	Trade and Other Payables

	Note		2006 HK$ millions	2007 HK$ millions
Trade payables	(a	)	2,531	1,752
Accrued expenses and other payables			7,952	4,236
Deferred revenue			580	349
Receipts in advance			1,944	927
Share-based payment liabilities			114	—
Payables to related companies (Note 38(c))			99	61
Current portion of licence fees liabilities (Note 29(a))			259	577

			13,479	7,902

(a)	Trade payables

The ageing analysis of trade payables is as follows:

	2006 HK$ millions	2007 HK$ millions
Current	1,150	1,008
31-60 days	504	649
61-90 days	521	27
Over 90 days	356	68

	2,531	1,752

140	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

28.	Borrowings

	2006 HK$ millions	2007 HK$ millions
Current
Bank loans	13,171	4,515
Other loans	2,877	568

	16,048	5,083

Non-current
Bank loans	16,044	54
Other loans	3,619	1,814
Notes and debentures	3,706	4,069

	23,369	5,937

Total borrowings	39,417	11,020

The maturity of borrowings is as follows:

	2006 HK$ millions	2007 HK$ millions
Bank loans
Repayable within 5 years	29,215	4,569

Other loans
Repayable within 5 years	6,481	2,378
Not wholly repayable within 5 years	15	4

	6,496	2,382

Notes and debentures
Repayable within 5 years	—	4,069
Not wholly repayable within 5 years	3,706	—

	3,706	4,069

Total borrowings	39,417	11,020

Hutchison Telecommunications International Limited Annual Report 2007	141

Notes to the Accounts

28.	Borrowings (continued)

The non-current borrowings are repayable as follows:

	2006 HK$ millions	2007 HK$ millions
Bank loans
After 1 year, but within 2 years	14,683	35
After 2 years, but within 5 years	1,361	19
Other loans
After 1 year, but within 2 years	1,819	1,814
After 2 years, but within 5 years	1,795	—
After 5 years	5	—
Notes and debentures
After 1 year, but within 2 years	—	1,009
After 2 years, but within 5 years	3,398	3,060
After 5 years	308	—

	23,369	5,937

The Group’s borrowings as at 31 December 2006 and 2007 by segment, as well as information regarding maturities and interest expenses for the year ended 31 December 2006 and 2007 in respect of such debt are as follows:

	As at and for the year ended 31 December 2006
	Current portion HK$ millions	Non-current portion HK$ millions	Total borrowings HK$ millions	Interest expenses HK$ millions
Hong Kong and Macau
Mobile telecommunications	—	5,090	5,090	200
Fixed-line telecommunications	2	5,190	5,192	8
India	7,304	8,409	15,713	1,050
Israel	75	4,205	4,280	187
Thailand	8,587	94	8,681	504
Others	80	381	461	335

	16,048	23,369	39,417	2,284

	As at and for the year ended 31 December 2007
	Current portion HK$ millions	Non-current portion HK$ millions	Total borrowings HK$ millions	Interest expenses HK$ millions
Hong Kong and Macau
Mobile telecommunications	4,600	—	4,600	216
Fixed-line telecommunications	4	—	4	123
India	—	—	—	672
Israel	47	4,072	4,119	283
Thailand	347	57	404	320
Others	85	1,808	1,893	75

	5,083	5,937	11,020	1,689

142	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

28.	Borrowings (continued)

Included in other loans are obligations under finance lease repayable as follows:

	2006 HK$ millions	2007 HK$ millions
Finance lease obligations – minimum lease payments:
Not later than 1 year	15	564
After 1 year, but within 2 years	564	7
After 2 years, but within 5 years	8	—
After 5 years	5	—

	592	571
Future finance charges on finance lease obligations	(8)	—

Present value of finance lease obligations	584	571

The present value of finance lease obligations is as follows:
Not later than 1 year	13	564
After 1 year, but within 2 years	562	7
After 2 years, but within 5 years	7	—
After 5 years	2	—

	584	571

The Group’s outstanding borrowings are denominated in the following currencies:

	2006 HK$ millions	2007 HK$ millions
Hong Kong dollars	5,314	4,138
New Israeli Shekel	4,258	4,099
Indian Rupees	14,631	—
Thai Baht	1,972	309
Japanese Yen	6,578	—
US dollars	6,664	2,474

	39,417	11,020

Hutchison Telecommunications International Limited Annual Report 2007	143

Notes to the Accounts

28.	Borrowings (continued)

The Group’s borrowings, including interest rates and maturities, are summarised as follows:

	Maturity date	2006 HK$ millions	2007 HK$ millions
Secured bank loans
Fixed, Nil% (2006 - 7.00% to 7.70%) per annum	2007	6,233	—
Variable, 5.09% (2006 - 4.78% to 9.50%) per annum	2008	12,130	4,049
Unsecured bank loans
Fixed, Nil% (2006 - 8.92% to 9.05%) per annum	2007	785	—
Variable, 4.24% to 5.85% (2006 -1.19% to 8.00%) per annum	2008 – 2010	10,067	520
Other secured loans
Finance lease obligations	2008	584	551
Fixed, Nil% (2006 - 7.70% to 9.77%) per annum	2007	2,863	—
Variable, 6.45% (2006 - 6.72% to 10.39%) per annum	2009	3,033	1,807
Other unsecured loans
Finance lease obligations	2009	—	20
Fixed, 7.50% (2006 - 7.50%) per annum	2014	12	4
Variable, Nil% (2006 - 7.37%) per annum	2007	4	—
Notes and debentures
Variable, 4.25% (2006 - 4.25%) per annum	2012	3,706	4,069

Total borrowings		39,417	11,020
Less: Total borrowings repayable within twelve months		(16,048)	(5,083)

Total non-current borrowings		23,369	5,937

The fair values of the Group’s total borrowings at 31 December 2007 are based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, ranging from 4.25% to 7.50% (2006 -2.19% to 10.61%).

The fair values of the Group’s total borrowings as at 31 December 2007 were approximately HK$11,117 million (2006 -HK$39,321 million).

As at 31 December 2007, total borrowings of HK$182 million (2006 - HK$8,042 million) were guaranteed by members of HWL group in respect of loans to the Group’s Thailand operations only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to HWL group in 2007 in respect of these borrowings was HK$54 million (2006 - HK$95 million).

As at 31 December 2007, fixed assets and current assets of certain subsidiaries were used as collateral for certain of the borrowings. As at 31 December 2007, these fixed assets and current assets had a carrying value of HK$4,971 million (2006 - HK$27,603 million) and HK$2,398 million (2006 - HK$30,077 million) respectively. As at 31 December 2007, the Group had total current borrowings of HK$5,083 million (2006 - HK$16,048 million) and total non-current borrowings of HK$5,937 million (2006 - HK$23,369 million) respectively, HK$4,600 million (2006 - HK$6,594 million) of the Group’s current borrowings and HK$1,807 million (2006 - HK$18,249 million) of the Group’s non-current borrowings were secured.

During 2007, the Group provided inter-company loans to the Group’s Thailand operations in US Dollar totaling HK$9,327 million to fully repay six outstanding commercial loan facilities with international lenders. In December 2006, the Bank of Thailand imposed unremunerated reserve requirements on the conversion of foreign currency into Thai Baht, subsequently removed on 3 March 2008. This affected the Group’s ability to freely convert the US Dollar proceeds into Thai Baht. To receive exemption from the unremunerated reserve requirement imposed on conversion of foreign currency loan proceeds to Thai Baht, the Group entered into foreign exchange swap contracts with various banks in Thailand. As at 31 December 2007, the Group had US$1,095 million outstanding under these forward foreign exchange swap contracts where the Group has commitments to sell Thai Baht and buy US Dollar at pre–agreed rates (see Note 21).

144	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

29.	Other Non-current Liabilities

	Note		2006 HK$ millions	2007 HK$ millions
Non-current licence fees liabilities	(a	)	2,549	2,289
Pension obligations (Note 35(a))			15	13
Employee retirement obligations			62	88
Deferred revenue			30	—
Accrued expenses and other payables			336	161

			2,992	2,551

(a)	Licence fees liabilities

	2006 HK$ millions	2007 HK$ millions
Licence fees liabilities - minimal annual fees payments:
Not later than 1 year	284	607
After 1 year, but within 5 years	2,009	1,981
After 5 years	2,462	1,911

	4,755	4,499
Future finance charges on licence fees liabilities	(1,947)	(1,633)

Present value of licence fees liabilities	2,808	2,866

The present value of licence fees liabilities is as follows:
Current portion of licence fees liabilities (Note 27)	259	577

Non-current licence fees liabilities:
After 1 year, but within 5 years	1,446	1,384
After 5 years	1,103	905

	2,549	2,289

Total licence fees liabilities	2,808	2,866

30.	Share Capital

(a)	Authorised share capital of the Company

The authorised share capital of the Company is comprised of 10 billion ordinary shares of HK$0.25 each (2006 - 10 billion ordinary shares of HK$0.25 each) and 1 million preference shares of US$0.01 each (2006 - 1 million preference shares of US$0.01 each).

(b)	Issued share capital of the Company

	Number of shares	Issued and fully paid HK$ millions
Balance at 1 January 2006	4,752,546,209	1,188
Issued during the year (Note 36(a))	13,426,333	3

Balance at 31 December 2006	4,765,972,542	1,191

Balance at 1 January 2007	4,765,972,542	1,191
Issued during the year (Note 36(a))	16,190,333	4

Balance at 31 December 2007	4,782,162,875	1,195

Hutchison Telecommunications International Limited Annual Report 2007	145

Notes to the Accounts

31.	Reserves

	Share premium HK$ millions	Accumulated losses HK$ millions	Cumulative translation adjustments HK$ millions	Fair value and other reserves HK$ millions	Investment revaluation reserves HK$ millions	Total HK$ millions
As at 1 January 2006, as previously reported	21,187	(7,114)	(441)	117	1,233	14,982
Retrospective adjustment in respect of adoption of the amendment to IAS 21	—	(9)	9	—	—	—

As at 1 January 2006, as restated	21,187	(7,123)	(432)	117	1,233	14,982
Currency translation differences	—	—	64	1	—	65
Profit attributable to equity holders of the Company for the year	—	201	—	—	—	201
Transfer between reserves	—	(4)	—	4	—	—
Employee share option scheme - value of services provided	—	—	—	96	—	96
Issuance of ordinary shares arising from exercise of employee share options	154	—	—	(41)	—	113
Actuarial gains of defined benefit plans	—	11	—	—	—	11

As at 31 December 2006	21,341	(6,915)	(368)	177	1,233	15,468

As at 1 January 2007	21,341	(6,915)	(368)	177	1,233	15,468
Currency translation differences	—	—	749	3	—	752
Profit attributable to equity holders of the Company for the year	—	66,884	—	—	—	66,884
Relating to disposal of subsidiary (Note 32(c))	—	—	(1,115)	—	—	(1,115)
Dividend paid (Note 17)	—	(32,234)	—	—	—	(32,234)
Employee share option scheme - value of services provided	—	—	—	207	—	207
Issuance of ordinary shares arising from exercise of employee share options	169	—	—	(78)	—	91
Actuarial gains of defined benefit plans	—	36	—	—	—	36

As at 31 December 2007	21,510	27,771	(734)	309	1,233	50,089

The accumulated losses of the Group include accumulated losses of HK$2 million by associates as at 31 December 2007 (2006 - HK$2 million).

146	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

32.	Notes to Consolidated Cash Flow Statement

	2006 HK$ millions	2007 HK$ millions
(a) Purchases of subsidiaries
Net assets acquired (excluding cash and cash equivalents):
Fixed assets (Note 22)	906	—
Goodwill (Note 23)	4,681	—
Other intangible assets
- telecommunications licence (Note 24)	264	—
- brand name and customer base (Note 24)	108	—
Stocks	3	—
Trade and other receivables	262	—
Borrowings (Note (d))	(3,238)	—
Trade and other payables	(1,020)	—

	1,966	—

Discharged by:
Cash payment	—	—
Less: Cash and cash equivalents acquired	(41)	—

Total net cash consideration	(41)	—
Prepayment for acquisition of subsidiaries	2,007	—

	1,966	—

(b) Purchase of transmission business
Net assets acquired:
Fixed assets (Note 22)	137	—
Other intangible assets
- customer base (Note 24)	48	—
Deferred tax liabilities (Note 26)	(16)	—

	169	—

Discharged by:
Cash payment	124	—
Negative goodwill recognised directly in the consolidated income statement	45	—

	169	—

Hutchison Telecommunications International Limited Annual Report 2007	147

Notes to the Accounts

32.	Notes to Consolidated Cash Flow Statement (continued)

	2006 HK$ millions	2007 HK$ millions
(c) Disposal of subsidiaries
Net assets disposed of (excluding cash and cash equivalents):
Fixed assets (Note 22)	47	19,199
Goodwill (Note 23)	—	14,835
Other intangible assets (Note 24)	—	1,869
Other non-current assets	—	471
Stocks	61	73
Deferred tax assets (Note 26)	3	1,228
Trade and other receivables	250	7,306
Borrowings (Note (d))	(63)	(18,547)
Trade and other payables	(273)	(18,214)
Cost, fees and expenses, accrued and paid	—	4,019
Taxation	—	(252)
Derivative financial liabilities	—	(92)
Other long-term liabilities	—	(353)
Current income tax liabilities	(20)	—
Deferred tax liabilities (Note 26)	(3)	(791)
Exchange reserve (Note 31)	—	(1,115)
Intercompany balance assigned to vendor	—	8,681
Minority interest (Note (d))	—	(4,475)

	2	13,842
Profit on disposal of subsidiaries	—	69,343

	2	83,185

Satisfied by:
Cash payment	105	84,663
Less: Cash and cash equivalents disposed of	(103)	(1,478)

	2	83,185

148	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

32.	Notes to Consolidated Cash Flow Statement (continued)

	Borrowings HK$ millions	Minority interest HK$ millions	Total HK$ millions
(d) Analysis of changes in financing during the year
As at 1 January 2006	26,692	3,652	30,344
New loans	33,605	—	33,605
Repayment of loans	(25,532)	(188)	(25,720)
Net cash generated from/(used in) financing activities	8,073	(188)	7,885
Minority interest in profit	—	1,375	1,375
Exchange translation differences	1,396	256	1,652
Relating to subsidiaries acquired (Note (a))	3,238	—	3,238
Relating to additional interest in subsidiaries acquired	—	(524)	(524)
Relating to a subsidiary disposed of (Note (c))	(63)	—	(63)
Relating to exercise of share options of a subsidiary	—	67	67
Equity contribution from minority shareholders	—	1,368	1,368
Dividend paid to minority shareholders	—	(266)	(266)
Share of other reserves	—	17	17
Actuarial gains of defined benefit plans	—	1	1
Amortisation of loan facility fees	81	—	81

As at 31 December 2006	39,417	5,758	45,175

As at 1 January 2007	39,417	5,758	45,175
New loans	7,847	608	8,455
Repayment of loans	(20,184)	—	(20,184)
Net cash (used in)/generated from financing activities	(12,337)	608	(11,729)
Minority interest in profit	—	892	892
Exchange translation differences	2,466	528	2,994
Fair value gain on derivative instruments	(530)	—	(530)
Settlement of derivative instruments	473	—	473
Relating to a subsidiary disposed of (Note (c))	(18,547)	(4,475)	(23,022)
Relating to exercise of share options of a subsidiary	—	117	117
Dividend paid to minority shareholders	—	(594)	(594)
Share of other reserves	—	16	16
Actuarial gains of defined benefit plans	—	2	2
Amortisation of loan facility fees	78	—	78

As at 31 December 2007	11,020	2,852	13,872

(e)	Significant non-cash transactions

During the year ended 31 December 2006, the Group capitalised licence fees of HK$1,351 million as telecommunications licences (included in other intangible assets) with the corresponding amount recorded as licence fees liabilities (represented mainly the discounted value of the fixed annual fees to be paid over the licence period).

Hutchison Telecommunications International Limited Annual Report 2007	149

Notes to the Accounts

33.	Contingent Liabilities

As at 31 December 2007, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$60 million.

(b)	a total of 12 claims against the Group’s subsidiary in Israel and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

Amount of claim (in approximate HK$ millions)
Alleged violation of antitrust law	238
Alleged consumer complaints	5,025
Alleged unauthorised erection of cellular antennas, causing environmental damages	1,980

At this stage, and until the claims are recognised as class actions, the Group and its legal counsel are unable to evaluate the probability of success of such claims, and therefore no provision has been made. In addition, the Group and its legal counsel are of the opinion that even if the requests to recognise these claims as class actions are granted, and even if the plaintiffs’ arguments are accepted, the outcome of the claims will likely be significantly lower than the abovementioned amounts.

34.	Commitments

Outstanding Group commitments not provided for in the accounts are as follows:

(a)	Capital commitments

	Telecommunications mobile network		Telecommunications fixed network
	2006 HK$ millions	2007 HK$ millions	2006 HK$ millions	2007 HK$ millions
Contracted but not provided for	7,359	2,870	360	261
Authorised but not contracted for (Note)	10,500	4,512	268	375

	17,859	7,382	628	636

Note:	The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to vigorous authorisation process before the expenditure is committed.

150	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

34.	Commitments (continued)

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets
	2006 HK$ millions	2007 HK$ millions	2006 HK$ millions	2007 HK$ millions
Not later than one year	747	690	177	290
Later than one year and not later than five years	1,532	1,225	194	157
Later than five years	1,569	805	87	1

	3,848	2,720	458	448

(c)	Acquisition of telecommunications licence for third generation mobile services

In October 2001, a subsidiary of the Company was issued a 3G licence in the 1900-2200-MHz radio spectrum for Hong Kong (“Licence”) for a duration of 15 years. For the first five years of the term of the Licence, fixed annual licence fees were payable. Beginning from the sixth year of the Licence, variable licence fees payable amount to 5% of network turnover (as defined in the Licence) in respect of the relevant year; or the Appropriate Fee (as defined in the Licence) in respect of the relevant year whichever is greater. The net present value of the Appropriate Fee has already been recorded as licence fees liabilities.

(d)	Royalties commitments

As at 31 December 2007, Partner Communications is committed to pay royalties to the Government of Israel at 2.5% on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” which includes all kinds of income of Partner Communications from the provision of telecommunications services under the licence - including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications licence and deducting bad debts, payments to another communication licencee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators has been reduced annually by 0.5% since 1 January 2006 and will continue to be reduced until it reaches 1%.

Hutchison Telecommunications International Limited Annual Report 2007	151

Notes to the Accounts

35.	Employee Retirement Benefits

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(a)	Defined benefit plans

The Group’s defined benefit plans represent principally contributory final salary pension plans in Hong Kong. As at 31 December 2007, the Group’s plans were valued by the independent qualified actuaries using the projected unit credit method to account for the Group’s pension accounting costs.

The amount recognised in the consolidated balance sheet are as follows:

	2006 HK$ millions	2007 HK$ millions
Pension assets (Note 25)	—	(20)
Pension obligations (Note 29)	15	13

	15	(7)

The principal actuarial assumptions used for accounting purposes are as follows:

	2006	2007
Discount rate applied to defined benefit plan obligations	3.75% -11.00%	3.20% -10.00%
Expected return on plan assets	8.00%	8.00% -10.00%
Future salary increases	3.00% -10.00%	4.00% -10.00%
Interest credited on plan accounts	5.00% - 6.00%	5.00% - 6.00%

	2006 HK$ millions	2007 HK$ millions
The amount recognised in the consolidated income statement:
Current service cost	26	29
Interest cost	8	8
Expected return on scheme assets	(15)	(16)
Gains on curtailments and settlements	(7)	—

Total, included in staff costs (Note 9)	12	21

The amount recognised in the consolidated balance sheet:
Present value of funded plans’ obligations	193	213
Present value of unfunded plans’ obligations	9	13
Less: Fair value of plan assets	(187)	(233)

Liability/(Asset) recognised in consolidated balance sheet	15	(7)

The limit of net assets to be recognised:
Cumulative unrecognised net actuarial losses and past service cost	—	—
Present value of available future refunds or reduction in future contribution	11	25

Limit per IAS 19 paragraph 58/58A/58B	11	25
Net pension liabilities/(assets) recognised in consolidated balance sheet	15	(7)

Reduction of net asset due to the limit	—	—

152	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

35.	Employee Retirement Benefits (continued)

(a)	Defined benefit plans (continued)

	2006 HK$ millions	2007 HK$ millions
Changes in present value of the defined benefit obligations
Beginning of year	205	202
Current service cost net of employee contributions	26	29
Actual employee contributions	1	1
Interest cost	8	8
Actuarial losses on obligations	4	4
Gains on curtailments and settlements	(7)	—
Actual benefits paid	(34)	(19)
Net transfer (out)/in liabilities	(1)	1

End of year	202	226

Changes in the fair value of the plan assets
Beginning of year	193	187
Expected return on plan assets	15	16
Actuarial gains on plan assets	16	42
Assets distributed on settlements	—	—
Actual company contributions	5	6
Actual benefits paid	(41)	(19)
Net transfer (out)/in assets	(1)	1
Exchange differences	—	—

End of year	187	233

The analysis of the fair value of plan assets at end of year is as follows:
Equity instruments	133	154
Debt instruments	37	41
Other assets	17	38

	187	233

The experience adjustments are as follows:
Fair value of plan assets	187	233
Present value of funded plans’ obligations	(193)	(213)
Present value of unfunded plans’ obligations	(9)	(13)

(Deficit)/surplus	(15)	7

Experience adjustments on plan assets	15	42

Percentage of plan assets (%)	8	18

Experience adjustments on plan obligations	(12)	(8)

Percentage of plan obligations (%)	6	4

Hutchison Telecommunications International Limited Annual Report 2007	153

Notes to the Accounts

35.	Employee Retirement Benefits (continued)

(a)	Defined benefit plans (continued)

The actual return on plan assets during the year ended 31 December 2007 was HK$58 million (2006 - HK$30 million).

The accumulated actuarial losses recognised in the statement of recognised income and expense as at 31 December 2007 was HK$14 million (2006 - HK$24 million).

Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the surplus/deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 30 June 2006 reported a funding level of 108% of the accrued actuarial liabilities on an ongoing basis. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6.0% per annum and salary increases of 4.0%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The funding of the plan will be reassessed based upon the results of next formal actuarial valuation to be completed by 30 June 2009 in accordance with the requirements of ORSO. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2007, the plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

(b)	Defined contribution plans

The employees of certain subsidiaries are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. Forfeited contribution totaling HK$1 million (2006 - HK$1 million) were used to reduce the current year’s level of contribution.

154	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

36.	Equity Compensation Benefits

(a)	Share options of the Company

On 17 September 2004, the Company approved and adopted by a resolution of the then sole shareholder of the Company a share option scheme (the “Share Option Scheme”). The Share Option Scheme was further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005, subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005 and 9 February 2006 respectively, and further amended by an ordinary resolution passed at the extraordinary general meeting of the Company held on 8 May 2007.

Share options have been granted to directors and employees. The exercise price of the options granted is equal to the average market price of the five trading days immediately preceding the date of the grant. The options are exercisable starting one year from the grant date; the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

As at 31 December 2007, details of share options granted under the Share Option Scheme are as follows:

Option series	Number of share options granted (in thousands)	Grant date	Expiry date (2)	Exercise price per share option
2005 grant	76,300	8 August 2005	7 August 2015	HK$	1.95	(1)
2007 grant	13,850	23 November 2007	22 November 2017	HK$	11.51

1.	The exercise price for the 2005 grant was adjusted from HK$8.70 to HK$1.95 per share on 29 June 2007 as a result of the payment of Transaction Special Dividend (see Note 17) and pursuant to the terms of the Share Option Scheme of the Company as amended by the ordinary resolution duly passed by shareholders of the Company on 8 May 2007.
2.	In accordance with the terms of the Share Option Scheme, one third of the share options are vested and exercisable on the expiry of each of the first, second and third year after the date on which the option was accepted.

The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	2006			2007
	Weighted average exercise price per share		Number of share options involved (thousands)	Weighted average exercise price per share		Number of share options involved (thousands)
As at 1 January	HK$	8.70	76,300	HK$	8.70	50,457
Granted		—	—	HK$	11.51	13,850
Forfeited	HK$	8.70	(12,417)	HK$	1.95	(333)
Exercised (Note 30)	HK$	8.70	(13,426)	HK$	5.88	(16,191)

As at 31 December	HK$	8.70	50,457	HK$	4.72	47,783

As at 31 December 2007, out of the 47,783 thousand outstanding share options (2006 - 50,457 thousand), 13,750 thousand (2006 - 9,424 thousand) share options were exercisable. Options exercised in 2007 resulted in 9,424 thousand (2006 - 13,426 thousand) shares being issued at HK$8.70 (2006 - HK$8.70) each and 6,767 thousand shares being issued at HK$1.95 each. The related weighted average share price at the time of exercise was HK$13.51 per share (2006 - HK$16.51). Out of the 47,783 thousand outstanding share options, 33,933 thousand and 13,850 thousand options are expiring on 7 August 2015 and 22 November 2017 respectively.

Hutchison Telecommunications International Limited Annual Report 2007	155

Notes to the Accounts

36.	Equity Compensation Benefits (continued)

(a)	Share options of the Company (continued)

The Company uses Black-Scholes model to measure the fair value of services received in return for share options granted with the following inputs:

	2005 grant		2007 grant
Input into the model	Original	Modified (1)
Risk-free interest rate (%) (2)	3.68	4.62	3.145
Expected life (years)	5.5 to 6.5	4.0 to 4.5	5.5 to 6.5
Expected volatility (%) (3)	27.76	26.92	28.00

1.	Subsequent to the adjustment in exercise price of 2005 grant on 29 June 2007, the inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$3.05 to HK$7.64.

2.	The risk-free rate was determined based on the yield of 7 year exchange fund notes at the period of grant/modification.

3.	Expected volatility:

i.	The expected volatility for the 2005 grant was determined based on statistical analysis of daily share prices of comparable telecommunication companies over the last three years.

ii.	The expected volatility for the 2005 grant modification was determined based on statistical analysis of daily share prices of the Company over the last one year up to 4 June 2007(date of dividend payment).

iii.	The expected volatility for the 2007 grant was determined by taking the average of statistical analysis of daily share prices of the Company over the last one year up to 23 November 2007 with ex-dividend share price adjusted and statistical analysis of daily share prices of the Company from date of dividend payment to 23 November 2007.

(b)	Employee stock option plans of Partner Communications Company Ltd.

Partner Communications became the Group’s subsidiary since April 2005.

In July 2004, the board of directors of Partner Communications approved an employee stock option plan (as amended on 1 March 2006) (the “2004 Plan”) for options to be granted to employees under the provisions of the capital gain’s tax route provided for in section 102 of the Israeli Income Tax Ordinance. A total number of 5,775,000 ordinary shares of Partner Communications (the “Partner Communications Shares”) were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration.

The Partner Communications Compensation Committee has the authority to determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined by taking the consideration of the average market price of Partner Communications Shares for the 30 trading days preceding the day on the options are granted, less 15%. The options vest in four equal annual batches, provided the employee is still in his employment. The options are exercisable after the day of vesting but no later than the expiration of the exercise period, which will be fixed by the Partner Communications Compensation Committee and will not exceed ten years from the date of grant.

156	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

36.	Equity Compensation Benefits (continued)

(b)	Employee stock option plans of Partner Communications Company Ltd. (continued)

The board of directors of Partner Communications adopted the 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) in 1998 and 2000 respectively. Until November 2003, Partner Communications granted options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform to the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. Options granted under the 1998 Plan, 2000 Plan and 2003 Amended Plan, which were approved by Partner Communications prior to Partner Communications becoming a subsidiary of the Company in April 2005, will remain valid but no further grant of options will be made under the aforesaid three Plans without the board of directors of Partner Communications approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable and until they are approved by shareholders of the Company and HWL respectively.

The weighted average fair value of options granted during the year was determined using the Black-Scholes valuation model that uses the assumptions noted in the following table:

	2006	2007
Risk-free interest rate	5.5%	4.1%
Weighted average expected life	5 years	4 years
Expected volatility	39%	26%

The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	2006		2007
	Weighted average exercise price per share (NIS)	Number of share options involved (thousands)	Weighted average exercise price per share (NIS)	Number of share options involved (thousands)
As at 1 January	25.85	7,067	27.78	5,073
Granted	33.18	596	53.33	841
Forfeited/Expired	27.14	(602)	27.33	(246)
Exercised	22.72	(1,988)	27.00	(2,804)

As at 31 December	27.78	5,073	36.06	2,864

Exercisable at 31 December	26.57	2,377	28.24	625

Hutchison Telecommunications International Limited Annual Report 2007	157

Notes to the Accounts

37.	Ultimate Holding Company

As at 31 December 2006, the Company was owned as to 49.7% by HWL and 19.3% by Orascom Telecom Holding S.A.E. (“Orascom”). The remaining shares were widely held. As there was no shareholder, directly or indirectly, which had more than 50% of the voting control or otherwise had governing power over the Company, the Directors considered that the Company had no ultimate holding company.

In June 2007, HWL acquired an aggregate of 12 million of the Company’s shares in the open market through SEHK for an aggregate consideration of approximately HK$124 million. As at 31 December 2007, HWL’s ownership of the Company’s shares in issue increased to 50.11% and the Directors regarded HWL as being the Company’s ultimate holding company.

In January 2008, Orascom sold the entire interest that it held in the Company, of which 441 million shares were acquired by HWL. As a result, the Company was owned as to 59.33% by HWL.

38.	Related Party Transactions

For the purposes of these accounts, parties are considered to be related to the Group if the party has the ability, directly or indirectly, to exercise significant influence over the Group in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals.

Related Party Group:

Hutchison Group – HWL together with its direct and indirect subsidiaries.

Transactions between the Company and its subsidiaries have been eliminated on consolidation. Transactions between the Group and other related parties during the year are summarised below:

(a)	Key management personnel remuneration

No transaction has been entered with the directors of the Company (being the key management personnel) during the year other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 9(a).

158	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

38.	Related Party Transactions (continued)

(b)	Transactions with Hutchison Group:

	2006 HK$ millions	2007 HK$ millions
Provision for fixed telecommunications and other services	(68)	(62)
Provision for mobile telecommunications services income	(22)	(27)
Rental expenses on lease arrangements	57	53
Bill collection services fee expenses	11	13
Roaming arrangement fee income	(3)	(13)
Sharing of services arrangements	29	30
Dealership services fee expenses	21	22
Global procurement services arrangements expense	26	10
Provision of data center services	(19)	(18)
Purchase of handset and accessories	1,239	1,101
Purchase of office supplies	7	12
Advertising and promotion expenses	17	25
Guarantee and other finance fees	95	54
Interest income on non-current amount due from a related company	(6)	(3)
Purchase of cash voucher for capital expenditure settlement	—	21

(c)	Balances with Hutchison Group:

	Note		2006 HK$ millions	2007 HK$ millions
Receivables from related companies	(i	)	50	—
Payables to related companies	(ii	)	(99)	(61)
Non-current amount due from a related company	(iii	)	117	—

(i)	The receivables from related companies are unsecured, interest free and repayable on demand.

(ii)	The payables to related companies arose during the ordinary course of business are unsecured, interest free and repayable on demand.

(iii)	As at 31 December 2006, the non-current amount due from a related company of HK$117 million arose from a loan to Hutchison Call Centre Holdings Limited (“HCCHL”), a subsidiary of HWL, which was unsecured and interest bearing at LIBOR plus 1% per annum. HCCHL held a call option while the Group held a put option exercisable between 3 to 5 years from March 2006, which if exercised, would entitle HCCHL to acquire the business owned by 3 Global Services Private Limited (“3GS”), a subsidiary of the Group, at an exercise price based on the aggregate of the consideration paid for the acquisition of Hutchison Tele-Services (India) Holdings Limited (“HTSI”) from HCCHL and investment cost plus interest accrued and after deduction of any distribution made by HTSI for the period from the date of acquisition to the date of transfer of the 3GS business. The loan was repayable upon the exercise of the said call/put options, or if the options were not exercised during the exercise period, the said loan together with the accrued interest income would be accounted for as the consideration for the acquisition of HTSI upon expiry of the options. HTSI and 3GS were subsidiaries of CGP and therefore were effectively acquired by Vodafone when Vodafone acquired CGP from the Company in May 2007.

Hutchison Telecommunications International Limited Annual Report 2007	159

Notes to the Accounts

39.	Subsequent Events

The following events occurred subsequent to 31 December 2007 up to the date of approval of these accounts by the Board:

a.	Disposal of Kasapa Telecom Limited, the Company’s Ghana Mobile telecommunications operation

On 17 January 2008, Hutchison Telecommunications International (Cayman) Holdings Limited, a wholly-owned subsidiary of the Company, entered into an agreement to sell all of the direct and indirect equity and loan interests and intellectual property held through subsidiaries, in Kasapa Telecom Limited, the Ghana operations, to EGH International Limited, for a cash consideration of HK$583.5 million.

b.	On 30 January 2008, the parties to the BCC applied to The People’s Committee of Hanoi City for the BCC project to convert from CDMA to GSM technology. The application was approved on 8 March 2008 and an Investment Certificate was granted by The People’s Committee of Hanoi City for a period of 15 years from 8 March 2008.

c.	On 6 February 2008, Partner Communications announced a share buy-back plan throughout 2008, in an amount of up to NIS 600 million, subject to appropriate market conditions.

d.	On 18 March 2008, the Group’s 60%-owned subsidiary, PT. Hutchison CP Telecommunications (“HCPT”), entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration, assuming completion of all towers, of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period. Concurrent with completion of the first tranche assets, HCPT and Protelindo will enter into a master lease agreement pursuant to which HCPT will have (i) right to access, occupy and use the capacity reserved for HCPT on such of the base station towers and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) options to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price. On the bases that the sale is treated as a sale of all the 3,692 base station tower sites and the lease is treated as an operating lease, the Group expects to realise a disposal gain, subject to audit, of approximately US$236 million (approximately HK$1,832 million) from the sale.

40.	US Dollar Equivalents

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 31 December 2007, which was HK$7.7984 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

160	Hutchison Telecommunications International Limited Annual Report 2007

Notes to the Accounts

41.	Balance Sheet of the Company, Unconsolidated

	2006 HK$ millions	2007 HK$ millions
ASSETS
Current assets
Cash and cash equivalents	14	30
Other receivables and prepayments	4	5
Amounts due from subsidiaries (Note (b))	216	743
Loans to subsidiaries (Note (c))	19,005	19,073

Total current assets	19,239	19,851

Non-current assets
Investments in subsidiaries, at costs (Note (d))	3,400	3,400

Total assets	22,639	23,251

LIABILITIES
Current liabilities
Amounts due to subsidiaries (Note (b))	94	330
Accrued expenses and other payables	22	19

Total current liabilities	116	349

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital (Note 30)	1,191	1,195
Reserves (Note (e))	21,332	21,707

Total equity	22,523	22,902

Total equity and liabilities	22,639	23,251

Net current assets	19,123	19,502

Total assets less current liabilities	22,523	22,902

LUI Dennis Pok Man	Tim Lincoln PENNINGTON
Director	Director

Hutchison Telecommunications International Limited Annual Report 2007	161

Notes to the Accounts

41.	Balance Sheet of the Company, Unconsolidated (continued)

(a)	The Company was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability.

(b)	Amounts due from/to subsidiaries are unsecured, interest free and repayable on demand.

(c)	As at 31 December 2007 and 2006, the loans to subsidiaries are unsecured, interest free and repayable on demand.

(d)	In 2006, the Company injected HK$3,400 million as additional share capital into a wholly-owned subsidiary, increasing the Company’s cost of investment in its subsidiaries from HK$25 to HK$3,400 million.

(e)	Reserves

	Share premium HK$ millions	Accumulated losses HK$ millions	Fair value and other reserves HK$ millions	Total HK$ millions
As at 1 January 2006	21,187	(38)	53	21,202
Issuance of ordinary shares arising from exercise of employee share options (Note 31)	154	—	(41)	113
Loss for the year	—	(60)	—	(60)
Employee share option scheme – value of services provided	—	—	77	77

As at 31 December 2006	21,341	(98)	89	21,332

As at 1 January 2007	21,341	(98)	89	21,332
Issuance of ordinary shares arising from exercise of employee share options (Note 31)	169	—	(78)	91
Profit for the year	—	32,327	—	32,327
Dividend paid	—	(32,234)	—	(32,234)
Employee share option scheme – value of services provided	—	—	191	191

As at 31 December 2007	21,510	(5)	202	21,707

162	Hutchison Telecommunications International Limited Annual Report 2007

Principal Subsidiaries

Particulars of the principal subsidiaries as at 31 December 2007 are as follows:

	Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered capital	Percentage of equity interest held	Principal activities
BFKT (Thailand) Limited (Note 1)	Thailand	THB	5,000,000	49%	Network leasing
HCL Network Partnership	Hong Kong	HK$	10,000	100%	Telecommunications network equipment leasing and provision of ancillary services
HTI (BVI) Finance Limited	British Virgin Islands	US$	1	100%	Finance
Hutchison CAT Wireless MultiMedia Limited (Note 1)	Thailand	THB	950,000,000	36%	Marketing of mobile telecommunications services
Hutchison Global Communications Limited	Hong Kong	HK$	20	100%	Fixed-line communications
Hutchison GlobalCentre Limited	Hong Kong	HK$	2	100%	Data centre facilities services
Hutchison MultiMedia Services Limited	Hong Kong	HK$	20	100%	Provision of internet services
Hutchison Telecommunication Services Limited	Hong Kong	HK$	20	100%	Mobile telecommunications retail operations
Hutchison Telecommunications (Hong Kong) Limited	Hong Kong	HK$	20	100%	Provision of management and treasury services
Hutchison Telecommunications Information Technology (Shenzhen) Limited	China	HK$	10,000,000	100%	Provision of information technology services
Hutchison Telecommunications International (HK) Limited	Hong Kong	HK$	2	100%	Provision of management services
Hutchison Telecommunications Lanka (Private) Limited	Sri Lanka	LKR	875,000,000	100%	Mobile telecommunications services
Hutchison Telephone (Macau) Company Limited	Macau	MOP	10,000,000	71%	Mobile telecommunications services
Hutchison Telephone Company Limited	Hong Kong	HK$	1,258,120	71%	Mobile telecommunications services
Kasapa Telecom Limited	Ghana	GHC	13,165,886,000	100%	Mobile telecommunications services
Partner Communications Company Ltd.	Israel	NIS	1,573,208	50%	Mobile telecommunications services
PT. Hutchison CP Telecommunications	Indonesia	IDR	649,890,000,000	60%	Mobile telecommunications services

Note 1:	In addition to the Group’s 49% and 36% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited respectively as disclosed above, the Group also holds call options over 51% and 30% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.

Hutchison Telecommunications International Limited Annual Report 2007	163

   Five-year Financial Summary

	2003 HK$ millions	2004 HK$ millions	2005 HK$ millions	2006 HK$ millions	2007 HK$ millions	2007 US$ millions
RESULTS

Turnover
- Continuing operations	5,548	7,752	14,360	17,923	20,401	2,616
- Discontinued operations	4,497	7,093	9,996	15,455	6,989	896

	10,045	14,845	24,356	33,378	27,390	3,512

(Loss)/Profit attributable to equity holders of the Company
- Continuing operations	(377)	(525)	(2,076)	(1,191)	(3,147)	(403)
- Discontinued operations	(19)	495	1,308	1,392	70,031	8,980

	(396)	(30)	(768)	201	66,884	8,577

ASSETS, LIABILITIES AND EQUITY
Cash and cash equivalents	1,993	2,102	2,436	2,048	36,611	4,695
Restricted cash	6	10	1	—	—	—
Other current assets	3,177	4,211	10,706	10,549	5,242	672
Total non-current assets	31,991	34,397	46,448	67,121	34,570	4,433

Total assets	37,167	40,720	59,591	79,718	76,423	9,800

Current borrowings	5,483	13,844	7,690	16,048	5,083	652
Other current liabilities	6,016	6,852	10,781	13,817	8,132	1,043
Non-current borrowings	7,485	3,582	19,002	23,369	5,937	761
Amounts due to related companies	22,903	—	—	—	—	—
Deferred tax liabilities	46	148	963	1,075	584	75
Other non-current liabilities	1,255	1,428	1,333	2,992	2,551	327

Total liabilities	43,188	25,854	39,769	57,301	22,287	2,858

Share capital	—	1,125	1,188	1,191	1,195	153
Reserves	(6,716)	12,705	14,982	15,468	50,089	6,423

Shareholders’ (deficit)/equity	(6,716)	13,830	16,170	16,659	51,284	6,576
Minority interest	695	1,036	3,652	5,758	2,852	366

Total equity	(6,021)	14,866	19,822	22,417	54,136	6,942

Total equity and liabilities	37,167	40,720	59,591	79,718	76,423	9,800

Note:	The Group adopted IFRS for the first time as the basis of preparing its consolidated accounts for the year ended 31 December 2007 with 1 January 2006 as the date of transition to IFRS. The transition from HKFRS to IFRS did not result in a change to the shareholders’ equity reported under HKFRS on 1 January 2006 and 31 December 2006. It also did not result in a change in the income statement reported under HKFRS for the year ended 31 December 2006. The Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS. Accordingly, figures for the years ended 31 December 2003, 2004 and 2005 are not restated to comply with IFRS.

164	Hutchison Telecommunications International Limited Annual Report 2007

Information for Shareholders

Listings

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Shares (ADSs) on New York Stock Exchange, Inc. Each ADS represents ownership of 15 ordinary shares of the Company. Additional information and specific enquiries concerning the Company’s ADSs should be directed to the Company’s ADS Depositary at the address given on this page.

Stock Code / Ticker

The Stock Exchange of Hong Kong Limited	2332
New York Stock Exchange, Inc.	HTX

Public Float Capitalisation

As at 31 December 2007:
approximately HK$18,917 million, representing 33.75% of the issued share capital of the Company.

Financial Calendar

2007 Final Results	18 March 2008
US Record Date	4 April 2008
Closure of Registers of Members	1 May to 6 May 2008
2008 Annual General Meeting	6 May 2008
2008 Interim Results	August 2008

Registered Office

Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman KY1-1111, Cayman Islands
Telephone:	+1 345 945 3901
Facsimile:	+1 345 945 3902

Head Office and Principal Place of Business

22/F, Hutchison House, 10 Harcourt Road, Hong Kong
Telephone:	+852 2128 1188
Facsimile:	+852 2128 1778

Principal Executive Offices in Hong Kong

20/F, Hutchison Telecom Tower, 99 Cheung Fai Road,
Tsing Yi, Hong Kong
Telephone:	+852 2128 3222
Facsimile:	+852 2827 1371

Principal Share Registrar and Transfer Office

Butterfield Fund Services (Cayman) Limited
Butterfield House, 68 Fort Street, George Town,
Grand Cayman, Cayman Islands
Mailing address:	P.O. Box 705, Grand Cayman KY1-1107, Cayman Islands
Telephone:	+1 345 949 7055
Facsimile:	+1 345 949 7004

Hong Kong Branch Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East,
Wanchai, Hong Kong
Telephone:	+852 2862 8628
Facsimile:	+852 2865 0990

ADS Depositary

Citibank Shareholder Services
P.O. Box 43077, Providence, Rhode Island 02940-3077, USA
Toll free for US only:	1 877 248 4237 CITI-ADR
From outside US:	+1 816 843 4281
Facsimile:	+1 201 324 3284
Email:	citibank@shareholders-online.com

Investor Information

Corporate press releases, financial reports and other investor information on the Company are available online at the Company’s website.

Investor Relations Contact

Please direct enquiries to:

Email:	htilir@htil.com.hk
Telephone:	+852 2128 3145

Website

www.htil.com

Cautionary Statements

This annual report contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

Hutchison Telecommunications International Limited

20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong

Telephone : +852 2128 3222

Facsimile : +852 2827 1371

www.htil.com

Exhibit 1.5

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Telecommunications International Limited will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 6 May 2008 at 2:30 p.m. for the purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditor for the year ended 31 December 2007;

2.	To re-elect directors of the Company and to authorise the board of directors to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and to authorise the board of directors to fix its remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A)	“THAT:

(a)	subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

1

(d)	for the purposes of this resolution,

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

(B)	“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, Shares including any form of depositary shares representing the right to receive such Shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

(c)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)	“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or

2

agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT, conditionally on the approval of the same by the shareholders of Hutchison Whampoa Limited (the ultimate holding company of the Company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited), (i) the existing plan mandate limit in respect of the granting of options to subscribe for shares (the “Partner Shares”) in Partner Communications Company Ltd. (“Partner”, an indirect non wholly-owned subsidiary of the Company whose shares are listed on Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ) under the share option plans of Partner be refreshed and renewed to the extent and provided that the total number of Partner Shares which may be allotted and issued pursuant to the exercise of the options to be granted under the 2004 Partner Share Option Plan as defined in the circular to shareholders of the Company dated 11 April 2008 (excluding options previously granted, outstanding, cancelled, lapsed or exercised under all share option plans of Partner) shall be increased by 8,142,000 Partner Shares; and (ii) the 2004 Partner Share Option Plan be amended by increasing the total number of Partner Shares reserved for issuance upon exercise of options to be granted under the 2004 Partner Share Option Plan by 8,142,000 Partner Shares.”

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“THAT, with effect from the conclusion of the meeting at which this resolution is passed, the proposed amendments to the 2004 Partner Share Option Plan (as defined in the circular to shareholders of the Company dated 11 April 2008 (the “Circular”) of Partner Communications Company Ltd. (“Partner”, an indirect non wholly-owned subsidiary of the Company whose shares are listed on Tel-Aviv Stock Exchange with American depositary shares quoted on the US NASDAQ) as described in the Circular and more particularly set out in the amended 2004 Partner Share Option Plan (a copy of which has been produced to the meeting and marked “A”), and conditionally on the approval of the same by the shareholders of Partner and Hutchison Whampoa Limited (the ultimate holding company of the Company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited), be and they are hereby approved, subject to such modifications of the relevant amendments to the 2004 Partner Share Option Plan as the Directors of the Company may consider necessary, taking into account the requirements of the relevant regulatory authorities, including without limitation, The Stock Exchange of Hong Kong Limited, and that the Directors be authorised to do all such acts and things as may be necessary to carry out such amendments and (if any) modifications into effect.”

The register of members of the Company will be closed from Thursday, 1 May 2008 to Tuesday, 6 May 2008, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 11 April 2008

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Notes:

1.	In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 30 April 2008.

2.	Only members are entitled to attend and vote at the meeting.

3.	A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

4.	At the meeting, the chairman of the meeting will exercise his power under Article 66 of the Articles of Association of the Company to put each of the above resolutions to the vote by way of a poll.

5.	With respect to Ordinary Resolution No.4(A), the directors of the Company wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No.4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.	A circular containing the information regarding, inter alia, the proposed re-election of directors, general mandates to issue and repurchase shares of the Company, the proposed refreshment of plan mandate limit of and amendments to the 2004 Partner Share Option Plan is being sent to the shareholders of the Company together with the Company’s 2007 Annual Report, both of which are also available online at the Company’s website www.htil.com.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Tim PENNINGTON Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man) Mr. WONG King Fai, Peter	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY
Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Directors: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington) Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)

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